Exhibit 99.3 SEDAR VERSION FIRST SUPPLEMENTAL CREDIT AGREEMENT AMONG THE LION ELECTRIC COMPANY / LA COMPAGNIE ÉLECTRIQUE LION AS BORROWER - AND - THE LENDERS FROM TIME TO TIME PARTY HERETO AS LENDERS - AND - NATIONAL BANK OF CANADA AS ADMINISTRATIVE AGENT - AND - NATIONAL BANK FINANCIAL MARKETS AS LEAD ARRANGER AND SOLE BOOKERUNNER DATED AS OF JANUARY 25, 2022

FIRST SUPPLEMENTAL CREDIT AGREEMENT entered into in Montréal, Province of Québec and dated as of January 25, 2022. AMONG: THE LION ELECTRIC COMPANY / LA COMPAGNIE ÉLECTRIQUE LION, as Borrower; AND: THE GUARANTORS SET FORTH ON THE SIGNATURE PAGES HERETO, as Guarantors AND: THE LENDERS SET FORTH ON THE SIGNATURE PAGES HERETO, as Lenders; AND NATIONAL BANK OF CANADA, as Administrative Agent WITNESSETH: WHEREAS a credit agreement dated as August 11, 2021 was entered into among The Lion Electric Company / La Compagnie Électrique Lion, as borrower, the guarantors from time to time party thereto, as guarantors, the lenders from time to time party thereto, as lenders, and National Bank of Canada, as administrative agent, as amended by an amendment request dated as of November 4, 2021 (the “Principal Credit Agreement”); WHEREAS the Borrower has requested and the Administrative Agent and the Lenders have accepted to increase the Revolving Facility from US$100,000,000 to US$200,000,000 in accordance with the provisions of Section 21.16 of the Principal Credit Agreement (the “Revolving Facility Increase”); WHEREAS the parties hereto wish to amend certain provisions of the Principal Credit Agreement to, inter alia, provide for the Revolving Facility Increase as well as to make certain other amendments to the Principal Credit Agreement, the whole pursuant to the terms of this First Supplemental Credit Agreement (the Principal Credit Agreement, as amended by this First Supplemental Credit Agreement, is hereinafter referred to as the “Credit Agreement”); and NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the parties agree as follows: ARTICLE 1 INTERPRETATION 1.1 First Supplemental Credit Agreement. As and from the First Amendment Effective Date (as defined below), this First Supplemental Credit Agreement is declared to be supplemental to

FIRST SUPPLEMENTAL CREDIT AGREEMENT - PAGE 2 the Principal Credit Agreement and is to form part thereof and shall have the same effect as though incorporated in the Principal Credit Agreement. All provisions of the Principal Credit Agreement shall apply to and have effect in connection with this First Supplemental Credit Agreement, save that in the event that there is any conflict between the terms hereof and those in the Principal Credit Agreement, the provisions of this First Supplemental Credit Agreement shall prevail. 1.2 Definitions. Unless otherwise defined herein or unless there is something in the subject matter or the context inconsistent therewith, all capitalized words and expressions used herein or in any deed, document or agreement supplemental or ancillary hereto shall have the meanings ascribed to them in the Credit Agreement. 1.3 Headings, etc. The division of this First Supplemental Credit Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 Preamble. The preamble of this First Supplemental Credit Agreement shall form an integral part hereof as if at length recited herein. 1.5 Governing Law. This First Supplemental Credit Agreement and the interpretation and enforcement thereof shall be governed by and in accordance with the Laws of the Province of Québec and the federal laws of Canada applicable therein. ARTICLE 2 AMENDMENTS TO THE PRINCIPAL CREDIT AGREEMENT 2.1 Effective as of the First Amendment Effective Date, the Principal Credit Agreement is hereby amended by deleting the stricken text and adding the double-underlined text as set forth in the marked pages of the Principal Credit Agreement attached hereto as Schedule “A”. 2.2 The amendments set forth herein are limited precisely as written and shall not be deemed to (i) be a consent to any amendment, waiver or modification of any of the other terms or conditions of the Principal Credit Agreement or the other Operative Documents, or (ii) constitute novation of the obligations arising under the Principal Credit Agreement or the other Operative Documents. Except as specifically amended hereby, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed. ARTICLE 3 CONDITIONS PRECEDENT 3.1 Conditions Precedent to the Amendment. Notwithstanding the execution of this First Supplemental Credit Agreement by the parties hereto, the provisions hereof shall not come into force and the provisions of the Principal Credit Agreement shall continue to bind the parties hereto until such time as the following conditions shall have been met to the satisfaction of the Administrative Agent or waived by the Administrative Agent (on instructions of the Lenders) (the “First Amendment Effective Date”): 3.1.1 the Administrative Agent shall have received true and complete copies of the constitutive documents, charter and by-laws (if applicable), resolutions and certificate of incumbency of the Borrower;

FIRST SUPPLEMENTAL CREDIT AGREEMENT - PAGE 3 3.1.2 the Administrative Agent shall have received in respect of each Credit Party, a certificate of good standing or its local equivalent issued by the appropriate authorities in its jurisdiction of incorporation or formation; 3.1.3 the Borrower and the Administrative Agent, as hypothecary representative, shall have executed a deed of hypothec in an amount of CDN$500,000,000, as principal hypothec, and CDN$100,000,000, as additional hypothec, in each case, with interest thereon at a rate of 25% per annum (the “Deed of Hypothec”) and such Deed of Hypothec shall have been duly registered wherever required under Applicable Law; 3.1.4 Lenders shall have received a certificate of an officer of the Borrower attesting that: 3.1.4.1 since March 31, 2021, there has been no change, which would be expected to have a Material Adverse Effect; 3.1.4.2 no Default or Event of Default shall have occurred and be continuing; and 3.1.4.3 the representations and warranties made by the Credit Parties under the Operative Documents are true and correct in all material respects as at the First Amendment Effective Date (unless stated to relate solely to an earlier date, in which case, such representations and warranties shall be true and correct in all material respects as of such earlier date) and will remain true and correct to the same extent immediately following the First Amendment Effective Date 3.1.5 the Administrative Agent shall have received a Québec law legal opinion of counsel to the Borrower addressed to the Finance Parties, covering the corporate capacity of the Borrower to execute this First Supplemental Credit Agreement and the Deed of Hypothec, the enforceability of this First Supplemental Credit Agreement as against the Borrower, the enforceability and registration of the Deed of Hypothec and all other matters that the Administrative Agent may reasonably require, the whole in form and substance reasonably satisfactory to the Administrative Agent; and 3.1.6 (i) the Administration Agent, for the benefit of the Lenders, shall have received payment of upfront fees equal to 10 bps per annum on the US$100,000,000 increase to the Revolving Facility for the period starting on the First Amendment Effective Date and ending on August 11, 2024. The upfront fees shall be apportioned among the Lenders based on their Rateable Share of the CDN$100,000,000 Revolving Facility increase, and (ii) Lenders’ Counsel fees and out-of-pocket expenses incurred up to and including the First Amendment Effective Date shall have been paid.

FIRST SUPPLEMENTAL CREDIT AGREEMENT - PAGE 4 ARTICLE 4 POST-CLOSING COVENANT 4.1 Cession of Rank. Within thirty (30) days from the First Amendment Effective Date, the Borrower shall deliver to the Administrative Agent a satisfactory cession of rank from Intact Insurance Company with respect to the Deed of Hypothec. ARTICLE 5 EXISTING LIBOR LOANS 5.1 Existing Libor Loans. Notwithstanding anything to the contrary, to the extent that any Loans have been made, converted or rolled over into Libor Loans (as defined in the Principal Credit Agreement) pursuant to the terms of the Principal Credit Agreement prior to the First Amendment Effective Date (each an “Existing Libor Loan”) and the last Selected Period in respect of any such Existing Libor Loan has not expired as of the First Amendment Effective Date, such Existing Libor Loan may remain in effect following the First Amendment Effective Date and, in each case, shall remain subject at all times to the applicable terms of the Principal Credit Agreement, and the provisions of the Principal Credit Agreement applicable to Libor Loans shall, solely with respect to any Existing Libor Loans, continue in full force and effect following the First Amendment Effective Date until the last day of the applicable Selected Period in respect of such Existing Libor Loans. ARTICLE 6 MISCELLANEOUS 6.1 Counterparts. This First Supplemental Credit Agreement may be executed in any number of counterparts (including by PDF or other electronic means), each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument. 6.2 Severability. Any provision of this First Supplemental Credit Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

FIRST SUPPLEMENTAL CREDIT AGREEMENT - PAGE 5 ARTICLE 7 LANGUAGE 7.1 English Language. The Borrower has expressly required that this First Supplemental Credit Agreement and all deeds, documents and notices relating thereto be drafted in the English language. 7.2 Langue Anglaise. L’emprunteur a expressément exigé que la présente deuxième convention de crédit supplémentaire et tous les autres contrats, documents ou avis qui y sont afférents soient rédigés en langue anglaise. [INTENTIONALLY LEFT BLANK]

FIRST SUPPLEMENTAL CREDIT AGREEMENT - SIGNATURE PAGE IN WITNESS WHEREOF, the parties hereto have signed this First Supplemental Credit Agreement on the date and in the place first hereinabove mentioned. THE LION ELECTRIC COMPANY / LA COMPAGNIE ÉLECTRIQUE LION, AS BORROWER Per: (signed) “Nicolas Brunet” Name: Nicolas Brunet Title: Executive Vice-President and Chief Financial Officer

FIRST SUPPLEMENTAL CREDIT AGREEMENT - SIGNATURE PAGE NATIONAL BANK OF CANADA, AS LENDER Per: (signed) “Luc Bernier” Luc Bernier, Managing Director and Per: (signed) “Dominic Albanese” Dominic Albanese, Managing Director

FIRST SUPPLEMENTAL CREDIT AGREEMENT - SIGNATURE PAGE BANK OF MONTREAL, AS LENDER Per: (signed) “Caroline Hallé” Caroline Hallé - Director - Asset Based Lending and Per: (signed) “Jean Gagné” Jean Gagné, Managing Director

FIRST SUPPLEMENTAL CREDIT AGREEMENT - SIGNATURE PAGE FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, AS LENDER Per: (signed) “Jean-François Benoit” Jean-Francois Benoit Director - Corporate Banking and Per: (signed) “Michel Toledano” Michel Toledano Director - Corporate Banking

FIRST SUPPLEMENTAL CREDIT AGREEMENT - SIGNATURE PAGE NATIONAL BANK OF CANADA, AS ADMINISTRATIVE AGENT Per: (signed) “Daniel Leclerc” Daniel Leclerc, Director and Per: (signed) “Dominic Albanese” Dominic Albanese, Managing Director

FIRST SUPPLEMENTAL CREDIT AGREEMENT ACKNOWLEDGEMENT BY THE GUARANTORS ACKNOWLEDGED AND AGREED Each of the undersigned executes this Acknowledgment, (i) in consideration of the Finance Parties agreeing to amend the Principal Credit Agreement pursuant to the First Supplemental Credit Agreement, and (iii) as an acknowledgement that it will derive substantial direct and indirect benefit from the transactions contemplated by the First Supplemental Credit Agreement. Each of the undersigned hereby acknowledges, agrees and confirms that, for all purposes of the Security Documents it has executed prior to the coming into force of the First Supplemental Credit Agreement (collectively, the “Confirmed Security Documents”), it has taken cognizance of the Principal Credit Agreement, as amended and supplemented by the First Supplemental Credit Agreement, it is familiar with the whole of the provisions thereof and it is satisfied therewith. Each of the undersigned further acknowledges, agrees and confirms that: 1. each Confirmed Security Document and all obligations and Liens thereunder shall continue in full force and effect, binding upon it and its assets in accordance with its terms notwithstanding the coming into force of the First Supplemental Credit Agreement. Without limiting the generality of the foregoing, it hereby further ratifies and confirms its obligations under each Confirmed Security Document; 2. the coming into force of the First Supplemental Credit Agreement shall not in any manner whatsoever reduce, impair or otherwise prejudice or change, modify, alter, amend, supplement, renew, compromise, novate, replace, terminate, release, discharge, cancel, suspend or waive the rights of the Finance Parties arising under, by reason of or otherwise in respect of the Liens and other obligations under the Confirmed Security Documents; and 3. this Confirmation shall be deemed an Operative Document. [INTENTIONALLY LEFT BLANK]

FIRST SUPPLEMENTAL CREDIT AGREEMENT SIGNATURE PAGE TO ACKNOWLEDGEMENT BY THE GUARANTORS SIGNED on the date hereinabove mentioned. THE LION ELECTRIC COMPANY / LA COMPAGNIE ÉLECTRIQUE LION, AS BORROWER AND GUARANTOR Per: (signed) “Nicolas Brunet” Name: Nicolas Brunet Title: Executive Vice-President and Chief Financial Officer NORTHERN GENESIS ACQUISITION CORP., AS GUARANTOR Per: (signed) “Nicolas Brunet” Name: Nicolas Brunet Title: Vice-President THE LION ELECTRIC CO. USA INC., AS GUARANTOR Per: (signed) “Nicolas Brunet” Name: Nicolas Brunet Title: Vice-President

FIRST SUPPLEMENTAL CREDIT AGREEMENT SIGNATURE PAGE TO ACKNOWLEDGEMENT BY THE GUARANTORS LION ELECTRIC MANUFACTURING USA, INC., AS GUARANTOR Per: (signed) “Nicolas Brunet” Name: Nicolas Brunet Title: Vice-President LION ELECTRIC HOLDING USA INC., AS GUARANTOR Per: (signed) “Nicolas Brunet” Name: Nicolas Brunet Title: Vice-President

FIRST SUPPLEMENTAL CREDIT AGREEMENT – SCHEDULE “A” SCHEDULE “A” MARKED VERSION OF THE PRINCIPAL CREDIT AGREEMENT See attached.

CONSOLIDATED COPY (up to and including Amendment Request dated November 4, 2021) US$100,000,000200,000,000 CREDIT AGREEMENT BETWEEN THE LION ELECTRIC COMPANY / LA COMPAGNIE ÉLECTRIQUE LION AS BORROWER AND THE GUARANTORS FROM TIME TO TIME PARTY HERETO AS GUARANTORS AND THE LENDERS FROM TIME TO TIME PARTY HERETO AS LENDERS AND NATIONAL BANK OF CANADA AS ADMINISTRATIVE AGENT AND NATIONAL BANK FINANCIAL MARKETS AS LEAD ARRANGER AND SOLE BOOKRUNNER DATED AS OF AUGUST 11, 2021 AS AMENDED BY: AS AMENDED BY AN AMENDMENT REQUEST DATED AS OF NOVEMBER 4, 2021 FIRST SUPPLEMENTAL CREDIT AGREEMENT DATED AS OF JANUARY 25, 2022

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		**1**
1.1	General Definitions	1
1.2	Headings, etc.	1
1.3	Number and Gender	1
1.4	Accounting Principles, Change in GAAP	2
1.5	Changes or Termination of Benchmark Rates	2
ARTICLE 2 - THE REVOLVING FACILITY		**3**
2.1	Grant of Revolving Facility	3
2.2	Purpose of Revolving Facility	3
2.3	Revolving Facility Limit	4
2.4	Revolving Nature and Availability	4
2.5	Draw Requests	4
2.6	Drawdown	5
2.7	Swingline Facility	5
ARTICLE 3 - REDUCTIONS AND REPAYMENTS		**6**
3.1	Repayment of Entire Revolving Loans	6
3.2	Mandatory Repayment of Excess Loans	6
3.3	Mandatory Repayment from Net Proceeds	6
3.4	Voluntary Repayment	7
3.5	Repayment Notice	7
3.6	Voluntary Cancellation or Reduction of the Revolving Facility	8
3.7	Reduction Notices	8
ARTICLE 4 - PRIME RATE LOANS		**8**
4.1	Request for Prime Rate Loans and US Base Rate Loans	8
4.2	Apportionment among the Lenders	9
4.3	Interest on Prime Rate Basis	9
4.4	Interest on US Base Rate Basis	9
4.5	Computation of Interest	9
4.6	Payment of Interest	9
4.7	Interest on Loans Generally	10
4.8	Annual Equivalent	10
ARTICLE 5 - BANKER'S ACCEPTANCES		**10**
5.1	Requests for the Issuance of BAs	10
5.2	Notice to Lenders of Particulars Relating to BAs	10
5.3	Lenders to Accept Drafts	11
5.4	Stamping Fee	11
5.5	Lenders to Discount BAs	12
5.6	Lenders to Make BA Proceeds Available to Administrative Agent	12
5.7	Payment of BAs	12
5.8	Waiver	12
5.9	Obligations Absolute	12
5.10	Power of Attorney to Sign Drafts	13
5.11	Special Provisions with respect to Non-BA Lenders	14
ARTICLE 6 - ~~LIBOR~~TERM SOFR RATE LOANS		**14**
6.1	Request for ~~Libor~~Term SOFR Rate Loans	14
6.2	Establishment of ~~Libor~~SOFR and Selected Amounts	15
6.3	Interest on ~~Libor~~Term SOFR Rate Basis	15
6.4	Computation of Interest	15
6.5	Payment of Interest	16
6.6	Annual Equivalent	16
6.7	Payment on Selected Maturity Date	16

ARTICLE 7 - LETTERS OF CREDIT 16 7.1 Requests for the Issuance of LCs 16 7.2 Issuance of LCs 17 7.3 LC Fee 17 7.4 LC Fronting Fee 18 7.5 Computation and Payment of LC Fee and LC Fronting Fee 18 7.6 Payment by the LC Issuing Lender under LCs 18 7.7 Lenders’ Covenant to the LC Issuing Lender 20 7.8 Obligations Absolute 20 7.9 Cancellation of LCs 20 ARTICLE 8 - CONVERSIONS AND ROLLOVERS 21 8.1 Request for Conversions 21 8.2 Conversion or Rollover 21 8.3 Requirements for Conversions or Rollovers 21 8.4 No Revocation or Withdrawal of Conversion Requests 21 ARTICLE 9 - FEES 22 9.1 Stand-By Fees 22 9.2 Fees 22 ARTICLE 10 - MANNER OF PAYMENTS 22 10.1 Currency of Payments 22 10.2 Imputation of Payments 23 10.3 Compulsory Repayment of Revolving BA Liabilities LC Liabilities and LiborTerm SOFR Rate Loans 23 10.4 Proceeds Resulting from Repayment of Revolving BA Liabilities 23 10.5 Proceeds Resulting from Repayment of LC Liabilities 24 10.6 Payments of Revolving Loans to Administrative Agent Only 24 10.7 Payment on Any Business Day 25 10.8 Netting 25 10.9 Payment at Respective Branches of Account of the Lenders 25 10.10 Administrative Agent May Presume that Payments will be Made by the Borrower 26 10.11 Interest Act (Canada) 27 ARTICLE 11 - SECURITY 27 11.1 Security 27 11.2 Collateral Access Agreement 27 11.3 Control Agreements 28 11.4 Additional Guarantors 28 11.5 Accessory Documents with respect to future Guarantors 29 11.6 Further Assurances 29 ARTICLE 12 - CONDITIONS PRECEDENT 30 12.1 Conditions Precedent to the coming into force of this Credit Agreement 30 12.2 Subsequent Advances under the Revolving Facility 32 12.3 Post-Closing Covenants 33 ARTICLE 13 - REPRESENTATIONS AND WARRANTIES 33 13.1 Existence and Good Standing 33 13.2 Authority 34 13.3 Due Authorization 34 13.4 Due Execution 34 13.5 Validity of Documents – Non-Conflict 34 13.6 Enforceability 34 13.7 Absence of Litigation 35

13.8 Financial Statements 35 13.9 Accuracy of Information 35 13.10 Accuracy of Forecasts 35 13.11 No Material Adverse Change 35 13.12 Compliance with Laws 36 13.13 No Default 36 13.14 Immovable Property 36 13.15 Movable Property 36 13.16 Corporate Structure 36 13.17 Taxes 36 13.18 Environment 37 13.19 Business 37 13.20 Insurance 38 13.21 Intellectual Property 38 13.22 Accounts and Inventory 39 13.23 Pension Plan 39 13.24 Sanctions 40 13.25 Margin Stock 40 13.26 Investment and Holding Company Status 40 13.27 Repetition of Representations and Warranties 40 13.28 Nature of Representations and Warranties 40 ARTICLE 14 - GENERAL COVENANTS 41 14.1 Payment of Principal and Interest 41 14.2 Preservation of Existence, etc. 41 14.3 Preservation of Authorizations 41 14.4 Obtain Authorizations 41 14.5 Business, Compliance with Applicable Law 41 14.6 Keeping of Records 42 14.7 Payment of Taxes and Claims 42 14.8 Environment 42 14.9 Visits and Inspections 43 14.10 Payment of Legal and Other Fees and Disbursements 43 14.11 Transactions with Affiliates 43 14.12 Anti-Money Laundering Legislation 44 14.13 Use of Proceeds 44 14.14 Bank Accounts 44 14.15 Collection of Receivables 45 14.16 Sanctions; Anti-Corruption Laws 45 ARTICLE 15 - FINANCIAL AND INFORMATION COVENANTS 46 15.1 Maintenance of Ratios 46 15.2 Borrowing Base Certificate 47 15.3 Quarterly Financial Statements and Information 47 15.4 Annual Financial Statements and Information 47 15.5 Financial Forecast and Budget 48 15.6 Field Examiner Report and Inventory Appraisal Report 48 15.7 Financial Information prior to Completing any Permitted Acquisition 48 15.8 Other Information 49 15.9 Notice of Litigation and Other Matters 49 15.10 Notice with respect to Security 49 ARTICLE 16 - NEGATIVE COVENANTS 50 16.1 Liens 50 16.2 Debt for Borrowed Money 50 16.3 Derivative Instruments 52

16.4 Amalgamation and Corporate Reorganization 52 16.5 Sale of Assets 52 16.6 Investments 54 16.7 Guarantees 54 16.8 Acquisitions 54 16.9 Distributions 55 16.10 Capital Expenditures 55 16.11 Change of Accounting Policies and Reporting Practices 55 16.12 Change in Business 55 16.13 Cash Hoarding 5355 ARTICLE 17 - EVENTS OF DEFAULT 56 17.1 Non-Payment 56 17.2 Misrepresentation 56 17.3 Ratios 56 17.4 Negative Covenants 56 17.5 Breach of Other Covenants 56 17.6 Cross-Default 5457 17.7 Unsatisfied Awards 57 17.8 Enforcement Proceeding 57 17.9 Notice of Exercise of Hypothecary Rights 57 17.10 Insolvency 57 17.11 Material Adverse Effect 57 17.12 Change of Control 58 17.13 Security Documents 5558 17.14 Sanctions 58 ARTICLE 18 - REMEDIES 58 18.1 Termination and Acceleration 58 18.2 Distribution of Proceeds of Realization 59 18.3 Pro Rata Sharing of Realization Costs 59 18.4 Indemnities and Payments 59 18.5 Equality of rank among the Liens created under the Operative Documents 60 18.6 Distribution of Payments among Creditors of a Same Class 60 18.7 Compensation and Set-Off 60 18.8 Recovery for the Lenders 61 18.9 Notices 61 18.10 Dealings with the Credit Parties 61 18.11 No Deemed Payment 62 18.12 Hedge Contracts 5962 18.13 Lenders to Exercise Rights through Administrative Agent 62 ARTICLE 19 - TAXES AND OTHER CHARGES 62 19.1 Payments of Additional Amounts 62 19.2 Tax Indemnity 62 19.3 Treatment of Certain Refunds 63 19.4 Mitigation 63 19.5 Survival of Agreements 64 ARTICLE 20 - INDEMNITIES 64 20.1 Market Disruption 64 20.2 Suspension of Rights to Convert 64 20.3 Change in Law 6265 20.4 Notice of Change in Law 66 20.5 Reimbursement of Losses and Expenses 67 20.6 Environmental Indemnity 68 20.7 General Indemnity 68 20.8 Claims under the Indemnities 68

ARTICLE 21 - THE ADMINISTRATIVE AGENT 69 21.1 Appointment and Authorization 69 21.2 Declaration of Agency 6669 21.3 Protection of Administrative Agent 69 21.4 Interest Holders 69 21.5 Consultation with Professionals 70 21.6 Operative Documents 70 21.7 Administrative Agent and its Subsidiaries and Affiliates 6770 21.8 Responsibility of the Administrative Agent 70 21.9 Action by the Administrative Agent 71 21.10 Notice of Events of Default 71 21.11 Responsibility Disclaimed 72 21.12 Indemnification 6972 21.13 Protection of Employees 72 21.14 Credit Decision 73 21.15 Replacement Administrative Agent 73 21.16 Waivers and Amendments 74 21.17 Articles 2138 to 2148 C.C.Q. Not Applicable 76 21.18 Rights, Benefits and Recourses Created by the Operative Documents 76 21.19 Hedge Providers 76 21.20 Hypothecary Representative 7377 ARTICLE 22 - OPERATION OF ACCOUNT 77 22.1 Notice of Advance to the Finance Parties 77 22.2 Interlender Procedure for Making Advances 77 22.3 Deposits By or on Behalf of Lenders to Constitute Advances 7478 22.4 Swingline Redistribution 7478 22.5 Bank Account 7579 22.6 Maintenance of Loan Records by the Administrative Agent 7579 22.7 Authority to Debit and Credit 80 22.8 Failure by Any Lender to Advance 7680 22.9 Temporary Advances by the Administrative Agent 80 22.10 Erroneous Payments by the Administrative Agent 81 ARTICLE 23 - MISCELLANEOUS 8185 23.1 Notices 8185 23.2 Calculations and Determinations Shall Constitute Prima Facie Proof 85 23.3 Rights and Recourses Cumulative 85 23.4 Assignments by the Borrower 85 23.5 Assignments by Lenders 86 23.6 Disclosure of Confidential Information 87 23.7 Conversion Rules 88 23.8 Currency Indemnity 8488 23.9 Counterparts: Effectiveness: Electronic Execution 88 23.10 Severability 8589 23.11 Replacement of Previous Agreements 89 23.12 No Novation 89 23.13 Obligation to Pay Absolute 90 23.14 Inconsistency with Security Documents 90 23.15 Risk of Superior Force 8690 23.16 Governing Law 8690 23.17 Submission to Jurisdiction 8690 23.18 Language 90

SCHEDULES SCHEDULE “A” The Lenders and their Revolving Commitments SCHEDULE “B” Definitions SCHEDULE “C” Definition of Relevant Margin and Stand-By Fee SCHEDULE “D” Libor Replacement Setting LanguageEffect of Benchmark Transition Event SCHEDULE “E” Form of Borrowing Base Certificate SCHEDULE “F” Form of Conversion Request SCHEDULE “G” Form of Draw Request SCHEDULE “H” Form of Hedge Provider Accession Instrument SCHEDULE “I” Form of Loan Transfer Agreement SCHEDULE “J” Form of Reduction Notice SCHEDULE “K” Form of Repayment Notice SCHEDULE “L” Form of Collateral Access Agreement SCHEDULE “M” List of Immovable Properties SCHEDULE “N” Corporate Structure SCHEDULE “O” List of Registered Intellectual Property SCHEDULE “P” Form of Compliance Certificate

THIS CREDIT AGREEMENT dated as of August 11, 2021, as amended by an amendment request dated as of November 4, 2021 and by a first supplemental credit agreement dated as of January 25, 2022. AMONG: THE LION ELECTRIC COMPANY / LA COMPAGNIE ÉLECTRIQUE LION, as Borrower; AND: THE LION ELECTRIC CO. USA INC., as Guarantor; AND: NORTHERN GENESIS ACQUISITION CORP., as Guarantor AND: THE LENDERS SET FORTH IN SCHEDULE “A” HERETO, as Lenders; AND: NATIONAL BANK OF CANADA, as Administrative Agent; WITNESSETH: WHEREAS the Borrower wishes to borrow certain monies from the Lenders and the Lenders are prepared to lend such monies to the Borrower upon the terms and subject to the conditions herein contained; NOW THEREFORE in consideration of the premises, the mutual covenants contained herein and for other consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows: ARTICLE 1 - INTERPRETATION 1.1 General Definitions The capitalized words and expressions, wherever used in this Agreement or in any agreement ancillary hereto, unless there be something in the subject or the context inconsistent therewith, shall have the meaning ascribed thereto in SCHEDULE “B”. 1.2 Headings, etc. The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.3 Number and Gender In this Agreement, words in the singular (including defined terms) include the plural and vice versa (the necessary changes being made to fit the context) and words in one gender include all genders, and, unless otherwise specified, any reference to dollars shall constitute a reference to US Dollars.

CREDIT AGREEMENT - PAGE 2 1.4 Accounting Principles, Change in GAAP 1.4.1 All accounting terms used in this Agreement shall be interpreted, and all accounting determinations and computations (including definitions) shall be made in accordance with GAAP. In addition, for the purposes of making any financial calculation or determination hereunder, same shall include or exclude, as the case may be, the effect of any Acquisition or Disposition of any business by any Credit Party, the whole as determined in good faith (using reasonable assumptions) by the Borrower on a pro forma basis for the period of four (4) fiscal quarters ending immediately prior to the date of determination thereof as if such Acquisition or Disposition, as the case may be, had occurred on the first day of such four (4) fiscal quarters period. 1.4.2 Unless, the Administrative Agent otherwise consents, acting in accordance with the instructions of the Majority Lenders, where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purposes of this Agreement, including the contents of any certificate to be delivered hereunder, such determination, consolidation or computation shall, unless the parties otherwise agree or the context otherwise requires, be made in accordance with GAAP. 1.4.3 In the event of a change in GAAP having a material effect on the application of certain provisions of this Agreement, the Borrower and the Administrative Agent, further to a request from either party, will use reasonable efforts to negotiate amendments to such provisions in order to facilitate their application provided that such amendments must preserve the original intent of the affected provisions. Any amendment so negotiated by the Administrative Agent must be approved by the Majority Lenders. Until any such amendments shall have been agreed upon, the terms, conditions and undertakings of this Agreement shall be interpreted and applied as if such change in GAAP did not apply to the Borrower and the accounting principles applicable to the Borrower immediately prior to the coming into force of such change in GAAP shall continue to apply to the Borrower for the purposes of determining if the Borrower complies with the financial covenants of this Agreement and the Borrower shall continue to provide Financial Statements prepared in accordance with such accounting principles. 1.5 Changes or Termination of Benchmark Rates 1.5.1 In respect of each of the definitions of CDOR BA Rate, Federal Funds Effective Rate and LiborSOFR, where the underlying benchmark or index rate determined in accordance with those definitions would be less than zero, such benchmark or index rate shall be deemed to be zero for the purposes of this Agreement.

CREDIT AGREEMENT - PAGE 3 1.5.2 Without in any way limiting the provisions of Sections 20.1 to 20.3, in the event that the CDOR Rate ceases permanently to be made available, then the Borrower and the Administrative Agent shall enter into discussions with a view to determining a comparable successor or alternative interbank rate for deposits in the applicable currency that is, at such time, broadly accepted as the prevailing market practice for syndicated loans of this type and any consequential modifications to the Relevant Margin; provided that, if such alternative rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement. Upon the Borrower and the Administrative Agent agreeing on such a rate, the Borrower and the Lenders party hereto shall enter into documentation to amend the provisions hereof to refer to such rate and make all other adjustments incidental thereto. The parties hereto agree that such amendment shall require the consent of the Majority Lenders, notwithstanding anything contrary set forth in Section 21.16. 1.5.3 For any period during which the CDOR Rate is not available and the Borrower and the Administrative Agent have not in good faith been able to agree on a replacement rate pursuant to subsection 1.5.2 or a temporary equivalent rate, (x) any Draw Request or Conversion Request requesting to convert or continue any Loan as a BA shall be ineffective, and (y) the Borrower may repay or convert any Revolving BA Liability then outstanding. 1.5.4 Without in any way limiting the provisions of Sections 20.1 to 20.3, the provisions of SCHEDULE “D” of this Agreement shall apply with respect to the replacement of LiborSOFR. ARTICLE 2 - THE REVOLVING FACILITY 2.1 Grant of Revolving Facility Each Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the Borrower an amount of up to but not exceeding, in the aggregate, the Revolving Commitment of such Lender, as set forth beside its name in Schedule “A” hereto. 2.2 Purpose of Revolving Facility All Advances under the Revolving Facility made as of and from the Effective Date shall be used by the Borrower exclusively to finance the working capital and for the general corporate purposes of the Borrower and the other Credit Parties, including to fund capital expenditures, Permitted Acquisitions and Distributions as permitted hereunder but excluding to fund QFT Investments.

CREDIT AGREEMENT - PAGE 4 2.3 Revolving Facility Limit 2.3.1 The Revolving Loan of each Lender shall not exceed its Revolving Commitment. 2.3.2 Where under any of the terms hereof, the Revolving Facility is cancelled, reduced or terminated (including, without limitation, pursuant to Sections 3.6 and 18.1 of this Agreement), same may not subsequently be increased, any such cancellation, reduction or termination thereof being permanent. Unless otherwise expressly provided under the terms hereof, any reduction of the Revolving Facility shall be apportioned as among the respective Revolving Commitments of the Lenders on a Rateable Share. 2.4 Revolving Nature and Availability 2.4.1 The Borrower may only request Drawdowns under the Revolving Facility during the Revolving Period. The Revolving Period means the period commencing on the Effective Date and ending on the earliest of (i) the Maturity Date, and (ii) the date on which the Revolving Facility is terminated and cancelled in its entirety in accordance with this Agreement (including, without limitation, pursuant to Sections 3.6 and 18.1 of this Agreement); 2.4.2 During the Revolving Period, the Revolving Facility is available on a revolving basis such that, during the Revolving Period, subject to all the terms and conditions of this Agreement, the Borrower may reborrow the whole or any part of any Advance previously repaid to the extent of the then Available Revolving Facility. 2.4.3 The Revolving Facility is available in Canadian Dollars, by way of Prime Rate Loans, BAs and LCs, or in US Dollars by way of US Base Rate Loans, LiborTerm SOFR Rate Loans and LCs, provided that the Borrower may not request an Advance in a currency for the purpose of converting it into another currency available under this Agreement. 2.5 Draw Requests 2.5.1 The Borrower may request a Drawdown under the Revolving Facility only during the Revolving Period. 2.5.2 In order to obtain a Drawdown under the Revolving Facility (other than the Swingline Facility), the Borrower must deliver to the Administrative Agent a Draw Request by the times and stipulating the information specified hereunder. Once delivered, no Draw Request may subsequently be revoked or withdrawn by the Borrower.

CREDIT AGREEMENT - PAGE 5 2.6 Drawdown 2.6.1 The proceeds of each Drawdown by way of Direct Advance requested by way of Draw Request, shall be disbursed by the Administrative Agent on the Borrowing Date by bank transfer to the credit of the relevant Account, and, where applicable, in accordance with subsection 2.6.4. 2.6.2 With respect to each Drawdown by way of the issuance of BAs, the BA Proceeds relating to such BAs shall be disbursed by the Administrative Agent on the Drawdown Date by bank transfer to the credit of the Cdn$ Account, and, where applicable, in accordance with subsection 2.6.4. 2.6.3 With respect to each Drawdown by way of the issuance of an LC, the LC Issuing Lender shall disburse such Drawdown by delivering on the Drawdown Date the requested LC to the Borrower or to the Person designated by the Borrower. 2.6.4 With respect to Drawdowns to be made by way of Direct Advance or the issuance of BAs, where the Administrative Agent receives from the Borrower, in form and substance satisfactory to the Administrative Agent, an unconditional and irrevocable direction of payment instructing the Administrative Agent as to how to dispose of such funds, or alternatively, a particular Draw Request provides such a direction of payment, the Administrative Agent shall credit such funds to the Account as provided in subsections 2.6.1 and 2.6.2 above, and immediately thereafter shall comply with such direction of payment and for all purposes of this Agreement, such funds, irrevocably and conclusively, shall be deemed to have been disbursed to the Borrower. 2.7 Swingline Facility 2.7.1 The Swingline Lender hereby establishes in favour of the Borrower the Swingline Facility for an amount not to exceed at any time the Swingline Commitment Amount at such time. The Swingline Facility is being made available to the Borrower as part of the Revolving Facility and not in addition to it. 2.7.2 Subject to the relevant provisions of this Agreement, any cheque or payment instruction or debit authorization from the Borrower and resulting in an overdraft in an Account will be deemed to be a request for a Swingline Loan in an amount that is sufficient to cover such overdraft, and such overdraft shall constitute an Advance with respect to which the Borrower shall be deemed to have requested that interest thereon be calculated on a Prime Rate Basis where the overdraft is in Cdn $ Account or on a US Base Rate Basis, where the overdraft is in the US $ Account.

CREDIT AGREEMENT - PAGE 6 2.7.3 At any time and from time to time, the Administrative Agent may request that a Swingline Redistribution be effected, whereupon the Lenders and the Swingline Lender shall proceed with such Swingline Redistribution; 2.7.4 Any positive credit balance existing in the Accounts (not taking into account the Available Swingline Facility) will automatically be used for the repayment of any amount outstanding under the Swingline Loans from time to time and at any time, and in this connection, the Borrower hereby authorizes the Swingline Lender to effect all necessary debits in the Accounts to effect such repayments. 2.7.5 If a Default or Event of Default shall have occurred and be continuing, (i) the Swingline Lender may, by notice to the Administrative Agent and the Borrower, inform them that it no longer desires to provide the Swingline Facility, and (ii) the Majority Lenders may, by notice to the Administrative Agent and the Borrower, require that the Swingline Facility be terminated, in each case whereupon a Swingline Redistribution shall be effected in accordance with Section 22.4 and the Swingline Commitment Amount shall thereafter and irrevocably be deemed to be nil. In any event, upon any acceleration of the Revolving Loans pursuant to Section 18.1, the Swingline Facility shall be terminated and the Lenders shall proceed with a Swingline Redistribution and the Swingline Commitment Amount shall thereafter and irrevocably be deemed to be nil. ARTICLE 3 - REDUCTIONS AND REPAYMENTS 3.1 Repayment of Entire Revolving Loans The Borrower hereby binds and obliges itself to repay on the Maturity Date the entire amount of the Revolving Loans outstanding on such date together with all other amounts owing or accrued under this Agreement on such date. 3.2 Mandatory Repayment of Excess Loans Where under any circumstances, the Revolving Loans exceed the Revolving Facility Cap, then the Borrower shall forthwith repay such portion of the Revolving Loans as will reduce such excess to nil. If such excess is due to Exchange Rate fluctuations and such excess represents an amount which is less than 3% of the then current Revolving Facility Cap, then the Borrower will only be required to repay the applicable excess on the next Conversion Date. 3.3 Mandatory Repayment from Net Proceeds 3.3.1 The Borrower shall repay, forthwith upon receipt, the Revolving Loans (with no corresponding reduction of the Revolving Facility) in an amount equal to the Net Proceeds received by any Credit Party from any Asset Disposition contemplated in subsections 16.5.4 (Factoring Programs), and 16.5.10 (General Disposition Basket) and not otherwise reinvested in the business or

CREDIT AGREEMENT - PAGE 7 used by a Credit Party within 365 days of such Asset Disposition (so long as commitments for reinvestment have been made within no more than 180 days of such Asset Disposition); 3.3.2 The Borrower shall repay the Revolving Loans (with no corresponding reduction of the Revolving Facility) in an amount equal to the Net Proceeds received by the Borrower from the receipt of any (i) property insurance proceeds by any Credit Party in an aggregate exceeding US$1,000,000 per annum not otherwise reinvested by the Credit Party within 365 days after the receipt of such proceeds (so long as commitments for reinvestment have been made within no more than 180 days of the receipt of such proceeds), and (ii) the receipt of any business interruption insurance. 3.4 Voluntary Repayment 3.4.1 At any time during the Revolving Period, the Borrower may voluntarily repay, without penalty or premium, the whole or any part of the Revolving Loans. Except for repayments on the Swingline Loan, any such repayment shall be for a minimum amount of Cdn$1,000,000 or US$1,000,000, as applicable, and in multiples of Cdn$100,000 or US$100,000, as applicable. 3.4.2 Where any such voluntary repayment relates to the whole or any part of the LiborTerm SOFR Rate Loans, Revolving BA Liabilities or LC Liabilities, then such repayment shall only be made on the Selected Maturity Date of the Selected Amounts proposed to be so repaid and the amount of such repayment shall be equal to the Selected Amounts proposed to be so repaid, provided that, in connection with the termination of this Agreement the Borrower may deposit cash (to be held in a noninterest bearing account) with the Administrative Agent, for the account of the holder of such liabilities, in an amount equal to the face amount thereof to be held by the Administrative Agent for payment of such liabilities at their Selected Maturity or otherwise pay the breakage costs related thereto in accordance with the terms hereof. 3.5 Repayment Notice In connection with any repayment hereunder (except in respect of the Swingline Loan), the Borrower shall deliver a Repayment Notice to the Administrative Agent at the latest the number of Business Days mentioned below prior to the date of the relevant repayment: 3.5.1 one (1) Business Day, in respect of Prime Rate Loans or US Base Rate Loans; 3.5.2 two (2) Business Days, in respect of Revolving BA Liabilities; 3.5.3 three (3) Business Days, in respect of LiborTerm SOFR Rate Loans; Once delivered, a Repayment Notice may not be revoked or withdrawn by the Borrower.

CREDIT AGREEMENT - PAGE 8 For greater certainty, no Repayment Notice shall be required for any repayment of the Swingline Loan. 3.6 Voluntary Cancellation or Reduction of the Revolving Facility 3.6.1 At any time during the Revolving Period, the Borrower may voluntarily cancel or reduce the Revolving Facility, in whole or in parts, in minimum amounts of US$5,000,000 and in whole multiples of US$1,000,000 by delivering to the Administrative Agent a Reduction Notice. 3.6.2 The parties agree that (i) on the date of any cancellation or reduction of the Revolving Facility, the Borrower shall repay any portion of the Revolving Loans in excess of the Revolving Facility (following such cancellation and reduction of the Revolving Facility) and (ii) where a cancellation of the whole of the Revolving Facility is requested, on the date thereof the Borrower shall repay the entire amount of the Revolving Loans outstanding on such date, including any fees and interest accrued and unpaid as at such date, as well as any losses and expenses incurred or suffered by any Lender or the Administrative Agent as a result of such cancellation in accordance with the relevant provisions of Article 20. 3.7 Reduction Notices Any Reduction Notice shall be delivered to the Administrative Agent at least three (3) Business Days prior to the date of the relevant cancellation or reduction. Once delivered, no Reduction Notice may be revoked or withdrawn by the Borrower. ARTICLE 4 - PRIME RATE LOANS 4.1 Request for Prime Rate Loans and US Base Rate Loans Any Draw Request or Conversion Request pursuant to which an Advance is requested by way of Prime Rate Loan or US Base Rate Loan shall be delivered at the latest by 11:00 a.m. (Montréal time) at least one (1) Business Day immediately prior to the proposed Borrowing Date. Any such Draw Request or Conversion Request shall specify the following information: 4.1.1 the proposed Borrowing Date which must be a Business Day; and 4.1.2 the principal amount requested to be advanced which shall be for a minimum amount of CDN$1,000,000 or US$1,000,000, as the case may be. For greater certainty, no Draw Request or Conversion Request or minimum amounts shall be required in connection with any Advance under the Swingline Facility.

CREDIT AGREEMENT - PAGE 9 4.2 Apportionment among the Lenders The aggregate principal amount of any Advance requested under Section 4.1 shall be apportioned among the Lenders on a Rateable Share basis of the Revolving Facility. 4.3 Interest on Prime Rate Basis The Borrower shall pay each Lender interest on such Lender’s Prime Rate Loan at an annual rate applicable for each day during which such Prime Rate Loan is outstanding equal to the Prime Rate at the close of business on each such day plus the Relevant Margin applicable on each such day. 4.4 Interest on US Base Rate Basis The Borrower shall pay each Lender interest on such Lender’s US Base Rate Loan at an annual rate applicable for each day during which such US Base Rate Loan is outstanding equal to the US Base Rate at the close of business on each such day plus the Relevant Margin applicable on each such day. 4.5 Computation of Interest 4.5.1 Interest in respect of the Prime Rate Loans shall be computed on the basis of a 365 day year for the actual number of days elapsed; 4.5.2 Interest in respect of the US Base Rate Loan shall be computed on the basis of (y) a 365 day year for the actual days elapsed during any period when the US Base Rate is calculated using the NBC’s US Base Rate and (z) a 360 day year for the actual number of days elapsed during any period when the US Base Rate is calculated using the Federal Funds Effective Rate; 4.5.3 Interest payable on each Prime Rate Loan or the US Base Rate Loan, as applicable, is calculated upon the daily outstanding balance of such Prime Rate Loan or the US Base Rate Loan, as applicable, from and including the date it is advanced until, but excluding, the date it is repaid in full. 4.6 Payment of Interest 4.6.1 Interest with respect to Prime Rate Loans and the US Base Rate Loans shall be payable in arrears on the applicable Interest Payment Date; 4.6.2 Overdue interest shall bear interest at an annual rate, applicable on each day during which such interest remains unpaid, equal to the rate applicable to principal during the period in which it remains unpaid, computed daily, compounded monthly on the applicable Interest Payment Date, such overdue interest being payable upon demand of the Administrative Agent; 4.6.3 Interest with respect to Prime Rate Loans and the US Base Rate Loans shall be payable both before and after demand, default and judgement at the applicable rates set forth herein.

CREDIT AGREEMENT - PAGE 10 4.7 Interest on Loans Generally Where no specific provision for interest on any amount outstanding and payable by the Borrower is made in this Agreement, interest thereon shall be computed and payable on a Prime Rate Basis if the amount is in Canadian Dollars and on a US Base Rate Basis if the amount is in US Dollars. 4.8 Annual Equivalent The annual rates to which are equivalent the rates determined: 4.8.1 in accordance with the provisions of subsection 4.5.1 and clause (y) or subsection 4.5.2 are the following rates: (the quoted rate) x (number of days in the year) ÷ 365 = % per annum 4.8.2 in accordance with the provisions of clause (z) of subsection 4.5.2 are the following rates: (the quoted rate) x (number of days in the year) ÷ 360 = % per annum ARTICLE 5 - BANKER’S ACCEPTANCES 5.1 Requests for the Issuance of BAs Any Draw Request or Conversion Request pursuant to which the Borrower requests an issue of BAs shall be delivered to the Administrative Agent by 11:00 a.m. (Montréal time) at least two (2) Business Days prior to the proposed Borrowing Date. Any Draw Request or Conversion Request shall specify the following information: 5.1.1 the Selected Period during which it desires such issue of BAs to be outstanding. Such Selected Period must be of one, two or three months, in each case, subject to market availability; 5.1.2 for each Selected Period, the aggregate face amount of such issue of BAs. Such aggregate face amount must be at least Cdn$1,000,000 and a whole multiple of Cdn$1,000. 5.1.3 the proposed Borrowing Date, which must be a Business Day; and 5.1.4 the Selected Maturity Date, which must be a Business Day falling during the Revolving Period. 5.2 Notice to Lenders of Particulars Relating to BAs 5.2.1 On the Business Day immediately preceding any Borrowing Date, the Administrative Agent shall notify each Lender of the aggregate face amount of BAs to be accepted by it on the Borrowing Date and of the Selected Period

CREDIT AGREEMENT - PAGE 11 applicable to such BAs. The Administrative Agent shall promptly notify the Borrower prior to 11:00 a.m. (Montréal time) on any Borrowing Date of the Discount Rate, Stamping Fee and BA Proceeds applicable to such BAs. 5.2.2 The aggregate face amount of an issue of BAs shall be apportioned as among the Lenders on a Rateable Share basis of the Revolving Facility under which such Advance is made. Where such apportionment results in the aggregate face amount of BAs to be accepted by a Lender for the same Selected Period not to be a whole multiple of Cdn$1,000, such aggregate face amount shall be increased or reduced by the Administrative Agent in its sole discretion to the nearest whole multiple of Cdn$1,000, without affecting the aggregate face amount of BAs accepted by the Lenders for the same Selected Period. 5.3 Lenders to Accept Drafts Each Lender hereby severally and neither jointly nor solidarily agrees to accept as BAs, on each Borrowing Date, an aggregate face amount of Drafts equal to the amount specified to such Lender by the Administrative Agent pursuant to Section 5.2. 5.4 Stamping Fee 5.4.1 In connection with and in consideration for the acceptance by each Lender of Drafts as contemplated in Section 5.3, the Borrower shall pay to the Administrative Agent, for the benefit of each Lender, a Stamping Fee equal to the product resulting from multiplying the face amount of each Draft so accepted by such Lender by a fraction, the numerator of which shall consist of the product resulting from multiplying the applicable Relevant Margin in effect on the relevant Borrowing Date by the number of days in the Selected Period applicable to such BA and the denominator of which shall consist of 365. 5.4.2 Where during any Selected Period of any BA, the Relevant Margin changes, on the Reset Date in respect of such BA, the Borrower, on the one hand, and the Administrative Agent, for the account of the Lenders, on the other hand, shall settle as among themselves any amounts resulting from any adjustment of the Relevant Margin during such Selected Period, taking into consideration the Relevant Margin that would have been applicable on such Reset Date to any outstanding Advance made by way of BAs as of and from such Reset Date, the remaining term of the applicable Selected Period and the face amount of the relevant BAs. The Lenders and the Borrower, through the Administrative Agent, shall pay to each other, as required, the appropriate amounts resulting from any such adjustment. 5.4.3 In payment of the Stamping Fee payable in connection with any BA, each Lender shall retain from the Discounted Proceeds relating to such BA an amount equal to such Stamping Fee.

CREDIT AGREEMENT - PAGE 12 5.5 Lenders to Discount BAs 5.5.1 Each Lender hereby severally and neither jointly nor solidarily agrees to purchase the BAs accepted by it under the terms hereof on the Borrowing Date of such BAs for an amount equal to the Discounted Proceeds of such BAs. 5.5.2 Any BA so purchased by any Lender may be held by it for its own account or sold or traded in (i) the money market, either directly or through securities brokers or dealers, in accordance with such arrangements as such Lender may consider appropriate to make or (ii) a clearing house within the meaning of the Depository Bills and Notes Act (Canada). 5.6 Lenders to Make BA Proceeds Available to Administrative Agent On each Borrowing Date, each Lender shall make available to the Administrative Agent the BA Proceeds relating to the BAs accepted and purchased by it on such date. 5.7 Payment of BAs On each Selected Maturity Date, the Borrower shall pay the Revolving BA Liabilities in respect of all BAs maturing on such date. Where the Borrower fails to make such payment, the Borrower shall be deemed to have requested that portion of the Revolving BA Liabilities corresponding to the BAs then maturing to be converted on such Selected Maturity Date into a Prime Rate Loan. 5.8 Waiver The Borrower shall not claim from any Lender any days of grace for the payment at maturity of any BA issued and accepted by that Lender pursuant to the terms of this Agreement. Furthermore, the Borrower waives any defence to payment which might otherwise exist if for any reason a BA issued hereunder shall be held by or for the account of a Lender in its own right at the maturity thereof. 5.9 Obligations Absolute The obligations of the Borrower with respect to BAs hereunder are unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances: 5.9.1 any lack of validity or enforceability of any Draft accepted by any Lender as a BA; or 5.9.2 the existence of any defence, right of action, right of compensation or set-off or claim of any nature whatsoever which the Borrower may at any time have or have had against the holder of a BA, the Administrative Agent, a Lender or any other Person, whether in connection with this Agreement or otherwise;

CREDIT AGREEMENT - PAGE 13 provided, however, that the Borrower shall have received BA Proceeds for the relevant BA. 5.10 Power of Attorney to Sign Drafts In order to facilitate the issuance of BAs hereunder, the Borrower hereby authorizes each of the Lenders to sign, endorse and complete Drafts on its behalf in handwritten or by facsimile or mechanical signature or otherwise and once so signed, endorsed and completed, to purchase, discount and negotiate same or, as the case may be, deposit same in a clearing house as contemplated in the Depositary Bills and Notes Act (Canada), as and when deemed necessary by any such Lender for all purposes of this Article 5 In this regard, the parties hereto do hereby agree as follows: 5.10.1 all Drafts so signed, endorsed and completed on behalf of the Borrower by any Lender shall bind the Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower; 5.10.2 neither the Administrative Agent nor the Lenders nor any of their respective directors, officers, employees or representatives shall be liable for any action taken or omitted to be taken by it or them under this Article 5, except for its or their own intentional or gross fault or wilful misconduct; 5.10.3 the Borrower shall pay upon demand to each Lender, the face amount of any form of Draft which on its face appears or purports to have been issued by the Borrower and circulated fraudulently or without authority by any Person other than the Administrative Agent, the Lenders or any of their respective directors, officers, employees or representatives and which was subsequently presented to a Lender for payment and paid by such Lender, and shall indemnify and hold harmless such Lender from and against any and all losses and expenses which may be imposed on or incurred by or asserted against such Lender in any way relating to, arising out of or resulting from such fraudulent, unauthorized or illegal issuance or use of such Drafts. Following any such payment by the Borrower, any amount recovered by the Lender from a third party in connection with such Draft shall be remitted to the Borrower by such Lender forthwith after deducting therefrom any amounts (including the reasonable costs and expenses incurred by such Lender in connection with such recovery) not otherwise paid by the Borrower; and 5.10.4 upon the request of the Borrower, any Lender shall cancel all of the forms of Drafts which shall have been signed, endorsed and completed by such Lender on behalf of the Borrower as hereinabove contemplated in this Section 5.10 and which shall not as yet have been issued in accordance with such instructions of the Borrower, provided that under such circumstances, such Lender shall have no liability for failing to make any further requested Advance by way of BAs.

CREDIT AGREEMENT - PAGE 14

5.11 Special Provisions with respect to Non-BA Lenders

5.11.1 The provisions of this Article 5 shall apply to any Non-BA Lender, save and except that such Non-BA Lender shall perform its obligations under this Article not by the acceptance of bills of exchange or, as the case may be, depository bills as such expression is defined in the *Depository Bills and Notes Act*, but rather, subject to all of the terms and conditions of this Agreement, shall make direct Advances to the Borrower equal to its Rateable Share of any Advance that, pursuant to a Draw Request or a Conversion Request, the Borrower may request be or become outstanding by way of BAs.

5.11.2 The principal amount of the indebtedness of the Borrower towards such Non-BA Lender with respect to any Advance made by such Non-BA Lender under this Section 5.11, shall be equal to the face amount of any BA Equivalent Note issued by the Borrower in order to evidence such Advance.

5.11.3 In order to provide such Non-BA Lender with comparable benefits to those enjoyed by the other Lenders under this Article 5, in connection with each BA Equivalent Note issued by the Borrower to such Non-BA Lender, such Non-BA Lender shall retain for its own account the difference between the nominal amount of each such BA Equivalent Note and the BA Proceeds relating thereto and shall make available to the Administrative Agent an amount equal to the BA Proceeds relating to such BA Equivalent Note.

5.11.4 Save as otherwise expressly altered by this Section 5.11, the other provisions of this Agreement pertaining to BAs, and the definitions in SCHEDULE "B" hereto pertaining to BAs, shall apply in all respects to such BA Equivalent Notes and such Non-BA Lender *mutatis mutandis*.

ARTICLE 6 - ~~LIBOR~~TERM SOFR RATE LOANS

6.1 Request for ~~Libor~~Term SOFR Rate Loans

6.1.1 Any Draw Request or Conversion Request pursuant to which the Borrower requests a ~~Libor~~Term SOFR Rate Loan shall be delivered to the Administrative Agent by 11:00 a.m. (Montréal time) at least three (3) Business Days prior to the proposed Borrowing Date.

6.1.2 Any Draw Request or Conversion Request pursuant to which the Borrower requests a ~~Libor~~Term SOFR Rate Loan shall specify the following information:

6.1.2.1 the Selected Period applicable to such ~~Libor~~Term SOFR Rate Loans. Such Selected Period must be of one ~~or~~, three or six months, subject to availability. For the purposes of this Section, the expression "months" shall have the meaning ascribed thereto in the market from time to time;

CREDIT AGREEMENT - PAGE 15

6.1.2.2 for each Selected Period, the aggregate principal amount requested to be outstanding on a ~~Libor~~Term SOFR Rate Basis. Such aggregate principal amount must be at least US$1,000,000 and a whole multiple of US$~~1,000~~100,000;

6.1.2.3 the proposed Borrowing Date which must be a Business Day falling during the Revolving Period; and

6.1.2.4 the Selected Maturity Date which must be a Business Day falling during the Revolving Period.

6.2 Establishment of ~~Libor~~SOFR and Selected Amounts

6.2.1 ~~Libor~~The SOFR Rate shall be established by the Administrative Agent on the applicable Quotation Date prior to the relevant Borrowing Date. By 2:00 p.m. (Montréal time) on the applicable Quotation Date prior to the relevant Borrowing Date, the Administrative Agent shall notify the Borrower and each Lender under the Revolving Facility of:

6.2.1.1 the Selected Amount to be Advanced by each such Lender on the proposed Drawdown Date and the Selected Period applicable to each such Selected Amount; and

6.2.1.2 the ~~Libor~~SOFR Rate applicable to each Selected Amount for each Selected Period.

6.2.2 For each Selected Period, the aggregate principal amount requested by the Borrower to be outstanding on a ~~Libor~~Term SOFR Rate Basis shall be apportioned as among the Lenders on a Rateable Share basis.

6.3 Interest on ~~Libor~~Term SOFR Rate Basis

The Borrower shall pay each Lender interest on each Selected Amount forming part of the ~~Libor~~Term SOFR Rate Loan of such Lender at an annual rate applicable for each day during the relevant Selected Period during which such Selected Amount is outstanding equal to the ~~Libor~~SOFR Rate applicable to such Selected Amount plus the Relevant Margin applicable on each such day.

6.4 Computation of Interest

6.4.1 Interest in respect of the ~~Libor~~Term SOFR Rate Loans shall be computed on the basis of a 360 day year for the actual number of day elapsed.

6.4.2 Interest payable on each Selected Amount is calculated upon the daily outstanding balance of such Selected Amount from and including the date it is advanced until, but excluding, the date it is repaid in full.

CREDIT AGREEMENT - PAGE 16

6.5 Payment of Interest

6.5.1 Interest in respect of the ~~Libor~~Term SOFR Rate Loans is payable in arrears on the applicable Interest Payment Date.

6.5.2 Overdue interest bears interest at an annual rate applicable for each day during which such interest is outstanding equal to the US Base Rate at the close of business on each such day plus the Relevant Margin applicable on each such day to the US Base Rate Loans, compounded monthly on the last day of each month and payable upon the demand of the Administrative Agent.

6.5.3 Interest payable on the ~~Libor~~Term SOFR Rate Loans shall be payable both before and after demand, default and judgment at the applicable rates set forth herein.

6.6 Annual Equivalent

The annual rates of interest to which are equivalent the rates determined in accordance with the provisions of subsection 6.4.1 are the following rates: (the quoted rate) x (number of days in the year) ÷ 360 = % per annum.

6.7 Payment on Selected Maturity Date

On each Selected Maturity Date, the Borrower shall pay in full the Selected Amounts maturing on such date and which form part of the ~~Libor~~Term SOFR Rate Loans. Where the Borrower fails to make such payment, the Borrower shall be deemed to have requested that portion of the ~~Libor~~Term SOFR Rate Loans corresponding to such Selected Amounts then maturing to be converted on such Selected Maturity Date into a US Base Rate Loan, and such portion of the ~~Libor~~Term SOFR Rate Loans shall automatically be so converted on such day.

ARTICLE 7 - LETTERS OF CREDIT

7.1 Requests for the Issuance of LCs

Any Draw Request pursuant to which the Borrower requests the issuance of one or more LCs shall be delivered to the Administrative Agent and the LC Issuing Lender by 11:00 a.m. (Montréal time) at least three (3) Business Days prior to the proposed Borrowing Date and shall specify the following information, and, as the case may be, shall be accompanied by the following documents:

7.1.1 the Selected Maturity Date of each LC so requested. Each such Selected Maturity Date must not fall beyond the last day of the Revolving Period, provided, however, that at its discretion, the LC Issuing Lender may in the last year of the Revolving Period, and subject to the terms and conditions of Section 10.5, issue LCs with a Selected Maturity Date falling after the last day of the Revolving Period;

CREDIT AGREEMENT - PAGE 17 7.1.2 the Selected Period of each LC so requested, which Selected Period shall not exceed one (1) year; 7.1.3 the face amount of the requested LC, which must be denominated in Canadian Dollars or US Dollars or such other freely tradable currency acceptable to the LC Issuing Lender; 7.1.4 all documents and information as the LC Issuing Lender may consider necessary as to the beneficiary of such LCs and to the conditions under which it shall become obliged to make payments under each such LC so that it can prepare the appropriate form of each such LC; and 7.1.5 the Person (if not the Borrower that requested same) to whom each such LC should be delivered. No LC may be requested to be issued under the Revolving Facility where as a result of the issuance of such LC, the aggregate LC Liabilities then outstanding would exceed US$10,000,000. 7.2 Issuance of LCs 7.2.1 The LC Issuing Lender is the only Lender entitled to issue LCs under the Revolving Facility and, in connection with each LC issued under such Revolving Facility, the LC Issuing Lender acts as the fronting bank for the Lenders. 7.2.2 Provided all conditions of this Agreement have been met, by no later than 12:00 p.m. (Montréal time) on the relevant Borrowing Date, the LC Issuing Lender shall deliver to the Borrower, or to the Persons designated in the relevant Draw Request, the LCs requested to be issued on such date. 7.3 LC Fee 7.3.1 With respect to any LC that is not a documentary LC: 7.3.1.1 the Borrower shall pay the Administrative Agent, for the benefit of each Lender under the Revolving Facility: a) an LC fee in Canadian Dollars on such Lender’s Cdn Dollar LC Liability; and b) an LC fee in US Dollars on such Lender’s US Dollar LC Liability; in equal case, for each day during which it is outstanding at an annual rate equal to the Relevant Margin applicable on each such day. 7.3.2 With respect to any LC that is a documentary LC, the Borrower shall pay the Administrative Agent, for the benefit of each Lender under the Revolving

CREDIT AGREEMENT - PAGE 18 Facility a fee in accordance with the fee schedule of the LC Issuing Lender in force from time to time with respect to the issuance, renewal, amendment or cancellation of such LCs, such LC fee to be apportioned among the Lenders (including the LC Issuing Lender) under the Revolving Facility on a Rateable Share basis of the Revolving Facility. Such fee shall be payable upon the issuance, renewal or amendment of any such LC. 7.4 LC Fronting Fee In addition to the LC Fees, the Borrower shall pay to the Administrative Agent, for the benefit of the LC Issuing Lender, an LC fronting fee: 7.4.1 in Canadian Dollars on the Cdn Dollar LC Liability for each day during which they are outstanding at an annual rate equal to 0.25%; 7.4.2 in US Dollars on the US Dollar LC Liabilities (or such other LC liabilities in currencies other than the US$), for each day during which they are outstanding at an annual rate equal to 0.25%. Notwithstanding the foregoing, no LC Fronting Fee shall accrue or be payable in respect of any period during which National Bank of Canada is the sole Lender hereunder. Without limiting the generality of the foregoing, administrative fees shall be payable to the LC Issuing Lender with respect to the issuance, renewal, amendment or cancelling of any LC in accordance with the fee schedule of the LC Issuing Lender at the relevant time. 7.5 Computation and Payment of LC Fee and LC Fronting Fee 7.5.1 The LC Fees and LC Fronting Fees shall be computed on the basis of a 365 day year for the actual number of days elapsed; and 7.5.2 The LC Fees and LC Fronting Fees are payable in arrears on the applicable Interest Payment Date, with interest on any overdue amount calculated on a Prime Rate Basis (as it pertains to the Cdn LC Liabilities) or a US Base Rate Basis (as it pertains to US LC Liabilities (or such LC liabilities in other currencies other than the US$)). The LC Fees, LC Fronting Fees and any interest on any of such overdue amounts shall be payable both before and after demand, default and judgment at the applicable rates set forth herein. 7.6 Payment by the LC Issuing Lender under LCs 7.6.1 The aggregate principal amount or amounts of monies paid by the LC Issuing Lender at any time and from time to time under any LC which is in excess of the amount previously provided to the LC Issuing Lender by the Borrower, in connection with such LC in accordance with Section 10.5, shall constitute an Advance to the Borrower under the Revolving Facility, in Canadian Dollars, on a US Base Rate Basis where such LC was issued in US Dollars or such other currencies.

CREDIT AGREEMENT - PAGE 19 7.6.2 Where the LC Issuing Lender shall have received a demand for payment under any LC it has issued hereunder and has determined to effect payment, unless it shall have been previously put into funds by the Borrower sufficient to effect such payment, it shall issue a written notice to the Administrative Agent and the Borrower advising them of the amount of such payment to be made by the LC Issuing Lender and requesting that the Lenders make an Advance by way of Prime Rate Loans, or US Base Rate Loans for any LC denominated in US Dollars, equal to such equivalent amount by the Business Day next following such notice. 7.6.3 Where the Administrative Agent has received such a notice prior to 11:00 a.m. (Montréal time) on any Business Day, it shall issue a notice to the Lenders under Section 22.1 and the Lenders, by no later than 11:00 a.m. (Montréal time) on the Business Day following the receipt of such notice from the Administrative Agent, shall make available to the Administrative Agent, in the Administrative Agent’s Account, by wire-transfer of funds in same-day funds, the amount or amounts specified for such Lender in the aforesaid notice. The Administrative Agent shall on such Business Day disburse the amounts requested by the LC Issuing Lender by crediting the funds it shall have received to the account of the LC Issuing Lender at its LC Issuing Office. 7.6.4 Notwithstanding subsections 7.6.2 and 7.6.3, where the LC Issuing Lender shall have received a demand for payment under any LC it has issued hereunder in an aggregate amount not exceeding the sum of the credit balance in the relevant Account and the Available Swingline Facility and has determined to effect payment, the Administrative Agent, on behalf of the LC Issuing Lender, is hereby authorized by the Borrower to debit the Cdn$ Account or the US Dollars Account, as applicable, in an amount equal to the amount of such payment to be made by the LC Issuing Lender and to provide the required funds to the LC Issuing Lender. 7.6.5 In the event that the LC Issuing Lender shall have effected payment under a LC prior to receipt of the amounts requested from the Administrative Agent, the LC Issuing Lender shall have the exclusive benefit of the interest accruing on such amounts under the terms of this Agreement. 7.6.6 Where the Administrative Agent receives a notice from the LC Issuing Lender at any time after 11:00 a.m. (Montréal time) on any Business Day, it shall be deemed to have received such notice prior to 11:00 a.m. (Montréal time), on the following Business Day.

CREDIT AGREEMENT - PAGE 20 7.6.7 The Borrower covenants and agrees to indemnify the LC Issuing Lender for any amount which it may be required to pay under any LC issued by it under the terms hereof. 7.7 Lenders’ Covenant to the LC Issuing Lender Each Lender does hereby unconditionally and irrevocably covenant and agree to and in favour of the LC Issuing Lender, to purchase, at the request of the LC Issuing Lender, up to its Rateable Share of any amount the LC Issuing Lender is required to pay under any LC issued under the Revolving Facility which may be outstanding, its claim against the Borrower for any amount the LC Issuing Lender may be required to pay under any LC issued under the Revolving Facility which may be outstanding. Each Lender hereby covenants to pay to the LC Issuing Lender as the purchase price of such claim an amount equal to such Rateable Share, in the same currency as that in which any LC issued under the Revolving Facility is denominated, in the manner and within the delays contemplated in Section 7.6. Any arrears on the payment of any such Rateable Share shall bear interest on a Prime Rate Basis if the amount of such arrears is denominated in Canadian Dollars, or a US Base Rate Basis applicable if the amount of such arrears is denominated in US Dollars. 7.8 Obligations Absolute The obligations of the Borrower with respect to LCs hereunder are unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances: 7.8.1 any lack of validity or enforceability of any draft or other document presented in connection with any payment requested under any LC; or 7.8.2 the existence of any defence, right of action, right of compensation or set-off or claim of any nature whatsoever which the Borrower may at any time have or have had against the beneficiary of an LC, the LC Issuing Lender, the Administrative Agent, the other Lenders or any other Person, whether in connection with this Agreement or otherwise. Neither the LC Issuing Lender nor any of its correspondents, participants or assignees shall be liable or responsible for any of the matters described in clauses 7.8.1 or 7.8.2 except for its intentional or gross fault or wilful misconduct. 7.9 Cancellation of LCs At any time, the Borrower may request the cancellation of any LC issued and outstanding, which LC shall be cancelled upon receipt for cancellation by the LC Issuing Lender of the original of such LC.

CREDIT AGREEMENT - PAGE 21 ARTICLE 8 - CONVERSIONS AND ROLLOVERS 8.1 Request for Conversions The Borrower may request the Lenders to convert all or any portion of any Type of Advance other than LCs into another Type of Advance denominated in the same currency as the Type of Advance so converted or to rollover any Type of Advance into the same Type, by delivering to the Administrative Agent a Conversion Request within the delays herein contemplated. Any Conversion Request delivered after 11:00 a.m. (Montréal time) on any Business Day shall be deemed to have been received prior to 11:00 a.m. on the following Business Day. 8.2 Conversion or Rollover On the relevant Conversion Date, the Borrower shall be deemed to have repaid, without novation, such portion of the Type of Advance that it desires be converted or rolled-over and shall be deemed to have requested a Drawdown under the Revolving Facility in the amount and the Type of Advance into which it desires to convert or rollover. The provisions of this Agreement relating to Drawdowns shall apply mutatis mutandis to any such Advance requested by way of conversion or rollover. 8.3 Requirements for Conversions or Rollovers Any conversion or rollover requested pursuant to Section 8.1: 8.3.1 of Revolving BA Liabilities, may only be made on a Selected Maturity Date and only with respect to such part of the Revolving BA Liabilities represented by the BAs maturing on such date; 8.3.2 of LiborTerm SOFR Rate Loans, may only be made on a Selected Maturity Date and only with respect to such part of the LiborTerm SOFR Rate Loans maturing on such date; 8.3.3 of Prime Rate Loans or US Base Rate Loans may only be made on a Business Day. Save as otherwise provided in Section 5.7, a conversion or rollover requested pursuant to Section 8.1 may only be effected if, on the relevant Conversion Date, no Default or Event of Default has occurred and is continuing. 8.4 No Revocation or Withdrawal of Conversion Requests Once delivered, no Conversion Request may subsequently be revoked or withdrawn by the Borrower.

CREDIT AGREEMENT - PAGE 22 ARTICLE 9 - FEES 9.1 Stand-By Fees 9.1.1 The Borrower hereby covenants and agrees to pay to the Administrative Agent for the account of each Lender, with respect to such Lender’s Revolving Commitment, a stand-by fee equal for each day to the percentage per annum set out in SCHEDULE “C” applicable on each such day to the Revolving Facility. Such fee is computed daily by the Administrative Agent on the daily balance of the difference between the Revolving Commitment and the Revolving Loan of such Lender as of and from the Effective Date until, but excluding, the last day of the Revolving Period and is payable in US Dollars. For the purposes of calculating such stand-by fee, where any portion of such Revolving Loan is outstanding in Canadian Dollars, such portion shall be converted into US Dollars by using the Exchange Rate. 9.1.2 The Stand-By Fees are payable quarterly in arrears on the first Business Day of each of the months of January, April, July and October of each year. The first such payment of the Stand-By Fees shall become due and payable on the first Business Day of October 2021 and the last payment thereof shall become due and payable on the last day of the Revolving Period, whether or not such day coincides with the first Business Day of a quarter. 9.1.3 Any arrears on the payment of the Stand-By Fees shall bear interest, computed daily, on the daily balance thereof, on a Prime Rate Basis from and including the date it becomes due up to but excluding the day of full payment thereof. 9.1.4 The Stand-By Fees are calculated on the basis of a 365 day year. 9.2 Fees The Borrower covenants and agrees to pay to the Administrative Agent the fees contemplated in the Fee Letter, in accordance with the terms and conditions therein. The obligations of the Borrower with respect to the payment of such fees shall form part of the Secured Obligations. ARTICLE 10 - MANNER OF PAYMENTS 10.1 Currency of Payments All payments or repayments, as the case may be: 10.1.1 of principal under any of the Revolving Loans or any part thereof shall be made in the same currency in which such Revolving Loans are outstanding; 10.1.2 of interest, shall be made in the same currency as the outstanding principal amount to which it relates; 10.1.3 of the Stamping Fee shall be made in Canadian Dollars only; 10.1.4 of the Stand-By Fees shall be made in US Dollars only;

CREDIT AGREEMENT - PAGE 23 10.1.5 of the LC Fees and LC Fronting Fees, shall be made in Canadian Dollars with respect to Cdn Dollar LC Liabilities; 10.1.6 of the LC Fees and LC Fronting Fees, shall be made in US Dollars with respect to US Dollar LC Liabilities or in such LC liabilities in other currencies other than the US Dollar; and 10.1.7 of amounts referred to in Article 19 and Article 20, shall be made in the same currency as the losses and expenses to which they relate. 10.2 Imputation of Payments Where the Borrower makes a payment or repayment of the Revolving Loans, unless the Borrower issues to the Administrative Agent a Repayment Notice, the Administrative Agent shall apply such payment or repayment: 10.2.1 first, in reduction of the Prime Rate Loans and/or US Base Rate Loans outstanding; and then 10.2.2 in reduction of such of the Revolving BA Liabilities, LC Liabilities and/or LiborTerm SOFR Rate Loans outstanding as the case may be, as the Administrative Agent considers appropriate. 10.3 Compulsory Repayment of Revolving BA Liabilities LC Liabilities and LiborTerm SOFR Rate Loans Where the Borrower is required to make a repayment, then, if the amount of the repayment required to be made is greater than the amount of the Prime Rate Loans and the US Base Rate Loans outstanding, then subject to the provisions of Article 18 and Article 19 with respect to losses and expenses, the Borrower shall repay such portion of the relevant Revolving BA Liabilities, LC Liabilities and LiborTerm SOFR Rate Loans prior to a Selected Maturity Date as will permit the Borrower to make such repayment, as set forth in Section 10.4 with respect to Revolving BA Liabilities or in Section 10.5 with respect to LC Liabilities. 10.4 Proceeds Resulting from Repayment of Revolving BA Liabilities Where the Borrower repays any part of the Revolving BA Liabilities on any day other than the Selected Maturity Date of the BAs to which such Revolving BA Liabilities relate, with respect to the amount so repaid, the parties hereto do hereby acknowledge and agree: 10.4.1 that same no longer forms part of the patrimony or estate of the Borrower; and 10.4.2 that on the Selected Maturity Date of the BAs constituting such Revolving BA Liabilities, same shall be made available by the Administrative Agent to the Lender or Lenders that accepted such BAs, without any interest thereon, in the same manner as for any other repayment of principal of their Revolving Loans and they shall be responsible for all payments to third parties under such BAs, the Borrower being entirely exonerated from such payment, but only for up to an amount equal to the amount repaid pursuant to this Section;

CREDIT AGREEMENT - PAGE 24 and the Borrower shall have no further liability in respect of each such BA (but only up to the amount repaid under this Section) and the Lender or Lenders that accepted such BAs shall be entitled to all of the benefits of the amounts so repaid by the Borrower, including any interest thereon, in the same manner as any other payment of the principal amount of their Revolving Loans and they shall be responsible for all payments to third parties under such BAs, the Borrower being entirely exonerated from such payment, but only for up to an amount equal to the amount repaid pursuant to this Section. 10.5 Proceeds Resulting from Repayment of LC Liabilities Where the Borrower repays any part of the LC Liabilities on any day other than the Selected Maturity Date of the LC to which such LC Liabilities relate, with respect to the amount so repaid, the parties hereto do hereby acknowledge and agree: 10.5.1 that same no longer forms part of the patrimony or estate of the Borrower; 10.5.2 that same shall be held by the Administrative Agent, on a no interest basis, for the account and benefit of the Lenders; 10.5.3 upon the receipt by the Administrative Agent of a notice from the LC Issuing Lender under the provisions of Section 7.6 relating to a demand for payment made upon the LC Issuing Lender under the terms of any LC forming part of the LC Liabilities so repaid, the Administrative Agent shall make available to the LC Issuing Lender, from the amounts so held by the Administrative Agent under the provisions of this Section 10.5, an amount sufficient to allow the LC Issuing Lender to meet its obligations under such LC, the Borrower being entirely exonerated from such payment, but only for up to an amount equal to the amount repaid under this Section; and 10.5.4 where no such demand for payment is made upon the LC Issuing Lender under such LC at the relevant Selected Maturity Date, the Administrative Agent shall deposit the amounts so held by it under the provisions of this Section 10.5 in respect of such LC in the relevant Account or, when the Majority Lenders have exercised their rights under Section 18.1, the Administrative Agent shall use the amounts so held by the Administrative Agent under this Section 10.5 in conformity with the provisions of Section 18.2. 10.6 Payments of Revolving Loans to Administrative Agent Only 10.6.1 Notwithstanding any provisions in this Agreement to the contrary, all payments or repayments on the Revolving Loans (other than the Swingline Loan) and of fees and other amounts due and to become due hereunder with respect to the Revolving Loans and the Revolving Facility by the Borrower

CREDIT AGREEMENT - PAGE 25 must be effected by direct payments to the Administrative Agent at the Administrative Agent’s Office only, and payments of principal or interest on the Swingline Loan shall be effected directly to the Swingline Lender. The Borrower hereby authorizes the Administrative Agent and the Swingline Lender to effect all necessary debits in the Accounts to effect such payments. The receipt by the Administrative Agent of such amounts shall be deemed to constitute the receipt of such amounts by the Lenders. 10.6.2 Except as otherwise expressly provided herein upon receipt of any such payments or repayments, the Administrative Agent shall forthwith distribute to each of the Lenders, their respective Rateable Share of such payments and repayments. Where any such payment or repayment pertains to any of the Revolving BA Liabilities, the Rateable Share of any Lender with respect thereto shall, for all purposes hereof, be deemed to be the aggregate of the face amounts of the BAs of such Lender forming part of such Revolving BA Liabilities. 10.6.3 If for whatever reason any such payment or repayment is made directly to any Lender, such Lender shall promptly remit any amounts so received to the Administrative Agent at the Administrative Agent’s Office for distribution. 10.7 Payment on Any Business Day Whenever any payment or repayment falls due on a day which is not a Business Day, such payment or repayment shall be made on the next following Business Day. Any payment or repayment must be made in same-day funds. Until the amount of the payment or repayment is received in same-day funds, interest shall continue to accrue as provided in this Agreement on the amount of such payment or repayment. 10.8 Netting Where on the date that any Advance is required to be made to the Borrower, the Borrower is required to make or voluntarily makes any payment or repayment of any of the Revolving Loans and such payment or repayment is denominated in the same currency as that of the requested Advance, the Administrative Agent shall be entitled to net amounts payable by the Borrower to the Administrative Agent for the account of any Lender against amounts that such Lender is requested to pay to the Administrative Agent in such currency for the purpose of effecting its Rateable Share of such Advance. 10.9 Payment at Respective Branches of Account of the Lenders All payments required to be made by the Administrative Agent to any of the Lenders or to the LC Issuing Lender, as the case may be, shall be made at such office or branch of such Lender or LC Issuing Lender as such Lender or LC Issuing Lender may specify from time to time, in same day funds.

CREDIT AGREEMENT - PAGE 26 10.10 Administrative Agent May Presume that Payments will be Made by the Borrower 10.10.1 Unless the Administrative Agent shall have received a written notice from the Borrower by 5:00 p.m. (Montréal time) on the Business Day prior to the due date of any payment or repayment, or is otherwise informed prior to making any amount available to any Lender as contemplated in this Section 10.10, that the Borrower will not make such payment or repayment, the Administrative Agent may assume that the Borrower shall make such payment or repayment on the due date thereof in accordance with the applicable provisions of this Agreement, and the Administrative Agent may, in reliance upon such assumption, make available to each Lender on such date, the Rateable Share of such Lender of such payment or repayment. 10.10.2 If the Borrower does not make such payment or repayment and the Administrative Agent does make available to such Lender its Rateable Share of such payment or repayment, the Indebtedness under this Agreement of the Borrower, with respect to any amount so made available by the Administrative Agent, shall not be novated and the Borrower shall thereupon be and become liable to the Administrative Agent for the immediate payment of the amount so made available by the Administrative Agent to such Lender, together with interest thereon for each day from and including the date the Administrative Agent shall have so made available such amount to such Lender at the rate that such amount would have borne under the terms of this Agreement had the Administrative Agent not so made it available, computed and payable in the manner herein contemplated, the whole without any notice or demand on the part of the Administrative Agent. A certificate of the Administrative Agent submitted to the Borrower with respect to any amount owing under this Section shall be prima facie evidence thereof, absent manifest error. 10.10.3 If such amount is so made available to such Lender, such payment to the Administrative Agent by the Borrower shall constitute the Borrower’s payment or repayment of such Lender’s share of the relevant payment or repayment on the date the Borrower pays same to the Administrative Agent, for all purposes of this Agreement. If such amount is not so paid to the Administrative Agent by the Borrower, then the Administrative Agent shall notify such Lender of such failure and, without in any way affecting or otherwise diminishing the obligation of the Borrower to pay such amount to the Administrative Agent immediately, as herein contemplated, on the first (1st) Business Day following the due date of such payment or repayment, such Lender shall pay to the Administrative Agent the amount made available to it by the Administrative Agent together with interest thereon for each day that such Lender had the use of such amount at a rate per annum equal to the rate payable by the Borrower on such amount under the terms hereof computed daily, compounded monthly on the first day of each calendar month and payable upon the demand of the Administrative Agent.

CREDIT AGREEMENT - PAGE 27 10.11 Interest Act (Canada) 10.11.1 The Borrower confirms that it fully understands and is able to calculate the rate of interest applicable to the Revolving Loans based on the methodology for calculating annual rates provided for in this Agreement. The Borrower hereby irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to this Agreement or any other Operative Documents, that the interest payable under this Agreement and the calculation thereof has not been adequately disclosed to the Borrower as required pursuant to Section 4 of the Interest Act (Canada). 10.11.2 The Administrative Agent agrees that if requested in writing by the Borrower it shall calculate the nominal and effective per annum rate of interest on any Advance outstanding at any time and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower of any of its obligations under this Agreement or any other Operative Document, nor result in any liability to the Administrative Agent. ARTICLE 11 - SECURITY 11.1 Security As a general and continuing collateral security for the performance of the Secured Obligations, (i) the Borrower shall grant first ranking Liens, subject only to Permitted Liens, on all of its present and future Business Assets other than Excluded Assets (including a pledge of all Capital Stock the Borrower owns in Subsidiaries (other than in any Financing Subsidiary), except to the extent constituting Excluded Assets) to and in favour of the Administrative Agent and (ii) each of the Guarantors agrees to guarantee the Secured Obligations and grant first ranking Liens, subject only to Permitted Liens, on all of its present and future Business Assets other than Excluded Assets (including a pledge of all Capital Stock each Guarantor owns in Subsidiaries (other than in any Financing Subsidiary), except to the extent constituting Excluded Assets) to and in favour of the Administrative Agent. 11.2 Collateral Access Agreement 11.2.1 SCHEDULE “M” identifies, as of the Effective Date, all the leased premises of the Credit Parties and whether or not such leased premises constitute a location where Inventory is manufactured or stored by the Credit Parties. 11.2.2 The Borrower agrees to (i) to enter into or cause the other Credit Parties to enter into a Collateral Access Agreement with respect to (a) the Lands within 60 days (or such longer period as may be acceptable to the Administrative Agent) of the execution and delivery of the lease for the Lands, and (b) the Battery Plant & Innovation Centre within 60 days (or such longer period as may be acceptable to the Administrative Agent) of the execution and delivery

CREDIT AGREEMENT - PAGE 28 of any lease thereof following a Battery Plant & Innovation Centre Sale and Leaseback Transaction, and (ii) use reasonable commercial efforts to enter into or cause the other Credit Parties to enter into a Collateral Access Agreement with respect to each Material Leased Premises, provided, that, if at any time the aggregate value of Inventory manufactured or stored in Non- Material Leased Premises exceeds US$2,5000,000, then the Borrower shall also use reasonable commercial efforts to enter into Collateral Access Agreements with respect to Non-Material Leased Premises in order to reduce such excess to nil. For the purposes hereof: Material Leased Premises means any leased premises, warehouses or other third party premises of the Credit Parties where Inventory having a value of US$300,000 or more is manufactured or stored for a period of more than 30 days. Non-Material Leased Premises means any leased premises, warehouses or other third party premises of the Credit Parties where Inventory having a value of less than US$300,000 is manufactured or stored for a period of more than 30 days. 11.3 Control Agreements The Borrower covenants and agrees to cause each bank accounts (other than any Excluded Account) or securities accounts (other than any Excluded Account) of the Credit Parties to be subject to a reasonably satisfactory control agreement with the Administrative Agent which shall provide, inter alia, that upon a notice given by the Administrative Agent (a Trigger Notice) the Administrative Agent shall have exclusive control in any such bank account or securities account (a Control Agreement). The Administrative Agent shall not be permitted to issue a Trigger Notice unless and until a Default has occurred and is continuing. Until such time as a Trigger Notice has been issued, the Credit Parties shall continue to have the ability to operate their accounts subject to a Control Agreement. 11.4 Additional Guarantors Where, at any time, the Borrower determines that: 11.4.1 the combined EBITDA of the Borrower and the Guarantors represents less than 90% of the EBITDA of the Borrower calculated on an Adjusted Consolidated Basis for the twelve (12) month period immediately preceding such time; or 11.4.2 the combined assets of the Borrower and the Guarantors represent less than 90% of the assets of the Borrower calculated on an Adjusted Consolidated Basis at such time, then, promptly upon such determination, the Borrower shall so inform the Administrative Agent, and within thirty (30) Business Days of such determination, the Borrower shall cause one or

CREDIT AGREEMENT - PAGE 29 more of its Subsidiaries to become a Guarantor and to guarantee and grant the Liens contemplated in Section 11.1 such that, thereafter the foregoing ratios shall be met. In addition to the foregoing, the Borrower may, at any time, cause one or more of its Subsidiaries to become a Guarantor and to guarantee and grant the Liens contemplated in Section 11.1. 11.5 Accessory Documents with respect to future Guarantors In connection and concurrently with any Person becoming a Guarantor in accordance with the terms hereof, the Borrower covenants to deliver or cause to be delivered to the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent: 11.5.1 with respect to each such Guarantor, the documentation referred to in subsection 12.1.1; 11.5.2 with respect to each such Guarantor, releases, discharges and mainlevées, or, as the case may be, irrevocable undertakings, in form and substance satisfactory to the Administrative Agent, acting reasonably, to grant releases, discharges and mainlevées with respect to all Liens, other than Permitted Liens, affecting such Guarantor or its Business Assets, duly executed by all relevant Persons; 11.5.3 with respect to each such Guarantor, a certificate as to matters of fact dated as of the date on which such Person becomes a Guarantor, duly executed by a Responsible Officer of the Borrower or of such Guarantor if the officer of the Borrower is not an officer of such Guarantor or by any other person acceptable to the Administrative Agent, addressing any question of fact in connection with the Guarantee and Liens granted by such Guarantor as the Administrative Agent may reasonably require; and 11.5.4 the legal opinions of the Credit Parties’ Counsel addressed to the Finance Parties and Lenders’ Counsel, dated as of the date on which such Person becomes a Guarantor. Such opinions shall cover such matters incident to the Guarantee and the Liens granted by such Guarantor as the Administrative Agent may reasonably require. 11.6 Further Assurances On reasonable request from the Administrative Agent from time to time, the Borrower and each Guarantor shall execute and deliver or cause to be executed and delivered, all such agreements, documents and instruments (including any amendment to any Operative Document) and do or cause to be done all such other matters and things which in the reasonable opinion of the Administrative Agent or the Lenders’ Counsel may be necessary to guarantee the Secured Obligations and to create, preserve, protect or render opposable (so far as may be possible under any Applicable Law) the Liens and the validity, effect, opposability and priority intended to be created by the Operative Documents or to facilitate realization under such Liens.

CREDIT AGREEMENT - PAGE 30 ARTICLE 12 - CONDITIONS PRECEDENT 12.1 Conditions Precedent to the coming into force of this Credit Agreement Notwithstanding the execution of this Agreement, the provisions hereof shall not come into force until such time as the Administrative Agent shall have issued a notice in writing to the Borrower declaring that each of the following conditions precedent shall have been met to the satisfaction of all the Lenders or, as the case may be, waived by all the Lenders (the date indicated in such notice shall be referred to herein as the Effective Date): CORPORATE MATTERS 12.1.1 the Administrative Agent shall have received: 12.1.1.1 true and complete copies of the constitutive documents, charter and by-laws or other organizational documents of each of the Credit Parties; 12.1.1.2 true and complete copies of the resolutions of the relevant governing body (including, where appropriate, shareholders), authorizing or ratifying the execution and delivery of, and the performance by each of the Credit Parties of its obligations under the Operative Documents to be entered into in connection with this Credit Agreement or on or about the Effective Date and stating the offices of the Responsible Officers or other Persons who are authorized to sign such documents; 12.1.1.3 a certificate stating the name, office and the true signature of each Responsible Officer or other representative of the Credit Parties signing the Operative Documents; 12.1.1.4 in respect of each Credit Party, a certificate of good standing (including, if applicable, a certificat d’attestation) issued by the appropriate authorities in its jurisdiction of incorporation or formation; AML DUE DILIGENCE 12.1.2 each Lender shall have received all certificates and documents it has requested at least three (3) Business Days prior to the Effective Date in order to allow it to monitor the compliance of the Credit Parties with AML Legislation and to allow the applicable Lender to comply with its legislative requirements, such certificates or documents to be in form and substance satisfactory to each such Lender; MATTERS RELATING TO SECURITY 12.1.3 the Administrative Agent shall have received all Security Documents to be entered into in connection with this Credit Agreement or on or about the Effective Date duly executed by all parties thereto, duly registered wheresoever required;

CREDIT AGREEMENT - PAGE 31 12.1.4 the Administrative Agent shall have received, with respect to the Credit Parties, results of current searches of public records by Credit Parties’ Counsel, and the results of such searches shall be as close to the Effective Date as possible and shall reveal no Liens other than Permitted Liens and Liens with respect to which undertakings to discharge, in form and substance satisfactory to the Administrative Agent, have been delivered to the Administrative Agent; 12.1.5 the Administrative Agent shall have entered into a satisfactory cession of rank with Finalta in respect of the Tax Credit Loans with Finalta in effect on the Effective Date; MEI DEBT 12.1.6 the Administrative Agent shall have received a copy of the MEI Debt Agreement which shall provide for Debt of up to Cdn$50,000,000, the terms and conditions of which shall be reasonably satisfactory to the Administrative Agent; FEES, EXPENSES AND COSTS 12.1.7 the Administrative Agent shall have received payment instructions for the payment of all fees which the Lenders are entitled to receive on or prior to the Effective Date under the Operative Documents, including, without limitation, the fees then payable under the Fee Letter and the fees and expenses of Lenders’ Counsel; INSURANCE 12.1.8 the Administrative Agent shall have received copies of certificates of insurance covering the Credit Parties, together with an endorsement naming the Administrative Agent as additional insured and loss payee, accompanied with a satisfactory mortgagee clause; OPINION 12.1.9 the Administrative Agent shall have received the legal opinion of the Credit Parties’ Counsel, dated the Effective Date, addressed to the Lenders and Lenders’ Counsel, covering such matters as the Administrative Agent and its counsel may reasonably require, the whole in form and substance satisfactory to the Administrative Agent, acting reasonably;

CREDIT AGREEMENT - PAGE 32 OTHER CERTIFICATES 12.1.10 if the Borrower requests an Advance on the Effective Date, the Administrative Agent shall have received Borrowing Base Certificate required to be delivered pursuant to Section 15.2, including backup calculations; 12.1.11 the Administrative Agent shall have received a satisfactory Compliance Certificate, on a pro forma basis after giving effect to the disbursement of the first Advance hereunder, if any; COMPLIANCE 12.1.12 since March 31, 2021, there has been no change, which would be expected to have a Material Adverse Effect; 12.1.13 the representations and warranties made by the Credit Parties under the Operative Documents are true and correct in all material respects as at the Effective Date (unless stated to relate solely to an earlier date, in which case, such representations and warranties shall be true and correct in all material respects as of such earlier date) and will remain true and correct to the same extent immediately following the Effective Date; and 12.1.14 no Default or Event of Default shall have occurred and be continuing. 12.2 Subsequent Advances under the Revolving Facility Subject to and upon compliance with all of the relevant terms and conditions of this Agreement, at any time and from time to time during the Revolving Period, the Borrower can request an Advance under the Revolving Facility, only if on the requested Borrowing Date: 12.2.1 where a Draw Request or Conversion Request is required, the Administrative Agent and, in the case where an LC is requested to be issued, the LC Issuing Lender, shall have received the Draw Request or Conversion Request, in each case, within the delays herein provided; 12.2.2 the Administrative Agent shall have determined that the amount of the requested Advance is not greater than the Available Revolving Facility; 12.2.3 the representations and warranties made by the Credit Parties under the Operative Documents shall be true and correct in all material respects as of the Borrowing Date and shall remain true and correct to the same extent immediately following the making of the requested Advance, except, in each case, to the extent that such representation and warranty expressly relates to an earlier date (in which event such representation and warranty shall be true and correct in all material respects as of such earlier date); and 12.2.4 no Default or Event of Default shall have occurred and be continuing, or shall result from such Advance.

CREDIT AGREEMENT - PAGE 33 12.3 Post-Closing Covenants The Borrower or shall cause: 12.3.1 within thirty (30) days from the Effective Date, the Borrower shall and shall cause the Guarantors to deliver to the Administrative Agent a confirmation of grant of hypothec and security interest and any other document the Administrative Agent may reasonably require in order to record the Administrative Agent’s Lien on all of the registered Intellectual Property owned by the Credit Parties in Canada and the United States of America, including, without limitation, in the Canadian Intellectual Property Office or the United States Patent and Trademark Office or in any similar office or agency of Canada or the United States of America. 12.3.2 within five (5) Business Days of execution, the Administrative Agent shall have received a copy of the SIF Debt Agreement which shall provide for an unsecured Debt of up to Cdn$49,950,000, the terms and conditions of which shall be reasonably satisfactory to the Administrative Agent; 12.3.3 within sixty (60) days from the Effective Date, the Borrower shall use reasonable commercial efforts to enter into or cause the other Credit Parties to enter into a Collateral Access Agreement in respect of each Material Leased Premises; and 12.3.4 within sixty (60) days from the Effective Date, the Borrower shall cause each bank accounts (other than any Excluded Account) or securities accounts (other than any Excluded Account) of the Credit Parties to be subject to a reasonably satisfactory control agreement with the Administrative Agent in accordance with Section 11.3. ARTICLE 13 - REPRESENTATIONS AND WARRANTIES To induce the Lenders to make the Revolving Facility available to the Borrower, each of the Guarantors and the Borrower solidarily represents and warrants, for itself and on behalf of the other Credit Parties, to and in favour of the Lenders as follows: 13.1 Existence and Good Standing Each Credit Party (i) is a corporation, general or limited partnership or other legal Person duly and validly incorporated or formed, organized and existing under the Laws of its jurisdiction of incorporation or formation and (ii) has the legal capacity and right to own its Business Assets, and to carry on its business in each jurisdiction in which its Business Assets are located or it carries on business, except in the case of clause (ii) where the failure thereof would not reasonably be expected to have a Material Adverse Effect.

CREDIT AGREEMENT - PAGE 34 13.2 Authority Each Credit Party (i) has the legal capacity and right to enter into the Operative Documents to which it is a party, and (ii) do all acts and things and execute and deliver all agreements, documents and instruments as are required thereunder to be done, observed or performed by it in accordance with the terms and conditions thereof, except, in the case of clause (ii), where the absence thereof would not reasonably be expected to result in a Material Adverse Effect. 13.3 Due Authorization Each Credit Party has taken all necessary action to authorize the execution and delivery of each Operative Document to which it is a party, the creation and performance of its obligations thereunder and the creation of Liens, as the case may be, as well as the consummation of the transactions contemplated in the Operative Documents. 13.4 Due Execution Each Credit Party has duly executed and delivered each Operative Document to which it is a party. 13.5 Validity of Documents – Non-Conflict None of the authorization, execution, delivery or performance of the Operative Documents by a Credit Party to which such Credit Party is a party, nor the consummation of any of the transactions contemplated in the Operative Documents : 13.5.1 requires any Authorization to be obtained or Registration to be made (except such as have already been obtained or made and are now in full force and effect and those not yet required and except for the registration or filing of Security Documents to be effected prior to the Effective Date), except for such Authorization or Registration which the failure to obtain or make would not reasonably be expected to have a Material Adverse Effect; 13.5.2 conflicts with, contravenes or gives rise to any default under (i) any of the articles, or other formation documents, or by-laws or resolutions of the directors, shareholders or other governing body of such Credit Party, (ii) the provisions of any material indenture, instrument, agreement or undertaking to which such Credit Party is a party or by which such Credit Party is or may become bound or (iii) any Applicable Law; except, with respect to clauses (ii) and (iii) only, for such contraventions and defaults which would not reasonably be expected to have a Material Adverse Effect; 13.5.3 has resulted or will result in the creation or imposition of any Lien (other than a Permitted Lien). 13.6 Enforceability Each Operative Document constitutes a valid and legally binding obligation of each Credit Party which is party thereto enforceable against it in accordance with its terms, subject only to Laws relating to bankruptcy, insolvency, winding-up, dissolution, administration, reorganization,

CREDIT AGREEMENT - PAGE 35 arrangement or other statutes or judicial decisions affecting the enforcement of creditors’ rights in general and to general principles of equity under which specific performance and injunctive relief may be refused by a court in its discretion. 13.7 Absence of Litigation There is no existing, pending, or, to the Borrower’s knowledge, threatened litigation against any Credit Party which, if adversely determined would have Material Adverse Effect. To the Borrower’s knowledge, no event has occurred, and no state or condition exists, which would reasonably be expected to give rise to any such litigation and there is no judgement or order outstanding against any Credit Party which would reasonably be expected to have a Material Adverse Effect. 13.8 Financial Statements Each Financial Statement previously delivered (at the time this representation is made or is deemed to be made) to the Administrative Agent pursuant to or in connection with this Agreement has been prepared in accordance with GAAP (subject to year-end audit adjustments, where applicable) and fairly and accurately presents in all material respects the financial information and the financial condition and results of operations of such Credit Party contained therein as at their respective preparation date. 13.9 Accuracy of Information No material information furnished by a Credit Party to the Lenders or the Administrative Agent in connection with any of the Operative Documents contains any material misstatement of fact or omits to state a material fact necessary to make the statements contained therein not misleading in any material respect in in light of the circumstances in which they were made and as of the date made; provided that, with respect to projected financial information, the Credit Parties represent only that such information was prepared in good faith upon assumptions that were reasonable as of the date of preparation. No undisclosed fact is currently known to any Credit Party which has or would be expected to have a Material Adverse Effect which has not been specifically disclosed in writing to the Administrative Agent. 13.10 Accuracy of Forecasts Each financial forecast, estimate and projection with respect to the Credit Parties or prepared by the Credit Parties and furnished to the Finance Parties was based upon assumptions that were reasonable as of the date of preparation. 13.11 No Material Adverse Change Since the most recent audited Financial Statements of the Borrower provided to the Administrative Agent, there has been no change which would be expected to have a Material Adverse Effect.

CREDIT AGREEMENT - PAGE 36 13.12 Compliance with Laws Each Credit Party is in compliance with all Applicable Laws (other than Environmental Laws which are dealt with in Section 13.18), except where non- compliance therewith would reasonably be expected to have a Material Adverse Effect. 13.13 No Default No Default or Event of Default has occurred which has not been disclosed to the Finance Parties and either remedied (or otherwise ceased to be continuing) or expressly waived by the Lenders in writing. 13.14 Immovable Property 13.14.1 SCHEDULE “M” hereto lists all immovable (real) properties owned or leased by the Credit Parties as of the Effective Date, identifying which ones are leased and which ones are owned; 13.14.2 In respect of each immovable (real) property owned by a Credit Party, such Credit Party is the legal and beneficial owner of and has good and marketable title to, in each case free and clear of all Liens other than Permitted Liens. 13.15 Movable Property Each of the Credit Parties is the legal and beneficial owner of, free and clear of all Liens other than Permitted Liens, or has rights in, all movable (personal) property which is required for it to carry on its business. 13.16 Corporate Structure As of the Effective Date, the only Subsidiaries of the Credit Parties, the owners, beneficially and of record of the issued Capital Stock of each Credit Party (other than the Borrower), the percentage of Capital Stock held by each such owner, beneficially and of record and the amount of any type of Capital Stock of each Credit Party issued and outstanding are as indicated in SCHEDULE “N”. 13.17 Taxes Each Credit Party has: 13.17.1 delivered or caused to be delivered, as and when required, all material income, sales, goods and services and other returns for Taxes to the appropriate Governmental Authorities; 13.17.2 paid and discharged all material Taxes payable by it when due except with respect to any such Tax which is being contested in good faith by appropriate proceedings and which is not required, by Applicable Law, to be paid prior to such contestation and for which appropriate reserves have been provided in its books for which such Credit Party has paid to the appropriate Governmental Authorities the full amount of such Taxes, pending the resolution of such

CREDIT AGREEMENT - PAGE 37 contestation and notwithstanding the provisions of Section 225.1(7) of the Income Tax Act (Canada), any equivalent provision of provincial legislation or any other Applicable Law and as to which neither any Lien (other than a Permitted Lien) has attached nor any foreclosure, distraint, seizure, attachment, sale or similar proceedings shall have been commenced; 13.17.3 made provision for appropriate reserves in respect of any Taxes in accordance with GAAP; 13.17.4 withheld and collected all material Taxes required to be withheld and collected by it and remitted as and when required such Taxes to the appropriate Governmental Authority; and the charges, accruals and reserves on its books in respect of Taxes are adequate, in its judgement. 13.18 Environment With respect to environmental matters: 13.18.1 to the knowledge of the Borrower, the Credit Parties are in compliance with all Environmental Laws; 13.18.2 there are no existing, pending or, to the knowledge of the Borrower threatened: 13.18.2.1 claims, complaints, notices or requests for information in writing received by the any of the Credit Parties with respect to any alleged liability of the Credit Parties under any Environmental Law, or 13.18.2.2 orders in writing from any Governmental Authority issued under any Environmental Law against any Credit Party; with the exception of any matter or matters that would not reasonably be expected to, singly or in the aggregate, have a Material Adverse Effect. 13.19 Business The Credit Parties’ business consisting primarily of the design, development, manufacturing, and distribution of purpose-built all-electric medium and heavy-duty urban vehicles, and any similar, incidental, complementary, ancillary or related businesses.

CREDIT AGREEMENT - PAGE 38 13.20 Insurance Each Credit Party will maintain insurance upon its assets against such liabilities and risks contemplated in a global coverage standard fire insurance policy and in order to insure against loss of income, business interruption, product liability and third party liability, and will maintain all other insurance that adequately protects it and as is customary for companies carrying on businesses similar to that being carried on by it and owning the same types of assets, and, if applicable, as may be required by Applicable Law, or as otherwise may be reasonably requested by the Administrative Agent. All such insurances contemplated hereinabove shall be maintained with financially sound, independent and reputable insurers and shall be contracted for amounts and subject to deductibles as the Credit Parties may determine in good faith as being reasonable and appropriate under the circumstances and contain a satisfactory mortgagee clause. Each Credit Party will duly and punctually pay or cause to be paid the premiums and other sums of money payable in connection with such insurance and will cause the Administrative Agent to be named as additional insured and loss payee, as applicable. 13.21 Intellectual Property 13.21.1 Except as could not reasonably be expected to have a Material Adverse Effect, each Credit Party owns, possesses, or is the beneficiary of licenses on or otherwise has the right to own or use, all patents, trademarks, service marks, trade names and copyrights, technology, know-how and processes, and all rights with respect to the foregoing that are necessary for the operation of its business without any known material conflict with the rights of others; 13.21.2 To the knowledge of the Credit Parties, none of the products of the Credit Parties infringes in any material way any patent, trademark, service mark, trade name, copyright, licence or other right owned by any other Person; no litigation is pending or (to the knowledge of any Credit Party) threatened against any Credit Party or affecting any Credit Party in relation to any patent, trademark, service mark, trade name, copyright, licence or other right, which, if adversely determined would have Material Adverse Effect; no Person is contesting under judicial proceedings any Credit Party’s right to sell or use any product or material necessary for the conduct of the business of any Credit Party which, if adversely determined, would have Material Adverse Effect; 13.21.3 SCHEDULE “O” (as of the Effective Date, and as such Schedule is updated quarterly with the delivery of each Compliance Certificate) contains a complete list of all registered Intellectual Property and all pending applications in respect of Intellectual Property which are owned by the Credit Parties or with respect to which the Credit Parties are the beneficiaries of licences or otherwise have the right to use such patents and trademarks.

CREDIT AGREEMENT - PAGE 39 13.22 Accounts and Inventory As of the date of each Borrowing Base Certificate: 13.22.1 each Trade Account listed thereon as an Eligible Account constitutes an Eligible Account and all Inventory listed thereon as Eligible Inventory constitutes an Eligible Inventory; 13.22.2 no Credit Party has made any compromise or settlement of Trade Accounts listed as Eligible Accounts in such Borrowing Base Certificate, or any release of any Account Debtor, or any deduction of Trade Accounts listed as Eligible Accounts in such Borrowing Base Certificate other than for any such compromise, release or deduction of Trade Accounts listed as Eligible Accounts which are granted in the ordinary course business. The amount of such compromises, releases or deductions shall be disclosed in the subsequent Borrowing Base Certificate; 13.22.3 with respect to each Trade Accounts listed therein as Eligible Account: 13.22.3.1 the amounts shown with respect thereto are actually and absolutely owing to the relevant Credit Party as indicated thereon and are not in any way contingent, except to the extent described therein; 13.22.3.2 such Trade Account is valid and subsisting and arises out a bona fide sale of goods sold and delivered by the applicable Credit Party to, or in the process of being delivered to, or out of and for services theretofore actually rendered by it to, the Account Debtor named therein; 13.22.3.3 no such Trade Account is evidenced by any instrument, investment property or chattel paper unless any such instrument, investment property or chattel paper which is in excess of US$500,000 has theretofore been endorsed by the owner thereof and delivered to the Administrative Agent (except to the extent the Administrative Agent specifically requests the owner thereof not to do so with respect to any such instrument, investment property or chattel paper); and 13.22.3.4 that no surety bond was required or given in connection with such Trade Account or the contracts or purchase orders out of which the same arose. 13.23 Pension Plan Each Pension Plan of the Credit Parties is in substantial compliance with all Applicable Laws relating to pension benefits and Taxes.

CREDIT AGREEMENT - PAGE 40 13.24 Sanctions 13.24.1 No Credit Party nor any of its Subsidiaries and, to any Credit Party’s knowledge, none of their respective directors, officers, employees, agents or representatives is a Sanctioned Person. 13.24.2 No Credit Party nor any of its Subsidiaries and, to any Credit Party’s knowledge, none of its respective directors, officers, employees, agents or representatives has received notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority. 13.24.3 The Credit Parties and their Subsidiaries have instituted and maintain in effect policies and procedures reasonably designed in good faith and in a commercially reasonable manner to ensure compliance in all material respects by the Credit Parties, their Subsidiaries, and the Credit Parties’’ and their Subsidiaries’’ respective directors, officers and employees with all applicable Anti-Corruption Laws, AML legislation and Sanctions. 13.25 Margin Stock The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock and none of the proceeds of the Credit Facilities will be used for the purpose of purchasing or carrying, directly or indirectly, any margin stock or for any other purpose which would make such credit a “purpose credit” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System. 13.26 Investment and Holding Company Status No Credit Party is an investment company within the meaning of the Investment Company Act of 1940 (United States), as amended, or subject to regulation thereunder, or, directly or indirectly, controlled by or acting on behalf of any Person which is an investment company, within the meaning of said Act or subject to regulation under said Act. 13.27 Repetition of Representations and Warranties The representations and warranties made under this Agreement shall be deemed to be repeated by each Credit Party on each Borrowing Date by reference to the facts and circumstances then existing, except to the extent that such representation and warranty expressly relates to an earlier date (in which event such representation and warranty shall be deemed to be repeated as of such earlier date). 13.28 Nature of Representations and Warranties The representations and warranties made under this Agreement shall survive the execution and delivery of this Agreement, any investigation by or in the name of any Finance Party and any Advance, conversion or rollover under the terms hereof, and the Lenders do not renounce to the benefit of such representations and warranties and shall be deemed to have relied on such representations and warranties in the making of each Advance, conversion and rollover.

CREDIT AGREEMENT - PAGE 41 ARTICLE 14 - GENERAL COVENANTS So long as any Revolving Loan or any other amount payable hereunder is outstanding and unpaid or the Borrower shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled), and unless the Administrative Agent shall otherwise consent in writing, each of the Guarantors and the Borrower solidarily covenants, for itself and on behalf of the other Credit Parties, to act in accordance with the following: 14.1 Payment of Principal and Interest Each Credit Party shall pay, when due, all amounts owed hereunder and under the Operative Documents, in principal, interest, accessories and fees in accordance with the terms hereof or thereof and any other amount outstanding hereunder or thereunder. 14.2 Preservation of Existence, etc. Each Credit Party, subject to the terms of Section 16.4, will preserve and maintain its existence and preserve and maintain all material Authorizations and Registrations necessary or required in the normal conduct of its business and qualify and remain qualified and authorized to do business in each jurisdiction in which it carries on business or owns or leases Business Assets, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. 14.3 Preservation of Authorizations Each Credit Party will maintain, and take all actions necessary to maintain, in full force and effect the action taken by it to authorize the execution, delivery and performance in accordance with their respective terms of each of the Operative Documents to which it is a party, and the consummation of the transactions contemplated by each one thereof. 14.4 Obtain Authorizations Each Credit Party will obtain and maintain any material Authorization of or from any Governmental Authority which may be or become necessary or required in order that it may fulfil its obligations under each of the Operative Documents to which it is a party. 14.5 Business, Compliance with Applicable Law The Credit Parties will only engage in the business referred to in Section 13.19 and business related or incidental thereto. Each Credit Party shall carry on and conduct its business in a proper and efficient manner so as to preserve and protect the earnings, incomes and profits therefrom and shall comply with all requirements of Applicable Law, including, Environmental Laws, except, in each case, where the same would not be reasonably expected to have a Material Adverse Effect. Moreover, each Credit Party shall comply with the terms and conditions of all material Authorizations and material reporting requirements necessary or required in the normal conduct of its business except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.

CREDIT AGREEMENT - PAGE 42 14.6 Keeping of Records Each Credit Party will keep or cause to be kept, in all material respects, proper records and books of account in accordance with Applicable Law, and make or cause to be made therein, in all material respects, true and faithful entries of all material dealings and transactions in relation to its business, all in accordance with GAAP applied on a consistent basis. 14.7 Payment of Taxes and Claims Each Credit Party will pay and discharge all material Taxes imposed upon it or upon its income, capital or profits or upon any properties belonging to it prior to the date on which penalties attach thereto, and all lawful claims for rents, labour, materials and supplies which, if unpaid, might become a Lien upon any of its properties provided, however, that, no such Tax need be paid which is being contested in good faith by appropriate proceedings and for which appropriate reserves shall have been set aside on the appropriate books, but only so long as such Tax does not become a Lien, other than a Permitted Lien, and no foreclosure, distraint, seizure, attachment, sale or similar proceedings shall have been commenced and remain undismissed for a period of at least 30 days. 14.8 Environment In the event a Governmental Authority has issued a material order against any Credit Party, including, without limitation, any staying order, decontamination order, characterization order, rehabilitation order, preventive order, direction or action request issued pursuant to any Environmental Laws with respect to any presence or Release of Hazardous Materials, at, on, from or under any of the Business Assets of the Credit Parties, and failure to abide by such order would reasonably be expected to have a Material Adverse Effect in respect of such Credit Party, each of the Credit Parties covenants to provide the Administrative Agent and the Lenders, at the expense of such Credit Party, and upon written request from the Administrative Agent, with respect to such of the Business Assets of such Credit Party, specified in such request, an environmental site assessment or environmental audit report prepared by an environmental consultant of recognized standing chosen by such Credit Party, but acceptable to the Administrative Agent, acting reasonably, to assess the likelihood of the presence or absence of any Hazardous Material in violation of Environmental Laws or exceeding standards established by a Governmental Authority and estimate the Clean-Up costs. In the event any Credit Party shall fail to so appoint an environmental consultant acceptable to the Administrative Agent, acting reasonably, then the Administrative Agent shall be entitled to retain, at such Credit Party’s expense, an environmental consultant of its choice to prepare such environmental site assessment or environmental audit report provided that the scope of such environmental site assessment or environmental audit report shall be reasonable having due regard to the motives invoked by the Administrative Agent.

CREDIT AGREEMENT - PAGE 43 14.9 Visits and Inspections Upon reasonable prior notice, each Credit Party shall permit representatives of any Finance Party to visit and inspect its properties during normal business hours, inspect and make extracts from and copies of its books and records and discuss with its principal officers its business, assets, liabilities, financial position, results of operations and business prospects, the whole without interruption of the normal course of business and operations of such Credit Party provided that, where no Default or Event of Default has occurred and is continuing, any such visit or inspection (other that for such visits required to conduct and prepare the Inventory appraisal report and the field examiner report in accordance with Section 15.5), shall be limited to once per calendar year and shall be coordinated through the Administrative Agent and the Borrower so as to minimize the disruption to the activities of the Credit Parties. 14.10 Payment of Legal and Other Fees and Disbursements Each of the Credit Parties covenants to pay upon demand all duly documented and reasonable legal, notarial, consulting and professional fees and disbursements or any out of pocket costs and expenses incurred from time to time by the Lenders or any one thereof for one primary Canadian counsel (and one local counsel for any other material jurisdiction, in connection with: 14.10.1 the negotiation, preparation and delivery of this Agreement, the other Operative Documents as well as any amendment to be made to any of the foregoing at any time and from time to time; 14.10.2 any Registrations made in connection with the Operative Documents; 14.10.3 any advice sought by the Finance Parties or any one thereof on the construction of this Agreement, any of the other Operative Documents, or in anticipation of the exercise of or for the purpose of determining whether or not to exercise any or all of their rights and recourses under the Operative Documents; 14.10.4 any recovery of any sums due pursuant to the Operative Documents or in order to ensure compliance with the provisions of the Operative Documents; and 14.10.5 any review, inspection or report on the assets, liabilities and operations of the Credit Parties; provided that, with respect to the matters set out in paragraphs 14.10.1, 14.10.2, 14.10.3 and 14.10.5 to the extent that at the time the work is being performed no Default or Event of Default has occurred and is continuing, a prior approval of a budget by the Borrower for such fees has been obtained, which consent shall not be unreasonably withheld. 14.11 Transactions with Affiliates Except for (i) transactions between and among Credit Parties,5 and (ii) a QFT Investment permitted by the terms hereof; each Credit Party will cause all agreements or transactions, (including under Qualified Financing Transactions) to be entered into from time to time, as

CREDIT AGREEMENT - PAGE 44 between each such Credit Party and any one or more of its Affiliates to be negotiated and concluded on an arm’s length basis for fair market value on commercially reasonable market terms prevailing from time to time in the industry. 14.12 Anti-Money Laundering Legislation 14.12.1 Since, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti- money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, AML Legislation), the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding any Credit Party, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control, directly or indirectly, of 25% or more of the shares of any Credit Party, and the transactions contemplated hereby, each Credit Party shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Finance Party, or any prospective assignee or participant of a Finance Party, in order to comply with any applicable AML Legislation, whether now or hereafter in existence. 14.12.2 Notwithstanding the provisions of subsection 14.12.1, each of the Lenders agrees that the Administrative Agent has no obligation in connection with any information relating to the AML Legislation to ascertain the identity of any Credit Party or any authorized signatories of any Credit Party on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from such Credit Party or any such authorized signatory in doing so. 14.13 Use of Proceeds The Borrower will use the proceeds of all Drawdowns under the Revolving Facility solely in accordance with Section 2.2. 14.14 Bank Accounts Each Credit Party will cause: 14.14.1 except with respect to Excluded Accounts and except for operating bank accounts which are required to be maintained outside Canada, each of its operating bank accounts (including all bank accounts where Trade Accounts are deposited and from which suppliers are paid) to be maintained with National Bank of Canada, subject to the provisions of Sections 11.3 and 14.15; and 14.14.2 each of its other bank accounts and securities accounts, including where permitted Investments of the type referred to in subsection 16.6.1.2 are made, to be maintained with the Lenders, Affiliates thereof and other financial institutions in each case subject to the provisions of Sections 11.3.

CREDIT AGREEMENT - PAGE 45 14.15 Collection of Receivables 14.15.1 The Credit Parties shall, upon request from the Administrative Agent, instruct all customers and Account Debtors to remit all payments in respect of Trade Accounts to bank accounts that are subject to a Control Agreement. 14.15.2 Upon the occurrence of an Event of Default that is continuing and whether or not the Administrative Agent has exercised any or all of its rights under other provisions of this Section 14.15, and without prejudice to any other right or remedy available to the Administrative Agent, the Administrative Agent or its designee may notify the Credit Parties’ customers and Account Debtors that Trade Accounts have been hypothecated or otherwise charged pursuant the Security Documents, and either in its own name or the applicable Credit Parties’ name, or both, demand, collect (including, without limitation, through the issuance of a Trigger Notice under a Control Agreement), receive, give, receipt for, sue for, compound and give acquittance for any or all amounts due or to become due on Trade Accounts and apply the same against the Secured Obligations, and in the Administrative Agent’s discretion file any claim or take any other action or proceeding which the Administrative Agent may deem necessary or appropriate to protect or realize upon the Lien of the Administrative Agent in the Trade Accounts. Each Credit Party hereby irrevocably constitutes and appoints the Administrative Agent (and all Persons designated by the Administrative Agent) as such Credit Party’s true and lawful attorney for the purposes provided in this Section effective only upon the occurrence of an Event of Default that is continuing. 14.16 Sanctions; Anti-Corruption Laws 14.16.1 The Credit Parties and their Subsidiaries shall not use any part of the proceeds of any Revolving Loan or other transactions contemplated by this Agreement or any other Operative Document, directly or indirectly: 14.16.1.1 to fund any trade, business or other activity involving any Sanctioned Person; 14.16.1.2 for the direct or indirect benefit of any Sanctioned Person; 14.16.1.3 in any other manner that could reasonably be expected to result in (i) the occurrence of an Event of Default under Section 17.14 or (ii) the Credit Parties or their Subsidiaries or Finance Parties being in breach of any Sanctions (if and to the extent applicable to any one of them) or becoming a Sanctioned Person; or

CREDIT AGREEMENT - PAGE 46 14.16.1.4 in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws. 14.16.2 Each Credit Party shall not use its Business Assets nor any of its Subsidiaries Business Assets, directly or indirectly: 14.16.2.1 by or for the direct or indirect benefit of any Sanctioned Person; or 14.16.2.2 in any trade which is prohibited under applicable Sanctions or which could expose any Credit Party, its Business Assets or any Finance Party to enforcement proceedings or any other consequences whatsoever arising from Sanctions. 14.16.3 No Credit Party shall nor permit its Subsidiaries to be trading, carrying, storing or warehousing products subject to Sanctions. 14.16.4 The Credit Parties will maintain in effect and enforce policies and procedures reasonably designed in good faith and in a commercially reasonable manner to ensure compliance in all material respects by the Credit Parties, their Subsidiaries, and the Credit Parties’’ and their Subsidiaries’’ respective directors, officers and employees with applicable Anti-Corruption Laws, AML Legislation and Sanctions. ARTICLE 15 - FINANCIAL AND INFORMATION COVENANTS So long as any Revolving Loan or any other amount payable hereunder is outstanding and unpaid or the Borrower shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled) and unless the Administrative Agent shall otherwise consent in writing, the Borrower covenants and agrees that: 15.1 Maintenance of Ratios 15.1.1 The Borrower shall maintain a Fixed Charge Coverage Ratio, calculated for each four quarter period ending on the first day of any Covenant Testing Period and the last day of each quarter occurring thereafter until the end of such Covenant Testing Period, in each case of at least 1.0x. 15.1.2 The Borrower shall maintain at all times, tested quarterly, a Tangible Net Worth equal to or greater than US$150,000,000.

CREDIT AGREEMENT - PAGE 47 15.2 Borrowing Base Certificate The Borrower shall furnish to the Administrative Agent a Borrowing Base Certificate, accompanied with details of the aging of Trade Accounts and an Inventory breakdown together with such supporting information as may be reasonably requested by the Administrative Agent: 15.2.1 to the extent no Revolving Loan is then outstanding, within thirty (30) days after the end of the month of March and July of each year (commencing with the month of March 2022); 15.2.2 to the extent Revolving Loans are then outstanding, within thirty (30) days after the end of each month; and 15.2.3 prior to any Advance if, at the time of such Advance, no Borrowing Base has previously been delivered pursuant to Sections 15.2.1 or 15.2.2 and is in effect for the month in which such Advance is made. 15.3 Quarterly Financial Statements and Information Within forty-five (45) days after the end of each first, second and third fiscal quarters of the Borrower, the Borrower shall provide electronically to the Administrative Agent: 15.3.1 unaudited quarterly consolidated Financial Statements of the Borrower, together with a comparison to budget and comparative period of the prior fiscal year; and 15.3.2 a Compliance Certificate, provided that since certain financial ratios or financial covenants hereunder need to be calculated on an Adjusted Consolidated Basis and since the Financial Statements referred to in subsection 15.3.1 are prepared on a consolidated basis, the Borrower shall attach to such Compliance Certificate all calculations and other relevant financial information and explanations that are required for the Lenders to monitor compliance with such financial ratios or financial covenants calculated on an Adjusted Consolidated Basis. Also, the parties agree that when at the end of a fiscal quarter no Covenant Testing Period is in effect, then the Fixed Charge Coverage Ratio does not need to be calculated in the relevant Compliance Certificate. 15.4 Annual Financial Statements and Information Within one hundred and twenty (120) days after the end of each fiscal year of the Borrower, the Borrower shall provide electronically to the Administrative Agent : 15.4.1 the audited consolidated Financial Statements of the Borrower, as audited by a national firm of chartered accountants of recognized standing and accompanied by such auditors’ report which must not contain any expression of any material concern as to whether or not such Financial Statements do present fairly the consolidated financial position of the Borrower as at the end of such fiscal year;

CREDIT AGREEMENT - PAGE 48 15.4.2 the unaudited non-consolidated Financial Statements of the Borrower and each Guarantor; and 15.4.3 a Compliance Certificate, provided that since certain financial ratios or financial covenants hereunder need to be calculated on an Adjusted Consolidated Basis and since the Financial Statements referred to in subsection 15.4.1 are prepared on a consolidated basis, the Borrower shall attach to such Compliance Certificate all calculations and other relevant financial information and explanations that are required for the Lenders to monitor compliance with such financial ratios or financial covenants calculated on an Adjusted Consolidated Basis. Also, the parties agree that when at the end of a fiscal year no Covenant Testing Period is in effect, then the Fixed Charge Coverage Ratio does not need to be calculated in the relevant Compliance Certificate. 15.5 Financial Forecast and Budget Within sixty (60) days after the end of each fiscal year of the Borrower, the Borrower shall provide electronically to the Administrative Agent the board approved budget for the then current year together with the forecasted Financial Statements of the Borrower, on a consolidated basis and on an Adjusted Consolidated Basis for the then current year together with Ratios calculations and all reasonable explanations and copies of the information and assumptions upon which such forecasted statements are based. 15.6 Field Examiner Report and Inventory Appraisal Report The Borrower shall provide electronically to the Administrative Agent (i) an Inventory appraisal report prepared by an accredited appraiser mandated by the Administrative Agent (including Gordon Brothers Valuation and Appraisal Services) at the expense of the Borrower, and (ii) a field examiner report prepared by an independent consultant mandated by the Administrative Agent (including GDR Advisory Group Inc.) at the expense of the Borrower: 15.6.1 initially, on or prior to the earlier of (i) five (5) Business Days prior to the date of the first Advance hereunder, and (ii) December 31, 2021; and 15.6.2 thereafter, annually, on or prior to June 30 of each year. 15.7 Financial Information prior to Completing any Permitted Acquisition Prior to any Credit Party completing any Permitted Acquisition with a purchase price of more than US$25,000,000, the Borrower shall provide to the Administrative Agent: 15.7.1 the most recent annual and quarterly consolidated Financial Statements of the Person or business being acquired as audited, if available, and otherwise unaudited;

CREDIT AGREEMENT - PAGE 49 15.7.2 quality of earnings and other due diligence reports prepared in connection with any such any Permitted Acquisition, if available; and 15.7.3 an Acquisition Certificate. 15.8 Other Information Promptly upon each reasonable request by the Administrative Agent, the Borrower shall furnish to the Administrative Agent, such data, certificates, reports, statements, documents or further information regarding the business, Business Assets, liabilities, financial position, results of operations or business prospects of any Credit Party as the Administrative Agent may reasonably request, acting in accordance with the instructions of the Majority Lenders. Without limiting the foregoing, each Credit Party shall furnish to the Administrative Agent and any Lender, any certificates and documents that the Administrative Agent or such Lender may request in order to monitor the compliance of any Credit Party with AML Legislation or “know your client” legislation. 15.9 Notice of Litigation and Other Matters The Borrower shall furnish to the Administrative Agent prompt notice of the following events after any Credit Party has become aware thereof: 15.9.1 the commencement of any litigation against any Credit Party or any of its Business Assets alleging damages in excess of US$10,000,000 or which would reasonably expected to have a Material Adverse Effect; 15.9.2 claims, complaints, notices or requests for information received by the Borrower with respect to any alleged liability of any Credit Party under any Environmental Law which would reasonably expected to have a Material Adverse Effect; 15.9.3 any event or events which, singly or in the aggregate, would reasonably be expected to have a Material Adverse Effect; 15.9.4 any change in the jurisdiction where the chief executive office of any Credit Party is located; and 15.9.5 the occurrence of any Default or Event of Default. 15.10 Notice with respect to Security Each Credit Party hereby covenants and agrees to notify the Administrative Agent in writing of: 15.10.1 any change in the location of the registered office or chief executive office of any Credit Party;

CREDIT AGREEMENT - PAGE 50 15.10.2 the establishment of any new place of business where corporeal (tangible) Business Assets (including Eligible Inventory) is located valued in excess of US$300,000; 15.10.3 any change in the name or corporate structure of any Credit Party or the adoption by any Credit Party of an alternate language form of its corporate name; 15.10.4 the creation or Acquisition of any Subsidiary forming part of the Adjusted Consolidated Basis with an indication if such Subsidiary is designated as a Guarantor; 15.10.5 any change in the jurisdiction of incorporation or organization of any Credit Party or in the type of company or entity; 15.10.6 any issuance of certificated Capital Stock of any Subsidiary forming part of the Adjusted Consolidated Basis, in each case, not less than fifteen (15) days after any such change, clearly describing such new location, name, identity, corporate structure, jurisdiction of incorporation or organization, and providing such other information in connection therewith as the Administrative Agent may reasonably request. ARTICLE 16 - NEGATIVE COVENANTS So long as any Revolving Loan or any other amount payable hereunder is outstanding and unpaid or the Borrower shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled) and unless the Administrative Agent shall otherwise consent in writing, each of Guarantors and the Borrower hereby solidarily covenants, for itself and on behalf of the other Credit Parties that: 16.1 Liens No Credit Party will create, incur, assume or suffer to exist any Lien upon or in respect of any of its Business Assets, other than Permitted Liens. 16.2 Debt for Borrowed Money No Credit Party will incur, create, assume or suffer to exist any Debt for Borrowed Money except for the following: 16.2.1 Debt for Borrowed Money under this Agreement and the other Operative Documents; 16.2.2 Debt for Borrowed Money of a Credit Party to another Credit Party;

CREDIT AGREEMENT - PAGE 51 16.2.3 any Debt for Borrowed Money pursuant to a Hedge Contract, or a Guarantee with respect thereto, in each case authorized under Section 16.3; 16.2.4 Debt for Borrowed Money under the SIF Debt Agreement up to an aggregate principal amount not to exceed Cdn$49,950,000 outstanding at any time, provided such Debt for Borrowed Money is at all times unsecured; 16.2.5 Debt for Borrowed Money under the MEI Debt Agreement up to an aggregate principal amount not to exceed Cdn$50,000,000 outstanding at any time; 16.2.6 Debt for Borrowed Money under the Tax Credit Loans up to an aggregate principal amount not to exceed US$20,000,000 outstanding at any time; 16.2.7 Debt for Borrowed Money under Purchase Money Obligations provided, however, that the aggregate principal amount of Purchase Money Obligations outstanding at any time does not exceed US$10,000,000; 16.2.8 Debt for Borrowed Money consisting in balance of sale prices or earn-out obligations incurred in connection with Permitted Acquisitions, provided that at any time when Liquidity is below US$100,000,000, the aggregate principal amount of such balance of sale prices or earn-out obligations that can be incurred by the Credit Parties during such period shall not exceed US$10,000,000 at the time incurred; 16.2.9 Debt for Borrowed Money consisting of Subordinated Debt up to an aggregate principal amount not to exceed US$50,000,000 outstanding at any time; 16.2.10 in respect of cash management forming part of the Secured Obligations relating to netting services, automatic clearing house arrangements, employees’ credit or purchase cards, overdraft protections and similar arrangements in each case incurred in the ordinary course of business; 16.2.11 in respect of credit card facilities forming part of the Secured Obligations; 16.2.12 Debt for Borrowed Money incurred under a Battery Plant & Innovation Centre Sale and Leaseback Transaction; 16.2.13 secured Debt for Borrowed Money incurred to finance or refinance the construction and development of the Land and the Battery Plant & Innovation Center which the Majority Lenders may reasonably approve from time to time, such approval not to be unreasonably withheld or delayed; 16.2.14 any Guarantee of Debt for Borrowed Money incurred by Credit Parties to the extent such Guarantee is a QFT Investment permitted to be incurred by the terms hereof;

CREDIT AGREEMENT - PAGE 52 16.2.15 unsecured Debt incurred pursuant to convertible securities issued in a principal amount not to exceed in the aggregate US$200,000,000 at any time; and 16.2.16 16.2.15 other unsecured Debt for Borrowed Money up to an aggregate principal amount not to exceed US$10,000,000 outstanding at any time. 16.3 Derivative Instruments No Credit Party will enter into, be a party to or Guarantee any Derivative Instrument except (i) solely for Hedge Contracts entered into in the normal course of business for the purpose of hedging the interest rate or foreign exchange of the Credit Parties and not for speculative purposes of any kind. For greater certainty, the Credit Parties shall not draw in a currency under this Agreement and enter into one or more Derivative Instruments where the intent or the result is to create a synthetic drawn amount in a currency without having a use for such currency other than in connection to the Derivative Instruments. 16.4 Amalgamation and Corporate Reorganization No Credit Party will wind-up, liquidate or dissolve its affairs or enter into any transaction of amalgamation, merger or consolidation (or agree to do any of the foregoing at any future time); except that if at the time and immediately after giving effect thereto no Default or Event of Default shall have occurred and be continuing, (a) any Credit Party may amalgamate, merge or consolidate with another Credit Party, (b) any Credit Party may amalgamate, merge or consolidate with a wholly-owned Subsidiary if the resulting entity is a Credit Party, (c) any Credit Party may wind-up, liquidate or dissolve its affairs in another Credit Party, (d) any Credit Party may liquidate or dissolve if the Borrower determines in good faith that it is in the best interests of the Borrower and such liquidation or dissolution is not material adverse to the rights of Lenders, and (e) any Credit Party may amalgamate, merge or consolidate in a transaction permitted by Section 16.5 providing that the resulting entity is also a Credit Party. 16.5 Sale of Assets No Credit Party will convey, sell, alienate, lease or otherwise dispose of any of its Business Assets (including Intellectual Property and Capital Stock in Subsidiaries), except for: 16.5.1 disposition of Business Assets to another Credit Party; 16.5.2 the sale, lease or license of Inventory in the ordinary course of business; 16.5.3 any transfer for value of LCFS Credits in the ordinary course of business 16.5.4 dispositions of Trade Accounts of Credit Parties pursuant to any Factoring or Securitization Program with National Bank of Canada provided that (i) the aggregate maximum amount of all such programs (namely the aggregate face value of all Trade Accounts sold and remaining outstanding under all such programs) does not at any time exceed US$45,000,000, and (ii) the sale of Trade Accounts under any such program are for cash proceeds and without

CREDIT AGREEMENT - PAGE 53 recourse against any Credit Party for the payment or the repurchase of a Trade Account sold to the extent that such Trade Account is not paid by the debtor of such Trade Account solely due to the insolvency or financial difficulties of such debtor, and provided further that, the proceeds thereof are either (y) reinvested in in the business within one hundred and eighty (180) days of any such sale, or (z) applied to the Revolving Loans in accordance with Section 3.3; 16.5.5 the sale of worn or obsolete machinery and equipment; 16.5.6 as it relates to Intellectual Property, the only conveyance, sale, alienation, leasing or other disposition of Intellectual Property permitted hereunder is the following: 16.5.6.1 the licensing of Intellectual Property, provided, that as it relates to any licensing of Intellectual Property in Canada and the United States of America (i) any such licensing shall be made in the ordinary course of business, be non- exclusive and not interfere with the exercise by the Finance Parties of their Rights, Remedies and/or Recourses under the Security Documents, and (ii) after giving effect to any such licencing, the Credit Parties shall retain the rights to such Intellectual Property such as to be able to carry on the business described in Section 13.19; 16.5.6.2 abandoning, or ceasing to maintain or ceasing to enforce Intellectual Property rights with no material economic value, in each case in the ordinary course of business and where the loss of which does not materially interfere with the business of Borrower and its Subsidiaries, taken as a whole 16.5.7 the disposition of any assets (i) acquired in a transaction permitted hereunder, which assets are not used or useful in the core or principal business of Borrower and its Subsidiaries or (ii) made in connection with the approval of any applicable antitrust authority or otherwise necessary or advisable in the good faith determination of Borrower to consummate any acquisition permitted hereunder; and 16.5.8 the disposition of property in connection with the Battery Plant & Innovation Centre Sale and Leaseback Transaction; 16.5.9 the disposition of property made in connection with QFT Investments permitted hereunder; and 16.5.10 the sale of other Business Assets (other than Intellectual Property) not to exceed in any fiscal year US$10,000,000.

CREDIT AGREEMENT - PAGE 54 16.6 Investments 16.6.1 no Credit Party will make any Investment when at the time of such Investment Liquidity is below US$100,000,000 prior to and after giving effect to any such Investment, other than (collectively, the Basic Investments): 16.6.1.1 Investments in other Credit Parties; 16.6.1.2 Investments in Cash Equivalent Investments; 16.6.1.3 QFT Investments, including LCFS Credits transferred by Credit Parties to Financing Subsidiaries below fair market value, in an aggregate amount not to exceed at any time US$50,000,000; 16.6.1.4 such other Investments in an aggregate amount not to exceed at any time US$25,000,000, provided that none of the Investments may be made in margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System). 16.6.2 no Credit Party will make any Investment when at the time of such Investment Liquidity is equal to or greater than US$100,000,000 prior to and after giving effect to any such Investment other than (a) the Basic Investments, and (b) any other Investments as are approved by the board of directors of the Credit Parties in Business Assets or Persons carrying out the same or similar activities as the Borrower as contemplated in Section 13.19, provided that on the date any such Investment is made, no Default or Event of Default shall have occurred and be continuing or shall result therefrom. 16.7 Guarantees No Credit Party will create, assume or otherwise become or remain obligated in respect of, or permit to be outstanding any Guarantee other than (i) Guarantees created under the Operative Documents, (ii) performance guarantees and warranty obligations in connection with the sale, lease or license of Inventory in the ordinary course of business, and (iii) Guarantees of, or constituting Debt permitted by Section 16.2. 16.8 Acquisitions No Credit Party will make any Acquisition 16.8.1 when at the time of such Acquisition, Liquidity is below US$100,000,000 prior to and after giving effect to any such Acquisition, except for Permitted Acquisitions for an aggregate Enterprise Value not to exceed in the aggregate US$50,000,000 during any 12-month period during which Liquidity is below US$100,000,000, provided, further, that, the aggregate amount of Enterprise Value of Negative EBITDA Permitted Acquisitions made during any such 12-month period shall not exceed US$25,000,000,

CREDIT AGREEMENT - PAGE 55 16.8.2 when at the time of such Acquisition, Liquidity is equal to or greater than US$100,000,000 prior to and after giving effect to any such Acquisition, except for any Permitted Acquisitions approved by the board of directors, in each case, provided that on the date each such Acquisition is made, no Default or Event of Default shall have occurred and be continuing or shall result therefrom. 16.9 Distributions The Credit Parties may not declare, set apart for payment or make any Distribution, other than: 16.9.1 Distributions to another Credit Party; 16.9.2 Distributions paid solely from the issuance of Capital Stock and conversions of such Capital Stock from one class of Capital Stock to another; and 16.9.3 Distributions paid to employees, directors and officers of the Credit Parties in compliance with the Borrower’s employee stock ownership program, in each case, provided that on the date each such Distribution is declared, made or set apart for payment no Default or Event of Default shall have occurred and be continuing or shall result therefrom. 16.10 Capital Expenditures If during any fiscal year of the Borrower the Liquidity falls below US$100,000,000 for more than thirty (30) consecutive days (the Capex Trigger Date), then during the remainder of any such fiscal year, no Credit Party will incur any Capital Expenditures if, as a result, the aggregate amount of Capital Expenditures incurred by the Credit Parties during such fiscal year of the Borrower is in excess of the greater of (i) the Capital Expenditures incurred as at the Capex Trigger Date, and (ii) Capital Expenditures equal to 110% of the board approved budgeted Capital Expenditures for such fiscal year. 16.11 Change of Accounting Policies and Reporting Practices Subject to the provisions of Section 1.4, the Borrower will not change its accounting policies and reporting practices in any manner that would be materially adverse to the Lenders. 16.12 Change in Business The Borrower will not materially change the nature of its business as described in Section 13.19. 16.13 Cash Hoarding The Credit Parties will not accumulate or maintain cash or Cash Equivalent Investments derived from proceeds of an Advance in an amount greater than US$ 5,000,000.

CREDIT AGREEMENT - PAGE 56 ARTICLE 17 - EVENTS OF DEFAULT The occurrence of any one or more of the following events shall constitute an Event of Default (each such event being herein referred to as an Event of Default): 17.1 Non-Payment Any Credit Party fails to pay, when due, any amount of principal owed by it and outstanding hereunder or any Credit Party fails to pay any interest or other amount outstanding hereunder or under any other Operative Document within five (5) Business Days of the due date thereof. 17.2 Misrepresentation Any statement, certificate, report, representation or warranty made or deemed made by any Credit Party hereunder or in any other Operative Document is found to have been either materially incorrect or inaccurate, provided, however that no Event of Default will occur pursuant hereto if, promptly upon any Credit Party receiving notice (from any source) that such untrue or misleading statement has occurred or otherwise becoming aware of such untrue or misleading statement, it informs the Administrative Agent of such untrue or misleading statement and, within thirty (30) days of receiving such notice or becoming aware of such untrue or misleading statement, such Credit Party remedies the situation such that, thereafter, such statement is no longer untrue or misleading, it being understood that where the situation cannot be remedied, then the Event of Default shall occur immediately. 17.3 Ratios The Borrower fails to maintain any Ratio in accordance with Section 15.1. 17.4 Negative Covenants The Borrower fails to comply with the provisions of Article 16 and, to the extent it is capable of remedy, it is not remedied within 5 Business Days of the knowledge of the Borrower. 17.5 Breach of Other Covenants Any Credit Party fails to perform or comply with any provision or obligation (other than those specifically referred to in the other Sections of this Article) contained in any Operative Document, and such failure continues unremedied for a period of thirty (30) days following the issuance to the Borrower by the Administrative Agent of notice thereof.

CREDIT AGREEMENT - PAGE 57 17.6 Cross-Default Any Credit Party defaults under (i) the SIF Debt Agreement, (ii) the, MEI Debt Agreement, or (iii) any one or more agreements, documents or instruments relating to Debt for Borrowed Money, the amount of which, singly or when aggregated with all such other Debt for Borrowed Money, in the case of this clause (iii) only, exceeds US$15,000,000; and, in each case, such default permits the acceleration of the payment of such Debt. 17.7 Unsatisfied Awards Any one or more judgments are entered against any Credit Party which judgments are not vacated, discharged, stayed or bonded pending appeal within forty five (45) days of the entry thereof or shall not have been vacated or discharged prior to the expiration of any such stay and involve a liability (not paid or fully covered by insurance) the amount of which, singly or when aggregated with all such liabilities of the Restricted Parties, exceeds US$10,000,000. 17.8 Enforcement Proceeding Any proceeding or action seeking issuance of a warrant of attachment, execution, distraint or similar process is commenced against any Credit Party and is, for forty five (45) days, neither (i) dismissed nor (ii) stayed pending a final decision, and, with respect to the obtaining of such stay, such Credit Party fails to obtain such final decision that dismisses such proceeding or action. 17.9 Notice of Exercise of Hypothecary Rights A notice of exercise of secured remedies under any security agreement is published against any Credit Party or any of its Business Assets valued in excess of US$5,000,000 and such Credit Party fails to: 17.9.1 request the cancellation thereof within fifteen (15) days of its publication; 17.9.2 obtain (i) the cancellation thereof within forty five (45) days of its publication or (ii) a stay order with respect to such notice of exercise of secured rights within forty five (45) days of its publication; and 17.9.3 in the event that the stay contemplated in subsection 17.9.2 is obtained, to obtain the final decision dismissing such notice of exercise of secured rights. 17.10 Insolvency An Insolvency Event shall have occurred with respect to any Credit Party. 17.11 Material Adverse Effect An event or series of events occurs that results in a Material Adverse Effect.

CREDIT AGREEMENT - PAGE 58 17.12 Change of Control Should any Person or group of Persons acting together obtain Control of the Borrower. 17.13 Security Documents The obligations of any Credit Party under the Operative Documents, or any Lien granted pursuant to any Security Document, cease to be valid or of full force or effect, or are terminated for any reason, or there occurs a loss of rank with respect to any Lien granted pursuant to any Security Document, and in each case the same persists for 15 consecutive days without remedy. 17.14 Sanctions 17.14.1 Any Credit Party or any Affiliate of any Credit Party (i) becomes a Sanctioned Person, or (ii) does not comply with Section 14.16 hereof; or 17.14.2 A change in law or status of any Credit Party causes the making of any Revolving Loan or the use of any proceeds thereunder to be illegal or otherwise prohibited under any Sanctions. ARTICLE 18 - REMEDIES 18.1 Termination and Acceleration If an Event of Default shall have occurred and be continuing beyond the applicable cure period herein specified, the Administrative Agent may do any one or more of the following: 18.1.1 declare the whole or any item or part of the Revolving Facility to be cancelled, terminated or reduced, whereupon the Lenders shall not be required to make any further Advance hereunder in respect of such portion of the Revolving Facility cancelled, terminated or reduced; 18.1.2 accelerate the maturity of all or any item or part of the Revolving Loans and declare them to be immediately due and payable, whereupon they shall be so accelerated and become so due and payable; 18.1.3 demand that the Borrower prepay the Revolving BA Liabilities then outstanding, whereupon the Borrower shall be obliged to prepay to the Administrative Agent the Revolving BA Liability in respect of all outstanding BAs issued for its account notwithstanding that the holders of the outstanding BAs shall not have demanded payment or shall not then be entitled to do so; 18.1.4 demand that the Borrower prepay the LC Liabilities then outstanding whereupon the Borrower shall be obliged to prepay to the Administrative Agent the aggregate maximum liability of the LC Issuing Lender under the LCs issued under the Revolving Facility and then outstanding notwithstanding that the beneficiaries of such outstanding LCs shall not have demanded payment in whole or in part, or shall have demanded payment in part only, or shall not then be entitled to do so;

CREDIT AGREEMENT - PAGE 59 18.1.5 enforce or realize upon all or any Lien granted under the Operative Documents subject to any notice required pursuant to any Applicable Law; 18.1.6 suspend any rights of the Borrower under any Operative Document, whereupon such rights shall be so suspended; and 18.1.7 take any other action, commence any other suit, action or proceeding or exercise such other rights as may be permitted by Applicable Law (whether or not provided for in any Operative Document) at such times and in such manner as the Administrative Agent may consider expedient, all without any additional notice, demand, presentment for payment, protest, notice of protest, dishonour, notice of dishonour or any other action being required other than those required by Law. If an Event of Default referred to in Section 17.10 occurs, the Revolving Facility shall immediately and automatically be cancelled and the Revolving Loans shall be accelerated and become immediately and automatically due and payable without any action on the part of any Finance Party being required. 18.2 Distribution of Proceeds of Realization Any Proceeds of Realization received by any one of the Finance Parties, shall be applied as follows: 18.2.1 firstly, to pay all Realization Costs incurred by any Finance Party; 18.2.2 secondly, to pay in full the other Secured Obligations; and 18.2.3 thirdly, to pay any other Person (including the Borrower) having a right to same. 18.3 Pro Rata Sharing of Realization Costs Until such time as the Realization Costs are paid in the manner contemplated in Section 18.2, all Realization Costs incurred and paid by any one of the Finance Parties shall be shared by the Lenders on the basis of their respective Rateable Share. 18.4 Indemnities and Payments Nothing herein contained shall be construed or interpreted as in any way obliging any Finance Party to make any payment as provided for in this Agreement unless they are, or it is, firstly supplied with such indemnifications as the Majority Lenders may consider to be necessary or desirable to protect and save the Finance Parties harmless from any liability or penalty for which any one thereof may become liable under any Applicable Law as a result of making such payment.

CREDIT AGREEMENT - PAGE 60 18.5 Equality of rank among the Liens created under the Operative Documents The Finance Parties expressly acknowledge, declare and agree that, except as otherwise expressly provided for herein and notwithstanding any other provision to the contrary contained, at any time and from time to time, in the Operative Documents, all Rights, Remedies and/or Recourses that now are or may at any time hereafter be granted to the Lenders, directly or indirectly, under the terms of any Applicable Law or the Security Documents and all Liens which now or may, at any time hereafter, secure the payment of the Secured Obligations shall rank pari passu for the benefit of all of the Finance Parties in accordance with their respective Rateable Share notwithstanding any priorities that might otherwise be established by Law resulting from the nature of the Liens which now are or may, at any time hereafter, be created under any of the Security Documents or from the date or time of execution, issue, delivery, registration, filing, notification, publication or perfection of any deed, instrument, application for registration, notice or financing statement. 18.6 Distribution of Payments among Creditors of a Same Class Where any payment is made under any subsection of Section 18.2 and the amount of such payment is insufficient to cover all of the debts contemplated under such subsection, then such payment shall be distributed among each creditor referred to in such subsection on the basis of the proportion that bear the debts owed to such creditor and contemplated in such subsection to the aggregate of the debts contemplated in such subsection. 18.7 Compensation and Set-Off 18.7.1 In addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, upon the occurrence of an Event of Default that is continuing beyond the applicable cure period herein specified, each Lender is hereby authorized by each Credit Party, at any time and from time to time, without notice to such Credit Party or to any other Person, any such notice being hereby expressly waived (provided, however, that each Lender shall notify such Credit Party of the exercise of its rights under this subsection within a reasonable period from the moment of such exercising of its rights) to effect compensation, to set-off and to appropriate and to apply any and all deposits (general or special, time or demand, including Indebtedness evidenced by certificates of deposit, in each case whether matured or unmatured), and any other Indebtedness at any time held or owing by such Lender to or for the credit or the account of such Credit Party against and on account of the obligations and liabilities of such Credit Party to such Lender under the Operative Documents, irrespective of whether or not the Administrative Agent shall have made any demand hereunder or shall have declared the Revolving Loans to be due and payable as permitted hereunder and although said obligations and liabilities, or any of them, shall be contingent or unmatured. 18.7.2 For the purposes of the application of this Section 18.7, each Credit Party and the Lenders agree that the benefit of any term applicable to any Lender’s

CREDIT AGREEMENT - PAGE 61 deposit or other indebtedness referred to in this Section 18.7 shall be lost immediately before the time when such Lender shall exercise its rights under this Section 18.7 in respect of such deposit or indebtedness of such Lender. 18.7.3 Furthermore, in the exercise of its rights under this Section 18.7, where any indebtedness of any Lenders to any Credit Party is not outstanding in the same currency as the Indebtedness of such Credit Party against which such Lender desires to exercise its rights under this Section 18.7, then such Lender may effect all currency conversions with respect to any such indebtedness as it considers appropriate in accordance with its normal practices by using its own rate of exchange in effect on the Business Day preceding that on which it exercised its rights under this Section. 18.8 Recovery for the Lenders Each Lender agrees that if it shall exercise any right under Section 18.7 or any other right of counterclaim, compensation, set-off, banker’s lien, realization of security, or similar right with respect to property of any Credit Party or if, under any applicable bankruptcy, insolvency or other similar Law, it receives a secured claim the security for which is a debt owed by it to any Credit Party, the amount thereof shall constitute Proceeds of Realization under Section 18.2. All amounts thus recovered by any Lender shall promptly be delivered to the Administrative Agent for distribution. The provisions of this Section 18.8 shall not apply to the exercise of any such right of counterclaim, compensation, set-off, banker’s lien, realization of security or similar right, with respect to property of any Credit Party, in favour of such Lender as regards any Indebtedness of such Credit Party to such Lender, as the case may be, which would not constitute a part of the Secured Obligations or the Revolving Loan of such Lender, as the case may be, or which was not created in furtherance of the Revolving Commitment of such Lender, as the case may be. 18.9 Notices Save as otherwise expressly provided for herein, no notice or mise en demeure of any kind shall be required to be given to any Credit Party by the Finance Parties for the purpose of putting such Credit Party in default, such Credit Party being in default by the mere lapse of time allowed for the performance of an obligation or by the mere occurrence of any event constituting an Event of Default. 18.10 Dealings with the Credit Parties The Administrative Agent may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with any Credit Party as the Majority Lenders may see fit, without prejudice to the liability of such Credit Party or the other Credit Parties or to the Lenders’ rights in respect of the security conferred upon them pursuant to the terms of the Operative Documents.

CREDIT AGREEMENT - PAGE 62 18.11 No Deemed Payment Where any Lender, whether under the provisions of the Operative Documents or otherwise, receives or recovers from any Credit Party an amount ultimately payable to it under the provisions of the Operative Documents, but as a consequence of the provisions of Section 10.6 or 18.8 does not retain the totality of such amount, as between such Credit Party, on the one hand, and that Lender, on the other hand, that excess amount not retained by such Lender shall be treated as not having been paid to such Lender for the purposes of this Agreement, but shall be treated as if it constituted a payment to the Administrative Agent in accordance with the provisions of this Agreement. 18.12 Hedge Contracts In the event the Administrative Agent exercises any one of the rights referred to in Section 18.1, any Lender having entered into a Hedge Contract with the Borrower shall have the right to claim from the Borrower all amounts due under such Hedge Contract as a consequence of the exercise by such Lender of its right to terminate such agreement under the terms thereof. 18.13 Lenders to Exercise Rights through Administrative Agent Subject only to the extent that under the provisions of Article 19 and Article 20 a single Lender is affected, subject to the provisions of Section 18.7, the Lenders shall only exercise their Rights, Remedies and/or Recourses with respect to the Operative Documents through the Administrative Agent. ARTICLE 19 - TAXES AND OTHER CHARGES 19.1 Payments of Additional Amounts Except if otherwise required under Applicable Law, the Credit Parties agree to pay the Revolving Loans of each Lender, and any other fees or amounts payable hereunder, free and clear of and without deduction or withholding for any and all present and future Taxes. If any Indemnified Taxes shall be required by Applicable Law to be deducted from or in respect of any sum payable under any Revolving Loans to any Lender (1) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 19.1) such Lender receives an amount equal to the sum it would have received had no such deductions been made (2) the applicable Credit Party shall make such deductions, and (3) the applicable Credit Party shall pay the full amount deducted in accordance with Section 19.3. 19.2 Tax Indemnity The Credit Parties will indemnify each Lender for the full amount of Indemnified Taxes (including any Indemnified Taxes imposed by any jurisdiction on amounts payable under this Section 19.1) paid by such Lender in respect of any amount paid under the Revolving Loans and any liability (including for penalties, interest and reasonable out-of-pocket expenses) arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority other than any liability

CREDIT AGREEMENT - PAGE 63 arising from the gross negligence or willful misconduct of the relevant Lender or the Administrative Agent. This indemnification shall be made to the relevant Lender within 30 days from the date such Lender makes written demand therefor setting forth the basis for such Taxes and the calculation of the amount thereof in reasonable detail. 19.3 Treatment of Certain Refunds With respect to any of such Indemnified Taxes, each Credit Party shall make any required payment thereof within the time allowed under Applicable Law and, within fifteen (15) days thereafter, shall furnish to the Administrative Agent and the applicable Lender evidence of such payment together with such certificates, receipts and other documents as may be available to establish any Tax credit or tax benefit to which such Lender may be entitled. If such Lender shall determine, acting reasonably, that it has obtained a credit or similar Tax benefit with respect to Income Taxes imposed by a jurisdiction in which it or its relevant lending office may be located or under the Laws of which it has been constituted, on the basis of the payment of such Taxes by any Credit Party, such Lender shall remit to such Credit Party promptly an amount equal to the amount of such credit or benefit as is, in its discretion, exercised in good faith, equitably allocable to such payment by such Credit Party having taken into account all its dealings giving rise to similar credits or benefits in relation to the same Tax period. If such Lender shall determine, acting reasonably, subsequently that the amount of such credit or benefit has directly or indirectly been reduced, each Credit Party covenants and agrees to pay, upon the request of such Lender accompanied by evidence of such reduction, to such Lender an amount equal to the amount of such reduction. All determinations and computations required or permitted by this Section shall be made, and all assumptions, methods of allocation and other principles necessary for or related to such determinations and computations shall be made or selected, by such Lender in its sole discretion (exercised in good faith) and shall constitute, in the absence of manifest error, prima facie evidence of the amounts or matters so determined or computed. 19.4 Mitigation If any Lender or the Administrative Agent is entitled to an exemption from or reduction of withholding Tax with respect to payments made under the Revolving Loans, it shall deliver to the Credit Parties and the Administrative Agent, at the time or times reasonably requested by a Credit Party or the Administrative Agent, such properly completed and executed documentation reasonably requested by such Credit Party or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. Notwithstanding anything to the contrary in the preceding sentence, the completion, execution and submission of such documentation shall not be required if in the Lenders’’, or Administrative Agent’sAgent’s reasonable judgment such completion, execution or submission would materially prejudice its legal or commercial position. In addition, each Lender and the Administrative Agent agrees that if any documentation previously delivered expires, becomes obsolete or inaccurate in any respect, it shall update such documentation or promptly notify the Credit Parties and the Administrative Agent in writing of its inability to do so.

CREDIT AGREEMENT - PAGE 64

19.5 Survival of Agreements

The agreements of the Credit Parties under this Article 19 shall survive the repayment of the Revolving Loans and the cancellation in full of the Revolving Facility.

ARTICLE 20 - INDEMNITIES

20.1 Market Disruption

Each time that the Administrative Agent shall determine, acting reasonably, that by reason of circumstances affecting the relevant markets for Canadian Dollar and US Dollar deposits, generally, adequate and reasonable means do not exist for ascertaining the Discount Rate or the interest rate applicable to the ~~Libor~~Term SOFR Rate Loans or any part thereto, for any Selected Period, or the Administrative Agent shall receive a notice from any Affected Lender that:

20.1.1 by reason of circumstances affecting the relevant markets generally, deposits in Canadian Dollars or in US Dollars are not available to such Affected Lender in such market in the ordinary course of business in sufficient amounts to enable it to make a ~~Libor~~Term SOFR Rate Loan, accept Drafts or discount BAs for the relevant Selected Period; or

20.1.2 by reason of circumstances affecting the market for BAs, no purchasers are available to such Affected Lender to enable it to discount BAs having any Selected Period; or

20.1.3 by reason of any Change in Law, it is impracticable for such Affected Lender to accept or discount BAs or to make or maintain a ~~Libor~~Term SOFR Rate Loan for any Selected Period; or

20.1.4 ~~Libor~~SOFR or the Discount Rate does not represent, for such Affected Lender, by an amount which such Affected Lender deems in its sole discretion (exercised in good faith) to be material, the effective cost of funding or maintaining the ~~Libor Loan~~Term SOFR Rate Loans or Revolving BA Liabilities of such Affected Lender or any part thereof to be made for any Selected Period or continued for any new Selected Period by such Affected Lender;

the Administrative Agent shall promptly give notice to the Borrower and the Lenders of such determination by it or of receipt by it of such notice from an Affected Lender and identifying the Type of Loan (the **Affected Type of Loan**) and Revolving Loans affected thereby (the **Affected Loans**).

20.2 Suspension of Rights to Convert

If notice has been given by the Administrative Agent pursuant to Section 20.1:

20.2.1 the affected Revolving Loans shall not be made (whether pursuant to a Drawdown or a conversion or a rollover) by the Affected Lenders and the Borrower's right to elect that Advances be made or once made be converted

CREDIT AGREEMENT - PAGE 65 into that Type of Loan by an Affected Lender or Lenders, as the case may be, shall be suspended until such time as the Administrative Agent shall notify the Borrower that the circumstances having given rise to such suspension no longer exist; 20.2.2 on each relevant Selected Maturity Date, (i) the affected outstanding Libor LoanTerm SOFR Rate Loans of each Affected Lender will automatically be converted into a US Base Rate Loan, and (ii) the affected Revolving BA Liability of each Affected Lender will automatically be converted into a Prime Rate Loan, together with, in all cases, forthwith upon receipt of a demand therefor, the amounts referred to in Sections 20.5 and 20.6. 20.3 Change in Law If any Lender determines (which determination shall be evidenced by a certificate submitted to the Borrower and the Administrative Agent by such Lender and, in the absence of demonstrable error, such certificate shall constitute prima facie evidence of the subject matter thereof among the parties hereto) that: 20.3.1 a Change in Law has made or shall make it unlawful or contrary to any Applicable Law for such Lender to maintain or give effect to all or any part of its obligations as contemplated by this Agreement and the other Operative Documents, or to make or maintain all or any part of the LiborTerm SOFR Rate Loan or the Revolving BA Liability hereunder of such Lender, then the obligations of such Lender to maintain or give effect to such part of such obligations, or to make or maintain such part of such LiborTerm SOFR Rate Loan or such Revolving BA Liability shall terminate and, subject to the provisions of any such Applicable Law and those of Section 20.5 with respect to losses and expenses, the Borrower may convert such LiborTerm SOFR Rate Loan or such Revolving BA Liability or any part thereof or alternatively may repay in full any such or other affected Revolving Loan or liability to such Lender, together, in each case, with all interest accrued thereon, which conversion or repayment shall be made, with respect to each relevant Selected Amount, at the expiry of its Selected Period, or if in the judgment of such Lender immediate conversion or repayment is required, immediately upon demand of such Lender; or 20.3.2 a Change in Law has: 20.3.2.1 imposed, modified, or deemed applicable any loan ceiling against such Lender or imposed, modified or deemed applicable any special Tax (other than Excluded Taxes or Indemnified Taxes) deposit insurance, reserve, deposit or similar requirement with respect to assets held by, deposits in or for the account of, the acquisition of funds by, or loans by such Lender; or

CREDIT AGREEMENT - PAGE 66 20.3.2.2 changed the basis of taxation of payments to such Lender under this Agreement (other than Excluded Taxes or Indemnified Taxes); or 20.3.2.3 imposed on such Lender any other condition (including the amount of capital required or expected to be maintained by such Lender as a result of this Agreement or its Revolving Commitments or Revolving Loans) or monetary restraint with respect to this Agreement, the LiborTerm SOFR Rate Loans, the Revolving BA Liabilities, or any part thereof of such Lender or any other Operative Document; and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining its Revolving Commitment, LiborTerm SOFR Rate Loan, Revolving BA Liability or any part of any one thereof or to reduce any amount receivable by such Lender with respect to the LiborTerm SOFR Rate Loan, Revolving BA Liability or any part of any one thereof of such Lender by an amount which such Lender deems in its sole discretion to be material, then, the Borrower, within ten (10) Business Days of receipt of the certificate referred to above (which certificate shall contain all required computations and reasonable explanations of the amounts required to be paid): 20.3.2.4 shall pay to such Lender, such additional amount computed by such Lender as will, on an after-tax basis, compensate such Lender for such additional cost or reduction in amounts receivable which such Lender determines to be attributable to the Borrower or the Revolving Loans made to the Borrower; and 20.3.2.5 subject to the provisions of Sections 20.5 and 20.6 with respect to losses and expenses, the Borrower may (i) convert such LiborTerm SOFR Rate Loans or any part thereof into a US Base Rate Loan and convert such Revolving BA Liability into a Prime Rate Loan, or (ii) repay its LiborTerm SOFR Rate Loans with accrued interest thereon and repay in full the Revolving BA Liabilities. and provided further that the Borrower shall not be obligated to pay any such amount which arose more than 180 days prior to the date of such demand or is attributable to periods more than 180 days prior to the date of such demand except where the change in law in question had retroactive effect extending prior to such times. 20.4 Notice of Change in Law The Administrative Agent shall promptly give notice of receipt by it of any certificate delivered pursuant to the provisions of Section 20.3 to the Borrower and the Lenders.

CREDIT AGREEMENT - PAGE 67 20.5 Reimbursement of Losses and Expenses Whenever any Lender or the Administrative Agent shall sustain or incur any losses and expenses in connection with: 20.5.1 the failure of the Borrower to borrow pursuant to a Draw Request once delivered (whether by reason of the Borrower’s decision not to proceed, the non-fulfilment of any of the conditions set forth in this Agreement, the existence of a Default or Event of Default on the relevant Drawdown Date or for any other reason); or 20.5.2 the declaration by the Administrative Agent following the occurrence and during the continuance of an Event of Default, that the Revolving Loans are immediately due and payable; or 20.5.3 the failure of the Borrower to pay when due principal, interest, fees or any other amount under this Agreement (whether at maturity, by reason of acceleration or otherwise); or 20.5.4 the conversion or repayment of the whole or any part of the LiborTerm SOFR Rate Loans, Revolving BA Liabilities or the LC Liabilities on any day other than a Selected Maturity Date; or 20.5.5 the conversion or repayment of the whole or any part of any Affected Loans or liabilities pursuant to Sections 20.1 or 20.3; or 20.5.6 the failure to convert pursuant to a Conversion Request any part of the Revolving Loans into or continue any part thereof as LiborTerm SOFR Rate Loans, Revolving BA Liabilities or LC Liabilities (whether by reason of the Borrower’s decision not to proceed, the non-fulfilment of any of the conditions set forth in this Agreement, the existence of a Default or Event of Default on the relevant Conversion Date or for any other reason); (the events contemplated above shall be referred to individually as a Loss Event and the funds converted, repaid, not borrowed or not repaid, as the case may be, which are subject to any such Loss Event shall be collectively referred to as the Affected Funds); the Borrower agrees to pay such Lender or the Administrative Agent, upon demand, an amount certified by such Lender or the Administrative Agent to be necessary to compensate it for all such losses and expenses. The certificate of such Lender or the Administrative Agent, as the case may be, shall also specify the computation and reasonable explanations of the amount to be paid. The agreements of the Borrower under this Section 20.5 shall survive the repayment of the Revolving Loans and the termination of the Revolving Facility.

CREDIT AGREEMENT - PAGE 68 20.6 Environmental Indemnity Each of the Credit Parties hereby solidarily indemnifies and holds harmless the Indemnified Parties against and from any and all losses and expenses of any nature whatsoever, incurred, suffered, sustained or required to be paid by them or any one thereof, under or an account of Environmental Laws, including the assertion of any Lien thereunder (collectively, the Environmental Losses), with respect to: 20.6.1 any violation or alleged violation of Environmental Laws, or the presence of any Hazardous Material affecting any Business Asset of the Credit Parties in violation of Environmental Laws including any loss of value of such property as a result of any of the foregoing; 20.6.2 any Clean-Up costs incurred by any Governmental Authority or any costs incurred by any other Person or damages from injury to, destruction of, or loss of natural resources, including reasonable costs of assessing such injury, destruction or loss incurred in connection with the property, operations and activities of such other Person or the property, operations and activities of the Credit Parties as a result of the violation of Environmental Laws by the Credit Parties; 20.6.3 liability for personal injury or property damage arising under any statutory or common or civil law tort or civil responsibility theory resulting from or relating to the Business Assets of the Credit Parties or the operations and activities of the Credit Parties; and 20.6.4 any other environmental matter affecting any Business Asset of the Credit Parties or the operations and activities of the Credit Parties within the jurisdiction of any Governmental Authority. The Credit Parties’ obligations under this Section shall arise upon the discovery of any Hazardous Material, whether or not any Governmental Authority has taken or threatened any action in connection with the presence of any Hazardous Material. 20.7 General Indemnity The Borrower hereby solidarily indemnifies and holds harmless the Indemnified Parties from and against any and all losses and expenses, solidarily, joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defence with respect thereto arising out of or in connection with or relating to this Agreement, the other Operative Documents or the transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Revolving Facility, whether or not such investigation, litigation or proceeding is brought by a Credit Party or any of its shareholders or creditors, an Indemnified Party or any other Person, or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated, except to the extent such losses and expenses are found in a final judgment to have resulted from such Indemnified Party’s intentional or gross fault, gross negligence or wilful misconduct. 20.8 Claims under the Indemnities The Indemnified Party claiming indemnification under Sections 20.6 and 20.7 shall give the relevant Credit Party prompt notice in writing of particulars of any claim asserted by third parties against it which is covered by such indemnities.

CREDIT AGREEMENT - PAGE 69 ARTICLE 21 - THE ADMINISTRATIVE AGENT 21.1 Appointment and Authorization 21.1.1 Each Lender irrevocably appoints and authorizes, and hereby agrees that it will require any Assignee, irrevocably to appoint and authorize the Administrative Agent to execute, deliver and take such actions as its agent under each Operative Document to which the Administrative Agent is party and to exercise such rights under each such Operative Document as are specifically delegated to the Administrative Agent by the terms thereof, together with such rights as are reasonably incidental thereto. The Administrative Agent accepts such appointment and agrees to perform its obligations as Administrative Agent under the Operative Documents in accordance with the provisions thereof. 21.1.2 Each Affiliate of a Lender that executes and delivers a Hedge Provider Accession Instrument irrevocably appoints the Administrative Agent as its agent and hypothecary representative under each Operative Document to which the Administrative Agent is party and to exercise such rights under each such Operative Document as are specifically delegated to the Administrative Agent by the terms thereof, together with such rights as are reasonably incidental thereto. The Administrative Agent, by its execution of a Hedge Provider Accession Certificate, accepts such appointment by the Affiliate of a Lender party thereto and agrees to perform its obligation as Administrative Agent under the Operative Documents in accordance with the provisions thereof. 21.2 Declaration of Agency The Administrative Agent declares that it shall hold the Liens entrusted to it, the properties and assets charged thereby and the rights granted to it under each Operative Document, for its own benefit and as Administrative Agent for the rateable benefit of each Lender. The rights vested in the Administrative Agent by any Operative Document shall be performed by the Administrative Agent in accordance with the provisions of this Article. 21.3 Protection of Administrative Agent The Administrative Agent shall not be liable for any action taken or omitted to be taken by it under any Operative Document or in connection therewith, except for its own gross or intentional fault or wilful misconduct. 21.4 Interest Holders The Administrative Agent may treat each Lender as the holder of all of the interests of such Lender in respect of the Revolving Facility until a duly executed and delivered Loan Transfer Agreement in form and substance satisfactory to the Administrative Agent, has been delivered to the Administrative Agent and the Administrative Agent has been paid its required processing fee for such Assignment.

CREDIT AGREEMENT - PAGE 70 21.5 Consultation with Professionals The Administrative Agent may engage and consult with Lenders’ Counsel, accountants, consultants, financial advisors and other experts, and the Administrative Agent shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of Lenders’ Counsel or such accountants, consultants, financial advisors or other experts. 21.6 Operative Documents The Administrative Agent shall be under no duty or obligation to examine, enquire into or pass upon the validity, effectiveness or genuineness of any Operative Document or any other agreement, document, instrument or communication furnished pursuant to or in connection with any Operative Document, and the Administrative Agent shall be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be. In order to give effect to any instructions received from time to time by the Required Lenders, the Administrative Agent is hereby authorized to enter into and deliver, on behalf of the Lenders, all such Operative Documents as it may consider necessary or required and such Operative Documents shall be binding on all the Lenders. Without limiting the generality of the provisions of the foregoing sentence, the Administrative Agent is expressly authorized to enter into and deliver, on behalf of the Lenders, all such Operative Documents referred to or contemplated in Article 11 and Article 12. 21.7 Administrative Agent and its Subsidiaries and Affiliates With respect to its Revolving Commitment and Revolving Loan, the Administrative Agent shall have the same rights hereunder as any other Lender and may exercise the same as though it were not the Administrative Agent, and the Administrative Agent and its Subsidiaries and Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its Affiliates and Persons doing business with the Borrower or any of its Affiliates as if it were not the Administrative Agent and without any obligation to account therefor. 21.8 Responsibility of the Administrative Agent The obligations of the Administrative Agent to the other Finance Parties under the Operative Documents are only those expressly set forth therein. The Administrative Agent shall have no fiduciary obligation to any other Finance Party. The Administrative Agent shall only have those contractual obligations expressly set forth in the Operative Documents. The Administrative Agent shall have no duty or obligation to investigate whether any Default or Event of Default has occurred. The Administrative Agent shall be entitled to assume that no Default or Event of Default has occurred and is continuing, unless an officer of the Administrative Agent charged with the administration of this Agreement has actual knowledge or has been notified by the Borrower of such fact or has been notified by the Majority Lenders that they consider that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

CREDIT AGREEMENT - PAGE 71 21.9 Action by the Administrative Agent 21.9.1 The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any right which may be vested in it by, and with respect to taking or refraining from taking any action which it may be able to take under or in respect of, any Operative Document, unless the Administrative Agent has been instructed by the Required Lenders to exercise such rights or to take or refrain from taking such action; provided, however, that the Administrative Agent shall not exercise any right under Article 18 without being instructed to do so by the Majority Lenders. The Administrative Agent shall incur no obligation under or in respect of the Operative Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its intentional or gross fault or wilful misconduct. 21.9.2 The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any Operative Document in accordance with the instructions of the Required Lenders, and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties. 21.9.3 Notwithstanding anything else herein contained, the Administrative Agent may refrain from doing anything which would or might in its opinion be contrary to any Applicable Law, or which would or might otherwise render it liable to any Person and may do anything which is, in its opinion, necessary to comply with any Applicable Law. 21.9.4 Notwithstanding subsection 21.9.1, the Administrative Agent may refrain from acting in accordance with any instructions of the Majority Lenders to begin any litigation, arising out of or in connection with any Operative Document or to take management or control of any of the properties and assets on which a Lien is created pursuant to the Security Documents until it has received such security as it may require (whether by way of payment in advance or otherwise) for all losses and expenses which it will or may expend or incur in complying with such instructions. 21.10 Notice of Events of Default 21.10.1 In the event that an officer of the Administrative Agent charged with the administration of this Agreement is notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Finance Parties, and, subject to Section 21.9, the Administrative Agent shall take such action and assert such rights under the Operative Documents as the Majority Lenders shall request in writing, and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.

CREDIT AGREEMENT - PAGE 72 21.10.2 Prior to receiving any instructions from the Majority Lenders in respect of such Default or Event of Default, the Administrative Agent may, but shall not be obliged to, take such action or assert such rights (other than those matters requiring unanimous Lender consent) as it deems in its discretion to be advisable for the protection of the Finance Parties, except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to those instructions. 21.11 Responsibility Disclaimed The Administrative Agent in its capacity as Administrative Agent shall be under no obligation whatsoever: 21.11.1 to the Credit Parties as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party of any of its obligations under any Operative Document; 21.11.2 to any Finance Party, as a consequence of any failure or delay in the performance by, or any breach by, any Credit Party of any of its obligations under any Operative Document; or 21.11.3 to any Finance Party for any statements, representations or warranties in any Operative Document or any other agreement, document or instrument contemplated by any Operative Document or in any other information provided pursuant to any Operative Document, or for the validity, effectiveness, enforceability or sufficiency of any Operative Document. 21.12 Indemnification Each of the Lenders, jointly and not solidarily, agrees to indemnify the Administrative Agent (to the extent not reimbursed by the Credit Parties on demand) pro rata according to their respective Rateable Share from and against any and all losses and expenses which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of any Operative Document except that no Lender shall be liable to the Administrative Agent for any portion of such losses and expenses that results from the intentional or gross fault or wilful misconduct of the Administrative Agent. 21.13 Protection of Employees Each reference in Sections 21.1, 21.9, 21.10, 21.11, 21.12 and 21.15 to the Administrative Agent shall (to the extent the context so admits) be deemed to include the Administrative Agent and its directors, officers, employees, agents, solicitors, accountants, consultants, financial advisors, other experts and all other representatives and the Administrative Agent shall be constituted as mandatary of each such Person and shall hold and enforce their rights under said Sections for their respective benefits.

CREDIT AGREEMENT - PAGE 73 21.14 Credit Decision Each Finance Party represents and warrants to the Administrative Agent that: 21.14.1 in making its decision to enter into this Agreement and to make its Revolving Commitment and its Revolving Loan, it has independently taken whatever steps it considers necessary to evaluate the financial condition and affairs of the Credit Parties and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and 21.14.2 so long as any portion of its Revolving Loan remains outstanding it will continue to make its own independent evaluation of the financial condition and affairs of the Credit Parties. 21.15 Replacement Administrative Agent 21.15.1 The Administrative Agent (a Resigning Administrative Agent) may resign at any time by giving written notice thereof to the other Finance Parties and the Borrower. Such resignation shall only be effective upon the earlier of (i) the appointment of a replacement agent and its acceptance of such appointment and (ii) the 30th day following such notice. Upon receipt of notice of any such intended resignation, the Majority Lenders shall have the right to appoint a replacement to the Resigning Administrative Agent which shall be one of the Lenders, and, provided no Default or Event of Default shall have then occurred and be continuing, which shall be acceptable to the Borrower, acting reasonably. If no replacement to the Resigning Administrative Agent shall have been so appointed and shall have accepted such appointment within fifteen (15) days of receipt of such notice, the Majority Lenders shall, within the following fifteen (15) days, appoint a replacement that may, but need not be, a Lender, and, provided no Default or Event of Default shall have then occurred and be continuing, that shall be acceptable to the Borrower, acting reasonably. If the Majority Lenders fail to appoint a replacement to the Resigning Administrative Agent within such fifteen (15) day period, without limitation of its rights under this Section 21.15, the Resigning Administrative Agent may, on behalf of the Lenders, appoint a replacement administrative agent which shall be a financial institution authorized to conduct business in Canada and which has a branch in Montréal, Québec. Upon the resignation of a Resigning Administrative Agent, the replacement administrative agent shall thereupon succeed to and become vested with all the rights and obligations of the Resigning Administrative Agent and the Resigning Administrative Agent shall be discharged from its obligations under the Operative Documents. After any Resigning Administrative Agent’s resignation hereunder as Administrative Agent the provisions of this Article 21 shall continue in effect for its benefit in respect of

CREDIT AGREEMENT - PAGE 74 any actions taken or omitted to be taken by it while it was acting as Administrative Agent. In the event no replacement Administrative Agent shall have been appointed, the provisions hereof shall continue in full force and effect and each Lender shall be deemed to be its Administrative Agent. 21.15.2 The Administrative Agent may also be removed at any time by the Majority Lenders on the grounds that the Administrative Agent has failed to comply, in all material respects, with its obligations towards any Lender and has not remedied such failure within a reasonable delay following its receipt of a notice from the Majority Lenders describing such failure. The provisions of subsection 21.15.1 above will apply mutatis mutandis to an Administrative Agent that is being so removed. 21.16 Waivers and Amendments 21.16.1 Except as otherwise provided in subsections 21.16.2 and 21.16.3, any term, covenant, agreement, condition or obligation of any Operative Document may be amended with the consent of the Borrower and the Administrative Agent, acting in accordance with the instructions of the Majority Lenders, or compliance therewith may be waived by the Majority Lenders (either generally or in a particular instance and either retroactively or prospectively). 21.16.2 Without the prior consent of every Lender, no amendment, waiver or other action under, or in respect of, any Operative Document shall: 21.16.2.1 increase the aggregate amount of the Revolving Facility, the amount or term of any of the Revolving Commitments or the proportion represented by the Rateable Share of any Lender; 21.16.2.2 postpone or defer the time for the payment of principal or interest on the Revolving Loans or any part thereof, any Stamping Fee or any other amount payable hereunder; 21.16.2.3 decrease the rate or amount or change the currency of any principal, interest or fees (including Stamping Fees) payable hereunder or the requirement of pro rata application in accordance with each Lender’s Rateable Share of all amounts received by the Administrative Agent in respect of the Revolving Facility; 21.16.2.4 change the definition of “Required Lenders” or “Majority Lenders”; 21.16.2.5 amend Sections 18.2, 18.5, 18.6 or this Section 21.16; or 21.16.2.6 release or postpone any Guarantee of any Credit Party under any Operative Document or release, discharge or subordinate any Lien created under the Security Documents except as otherwise expressly permitted or required by the provisions of any Operative Document.

CREDIT AGREEMENT - PAGE 75 21.16.3 In connection with the sale by any Credit Party of any Business Asset in compliance with the provisions of Section 16.5, at the request of the Borrower, the Administrative Agent, without seeking instructions from the Finance Parties or the Majority Lenders, may confirm to the purchaser of such Business Assets that the Liens granted pursuant to the Security Documents no longer affect such Business Asset and discharge the Liens granted pursuant to the Security Documents on such Business Asset, provided that the Administrative Agent (i) has received a certificate duly executed by one (1) Responsible Officer of the Borrower confirming that the provisions of Section 16.5 are being complied with and providing detailed information in support of such confirmation, the whole to the satisfaction of the Administrative Agent, acting reasonably, and (ii) is satisfied that no Default or Event of Default has occurred and is continuing, nor would result therefrom. Notwithstanding the foregoing, the Administrative Agent may seek the instructions of the Lenders with respect to any request from the Borrower made pursuant to this paragraph. The Administrative Agent shall not be liable for any action taken or not taken by it in good faith in reliance upon the certificate referred to in clause (i) above. 21.16.4 No amendment or waiver of any provision of any Operative Document shall affect any of the rights or obligations of the Administrative Agent or the LC Issuing Lender under any Operative Document without the prior consent of the Administrative Agent or the LC Issuing Lender, as the case may be. 21.16.5 No amendment or waiver of any provision of any Operative Document shall affect any of the rights or obligations of the Swingline Lender under any Operative Document without the prior consent of the Swingline Lender. 21.16.6 The provisions of any Hedge Contract, consolidation of account or other agreement relating to cash management services or credit card issuance agreement or other agreement relating to any credit card program may only be amended by the parties thereto. 21.16.7 Notwithstanding any other provision herein to the contrary, where the consent of the Administrative Agent is required pursuant to paragraph 23.5.1.2, such consent may be given by the Administrative Agent without obtaining any instructions in that regard from any of the Lenders and the Administrative Agent shall not be liable for any action taken or not taken by it in good faith in furtherance of the provisions of this subsection. Notwithstanding the foregoing, the Administrative Agent may, at its discretion, seek the instructions of the Lenders with respect to any such consent.

CREDIT AGREEMENT - PAGE 76 21.17 Articles 2138 to 2148 C.C.Q. Not Applicable The mandate of the Administrative Agent under this Agreement is not governed by the provisions of Articles 2138 to 2148 of the Civil Code of Québec and the Lenders do hereby expressly renounce to the benefit of each and every one of such Articles. 21.18 Rights, Benefits and Recourses Created by the Operative Documents The parties hereto do hereby expressly acknowledge, declare and agree that the Liens, rights, benefits and recourses created and intended to be created at any time and from time to time by any of the Operative Documents in favour of the Administrative Agent or in favour of the other Finance Parties or in favour of the other Finance Parties and the Administrative Agent, jointly, as the case may be, are created and intended to be created in favour of the Finance Parties and in favour of the Administrative Agent as agent for such Person or Persons that now are or may, at any time and from time to time, become Lenders, in the same manner and to the same extent as though each such Person was personally an original party to or a Person specifically named as a beneficiary in the said documents, notwithstanding the invalidity or unenforceability of any Lien created pursuant to any Security Document or the inexistence for any Lender of, or the failure by any Lender to take a Lien on any asset or property intended to be charged under the Security Documents. In furtherance of the provisions of this Section 21.18, the parties hereto do hereby irrevocably mandate the Administrative Agent, for and on their behalf, to confirm to and confer upon each Person that becomes a Lender, the benefits of the Operative Documents and to execute any instrument necessary to evidence same. The acceptance by the Administrative Agent of any Loan Transfer Agreement shall constitute for all purposes of the Operative Documents, the carrying out by the Administrative Agent of the irrevocable mandate given to it under this Section 21.18. 21.19 Hedge Providers It is hereby acknowledged and agreed by the parties hereto that notwithstanding any provision of any Operative Document to the contrary, the Hedge Providers shall have no right to direct or instruct the Administrative Agent to take any action or refrain from taking any action unless and until the Revolving Loans have been indefeasibly paid in full.

CREDIT AGREEMENT - PAGE 77 21.20 Hypothecary Representative The Finance Parties hereby irrevocably appoint and authorize the Administrative Agent to act as their hypothecary representative as contemplated under Article 2692 of the Civil Code of Québec, and to enter into, to take and to hold on their behalf, and for their benefit, any security, including any hypothec or other Lien, and to exercise such powers and duties that are conferred upon the Administrative Agent, as hypothecary representative, under any Operative Documents. To the extent that the Administrative Agent has been appointed as hypothecary representative for the Finance Parties under any instrument creating security in favour of the Administrative Agent by the grantor thereof, this Section 21.20 shall serve as a ratification of such appointment. Any person who becomes a Finance Party shall, upon becoming a Finance Party, be deemed to have consented to and confirmed the Administrative Agent as the hypothecary representative of the Finance Parties and to have ratified, as of the date it becomes a Finance Party, all actions taken by the Administrative Agent in such capacity. The substitution of the Administrative Agent pursuant to the provisions of Section 21.15, also constitutes the substitution of the Administrative Agent as hypothecary representative as aforesaid. ARTICLE 22 - OPERATION OF ACCOUNT 22.1 Notice of Advance to the Finance Parties Upon receipt of any Draw Request, Conversion Request, Reduction Notice or Repayment Notice, the Administrative Agent shall promptly notify each Lender of the receipt of such request or notice and, subject to Section 5.2, of the Rateable Share of the requested Advance of such Lender or of the contemplated repayment, as the case may be. 22.2 Interlender Procedure for Making Advances 22.2.1 With respect to any Direct Advance, by no later than 2:00 p.m. (local time in the place of payment) on the requested Borrowing Date, each Lender shall make available to the Administrative Agent its Rateable Share of the requested Advance in same-day funds in the appropriate currency by wire-transferring such amount in the Administrative Agent’s Account. 22.2.2 With respect to Advances requested by way of BAs, by no later than 2:00 p.m. (local time in the place of payment) on the relevant Borrowing Date, subject to the relevant provisions of Article 12, each Lender shall make available to the Administrative Agent the BA Proceeds referred to in Section 5.6 in same-day funds in Canadian Dollars by wire-transferring such amount in the Administrative Agent’s Account. 22.2.3 With respect to Advances requested by way of LCs, the LC Issuing Lender shall deliver the requested LCs as contemplated in Section 7.2.

CREDIT AGREEMENT - PAGE 78 22.3 Deposits By or on Behalf of Lenders to Constitute Advances With respect to the Account, all deposits and credits made into said Account under the terms hereof by the Administrative Agent, on behalf of the Lenders, and required to be so deposited or credited pursuant to a Draw Request or Conversion Request, shall constitute Advances by the Lenders under the terms hereof. 22.4 Swingline Redistribution Where the Lenders, following a request therefor from the Administrative Agent, proceed with a Swingline Redistribution and, prior to such Swingline Redistribution, the Swingline Lender has a disproportionately higher or a disproportionately lower share of the Revolving Loans than its Rateable Share of the Revolving Facility, then: 22.4.1 in the case of a disproportionately higher share of the Revolving Loans, each of the other Lenders shall purchase on such Business Day from the Swingline Lender a portion of the Swingline Loan of the Swingline Lender such that, thereafter, the Revolving Loan of each of the Lenders shall be on a Rateable Share basis of the Revolving Facility, for a consideration equal to the amount of the Swingline Loan of the Swingline Lender so purchased. Each Lender shall, on such Business Day, wire- transfer in the Administrative Agent’s Account, in same-day funds, in US Dollars, the aggregate amount of such consideration; 22.4.2 in the case of a disproportionately lower share of the Revolving Loans, the Swingline Lender shall purchase on such Business Day from the other Lenders a portion of the Revolving Loan of each other Lender such that, thereafter, the Revolving Loan of each of the Lenders shall be on a Rateable Share basis of the Revolving Facility, for a consideration equal to, for each such other Lender, the amount of the Revolving Loan of such other Lender so purchased. The Swingline Lender shall, on such Business Day, wire-transfer in the Administrative Agent’s Account, in same-day funds, in US Dollars, the aggregate amount of such consideration. Upon receipt in the Administrative Agent’s Account of the funds referred to above, the Administrative Agent shall wire-transfer, in same-day funds, to each Lender the amount to which it is entitled under the provisions of this Section. Notwithstanding the foregoing, in no event shall a Lender have to purchase any portion of the Revolving Loan of another Lender pursuant to this Section which would result in such first Lender’s Revolving Loan exceeding its Revolving Commitment and, in such circumstances, the obligation of such Lender under this Section shall be reduced to the maximum amount that such Lender may purchase without resulting in such Lender’s Revolving Loan exceeding its Revolving Commitment. For the purpose of this Section, where the Revolving Facility has been cancelled immediately prior to the Swingline Redistribution herein contemplated, the Revolving Commitment of each Lender shall be deemed the same as immediately prior to the cancellation of such Revolving Facility.

CREDIT AGREEMENT - PAGE 79 22.5 Bank Account The Administrative Agent will open and maintain on its books, for the purpose of this Agreement for the account of the Borrower, at the Account Branch, a bank account for debits, deposits, credits and transfers in Canadian Dollars and a bank account for debits, deposits, credits and transfers in US Dollars, it being expressly understood that the Borrower shall not close such accounts while any of the Revolving Loans remain outstanding, save only in the case of a change in the Administrative Agent, where the Borrower may close the accounts that it had maintained with the Resigning Administrative Agent. 22.6 Maintenance of Loan Records by the Administrative Agent 22.6.1 The Administrative Agent will open and maintain on its books, at the Administrative Agent’s Office, a loan record for the Borrower evidencing the aggregate Indebtedness of the Borrower to the Lenders hereunder and each constituent part of the Revolving Loans. The Administrative Agent shall record therein the amount of each Prime Rate Loan, US Base Rate Loan, LiborTerm SOFR Rate Loan, Revolving BA Liability and LC Liability, and shall enter therein each payment of principal and interest on the said Revolving Loans and all other amounts paid by the Borrower and becoming due under this Agreement. 22.6.2 The said loan records shall constitute, in the absence of manifest error, prima facie evidence of the whole and each constituent part of the Revolving Loans, the date any Advance is made to the Borrower and the aggregate amounts from time to time paid by the Borrower on account of such Revolving Loans and other amounts due hereunder. Any failure of the Administrative Agent to record a transaction on any loan record in a timely fashion shall not affect or impair the validity of the obligation of the Borrower to repay the Revolving Loans owed by it, as and when herein provided. The obligation of the Borrower to repay the Revolving Loans owed by it shall be evidenced by this Agreement and by the loan records maintained by the Administrative Agent, it being the intent of the parties hereto that the obligations of the Borrower with respect to the Revolving Loans are to be evidenced only as stated herein and not by separate promissory notes. 22.6.3 Upon request of the Borrower, the Administrative Agent shall notify in writing the Borrower of the entries in such loan records and of the aggregate amounts due by the Borrower to the Lenders hereunder and shall deliver to the Borrower, upon request, copies of all such loan records.

CREDIT AGREEMENT - PAGE 80 22.7 Authority to Debit and Credit The Borrower does hereby expressly and irrevocably authorize the Administrative Agent to effect all necessary debits, deposits, credits and transfers (with respect to the Account) in order to accommodate the Lenders in making Advances and in order to accommodate the Borrower in making payments to the Lenders and the Administrative Agent, the whole under and subject to the provisions of this Agreement. 22.8 Failure by Any Lender to Advance 22.8.1 The failure by any Lender to make an Advance or a Swingline Redistribution (in accordance with their respective obligations) in accordance with its obligations hereunder shall not relieve the other Lenders or their several obligations to make an Advance (in accordance with their respective obligations) equal to their respective Rateable Share of the aggregate amount of any Advance requested by the Borrower or the Swingline Redistribution nor shall any Lender be responsible for the obligations of any other Lender. The Borrower, however, shall have the right to replace such Lender. 22.9 Temporary Advances by the Administrative Agent 22.9.1 Without in any way limiting the generality of the provisions of Section 22.2, unless the Administrative Agent shall have received a written notice from a Lender by 5:00 P.M., Montreal time, on the Business Day prior to the date of any requested Advance that such Lender will not make available to the Administrative Agent such Lender’s Rateable Share of such Advance, the Administrative Agent may irrevocably and unconditionally assume that such Lender shall make available to the Administrative Agent on the relevant Borrowing Date its Rateable Share thereof in accordance with the provisions of Section 22.2 and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount; 22.9.2 If a Lender does not so make available to the Administrative Agent its Rateable Share of such Advance and the Administrative Agent does make available to the Borrower such amount, such Lender shall pay such Rateable Share to the Administrative Agent on demand, together with interest thereon for each day from and including the date such Rateable Share of such requested Advance was not made available, at a fluctuating rate per annum equal to the interbank rate for overnight funds which is applicable to the currency in which such Advance is to be denominated in accordance with market practice. A certificate of the Administrative Agent submitted to any Lender with respect to any amount owing under this Section shall be prima facie evidence thereof, absent manifest error. If such amount and interest thereon is so made available to the Administrative Agent, such payment to the Administrative Agent by such Lender shall constitute such Lender’s Advance on the relevant Borrowing Date for all purposes of this Agreement;

CREDIT AGREEMENT - PAGE 81 22.9.3 If, after delivery to such Lender of such certificate by the Administrative Agent, such amount is not so made available to the Administrative Agent, then the Administrative Agent shall notify the Borrower of such failure and, without in any way affecting or otherwise diminishing the obligation of such Lender to pay such amount to the Administrative Agent on demand, on the third (3rd) Business Day following the date of such requested Advance, the Borrower shall pay to the Administrative Agent such Rateable Share together with interest thereon for each day that the Borrower had the use of such Rateable Share of the requested Advance at: 22.9.3.1 where such amount is denominated in Canadian Dollars, an annual rate applicable for each such day equal to the Administrative Agent’s Prime Rate at the close of business on each such day, plus the Relevant Margin applicable on each such day to the Prime Rate Loans; and 22.9.3.2 where such amount is denominated in US Dollars, an annual rate applicable for each such day equal to the US Base Rate at the close of business on each such day, plus the Relevant Margin applicable on each such day to the US Base Rate Loans. 22.9.4 Any such amount advanced by and not repaid to the Administrative Agent shall be deemed to be a Revolving Loan of the Administrative Agent hereunder, and shall be part of the Secured Obligations. To the extent that a Lender repays any such amount to the Administrative Agent pursuant to the terms of this Section, any such amount shall be deemed to be a Revolving Loan of such Lender as of and from the date of the relevant Borrowing Date, and shall be part of the Secured Obligations. Such rates of interest shall be computed in the same manner as that contemplated in Sections 4.3 and 4.5, shall be compounded monthly on the first day of each calendar month and shall be payable upon the demand of the Administrative Agent. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfil its obligations hereunder or to prejudice any rights which the Borrower, the Administrative Agent or any other Lender may have against a Lender as a result of any failure by such Lender hereunder. 22.9.5 In the event any Lender fails to make a Swingline Redistribution or informs the Administrative Agent that such Lender will not make available to the Administrative Agent or the Swingline Lender, as the case may be, such Lender’s Rateable Share of such Swingline Redistribution, then the provisions set out in subsections 22.9.2 and 22.9.3 shall apply mutatis mutandis. 22.10 Erroneous Payments by the Administrative Agent 22.10.1 If the Administrative Agent notifies a Lender, LC Issuing Lender or Finance Party, or any Person who has received funds on behalf of a Lender, LC Issuing Lender or Finance Party such Lender or LC Issuing Lender (any such Lender, LC Issuing Lender, Finance Party or other recipient, a Payment Recipient)

CREDIT AGREEMENT - PAGE 82 that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding 22.10.2) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Issuing Bank, Secured Party or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an Erroneous Payment) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and such Lender, LC Issuing Lender or Finance Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in US Dollars, the US Base Rate and, in respect of an Erroneous Payment in Canadian Dollars at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent) and (y) a rate determined by the Administrative Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this Section 22.10.1 shall be conclusive, absent manifest error. 22.10.2 Without limiting immediately preceding Section 22.10.1, each Lender, LC Issuing Lender or Finance Party, or any Person who has received funds on behalf of a Lender, LC Issuing Lender or Finance Party such Lender, LC Issuing Lender or Finance Party, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender, LC Issuing Lender or Finance Party, or other such recipient,

CREDIT AGREEMENT - PAGE 83 otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case: 22.10.2.1 (A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and 22.10.2.2 such Lender, LC Issuing Lender or Finance Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 22.10.2. 22.10.3 Each Lender, LC Issuing Lender or Finance Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender, LC Issuing Lender or Finance Party under any Operative Document, or otherwise payable or distributable by the Administrative Agent to such Lender, LC Issuing Lender or Finance Party from any source, against any amount due to the Administrative Agent under immediately preceding Section 22.10.1 or under the indemnification provisions of this Agreement. 22.10.4 In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with immediately preceding Section 22.10.1, from any Lender or LC Issuing Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an Erroneous Payment Return Deficiency), upon the Administrative Agent’sAgent’s notice to such Lender or LC Issuing Lender at any time, (i) such Lender or LC Issuing Lender shall be deemed to have assigned its Revolving Loans (but not its Revolving Commitments) with respect to which such Erroneous Payment was made (the Erroneous Payment Impacted Facility) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Revolving Loans (but not Revolving Commitments) of the Erroneous Payment Impacted Facility, the Erroneous Payment Deficiency Assignment) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver a Loan Transfer Agreement with respect to such Erroneous Payment Deficiency Assignment, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment

CREDIT AGREEMENT - PAGE 84 Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender or LC Issuing Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender or assigning LC Issuing Lender shall cease to be a Lender or LC Issuing Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Revolving Commitments which shall survive as to such assigning Lender or assigning LC Issuing Lender and (iv) the Administrative Agent may reflect in the Register its ownership interest in the Revolving Loans subject to the Erroneous Payment Deficiency Assignment. The Administrative Agent may, in its discretion, sell any Revolving Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender or LC Issuing Lender shall be reduced by the net proceeds of the sale of such Revolving Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender or LC Issuing Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Revolving Commitments of any Lender or LC Issuing Lender and such Revolving Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Revolving Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender, LC Issuing Lender or Finance Party under the Operative Documents with respect to each Erroneous Payment Return Deficiency (the Erroneous Payment Subrogation Rights). 22.10.5 The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any other Credit Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower or any other Credit Party for the purpose of making such Erroneous Payment. 22.10.6 To the extent permitted by Applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on discharge for value or any similar doctrine

CREDIT AGREEMENT - PAGE 85 22.10.7 Each party’sparty’s obligations, agreements and waivers under this Section 22.10 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or LC Issuing Lender, the termination of the Revolving Commitments and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Operative Document. ARTICLE 23 - MISCELLANEOUS 23.1 Notices Except as otherwise specified herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement, when delivered to such party (by certified mail, postage prepaid, or by telecopier or hand delivery) at its address and attention set forth with its signature below or at such other address as any of the parties hereto may hereafter notify the others in writing. No other method of giving notice is hereby precluded, provided, however, that electronic mail and internet and intranet sites may be used only to distribute routine communications, such as financial statements and other similar information, and may not be used for any other purposes. 23.2 Calculations and Determinations Shall Constitute Prima Facie Proof In the absence of manifest error, any calculation or determination to be made by any Finance Party or the Majority Lenders under this Agreement, when made, shall constitute prima facie evidence for all of the parties hereto. 23.3 Rights and Recourses Cumulative The rights and remedies of each Finance Party under this Agreement shall be cumulative and not exclusive of any right or remedy which each Finance Party would otherwise have and no failure or delay by any Finance Party in exercising any right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude its other or further exercise or the exercise of any other power or right. 23.4 Assignments by the Borrower The rights of the Borrower hereunder are declared to be purely personal and may therefore not be assigned or transferred, nor can the Borrower assign or transfer any of its obligations, any such assignment being null and void insofar as the Finance Parties are concerned and rendering any balance then outstanding of the Revolving Loans immediately due and payable at the option of the Administrative Agent and relieving the Lenders from the obligation of making any or any further Advances hereunder.

CREDIT AGREEMENT - PAGE 86 23.5 Assignments by Lenders 23.5.1 Any Lender may at any time, grant Participations or enter into Assignments, provided that no such Assignment to a separate legal entity shall be effective unless: 23.5.1.1 the assignee or potential participant is a Person other than a natural Person, the Borrower or any Affiliate or Subsidiary of the Borrower; 23.5.1.2 except where the assignee or potential participant is already a Lender, the Administrative Agent and the LC Issuing Lender shall consent to same, which consent shall not be unreasonably withheld; 23.5.1.3 the Borrower shall consent to same, which consent shall not be unreasonably withheld, provided, however, that where such Assignment is to occur at a time where an Event of Default has occurred and is continuing, no such consent shall be required; 23.5.1.4 a Loan Transfer Agreement shall have been executed by such Lender, the Assignee, the Administrative Agent and the Borrower and delivered to the Administrative Agent and the Borrower. The Borrower hereby covenants and agrees not to unreasonably withhold its execution of the aforesaid instrument. The signature of the Borrower shall only be required under the terms of this subsection where such Assignment is to occur at a time where no Event of Default has occurred and is continuing; and 23.5.1.5 such Lender has paid to the Administrative Agent, for its exclusive benefit, a fee of US$5,000. 23.5.2 Upon such execution and delivery and provided the other conditions of this Section 23.5 shall have been met, such Lender shall be released from its Revolving Commitment and other obligations hereunder to the extent of such Assignment (but shall not be released from any obligation towards the Borrower with respect to any action it may have taken while it was a Lender), and such Assignee shall for all purposes be a Lender party to this Agreement, and shall have all the rights and obligations of a Lender under this Agreement and shall be entitled to the benefit of the provisions hereof, to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Administrative Agent shall be required. Each Loan Transfer Agreement shall constitute an amendment to this Agreement and more particularly to SCHEDULE “A” hereto to the extent, and only to the extent, necessary to reflect the addition of such Assignee as a Lender and the resulting adjustment of the Revolving Commitments, if any, resulting from the aforesaid Assignment.

CREDIT AGREEMENT - PAGE 87 23.5.3 Without in any way limiting the generality of any of the foregoing, the Credit Parties shall, at the request of any Lender which so Assigns any of its interest under this Agreement, execute and deliver to such Lender or to such party or parties as such Lender may designate any and all further instruments or documents and use its best efforts to obtain any and all further authorizations or approvals, and make any and all further registrations, filings or notifications, as may be necessary or desirable to give full force and effect to such Assignment. 23.5.4 Any Assignment contemplated in this Section 23.5 must be either for the entire amount of the Revolving Commitment and the Revolving Loan of a Lender or where it is for a lesser amount, such amount must not be such that the Revolving Commitment of the Assigning Lender would be reduced by less than US$10,000,000 nor must the remaining amount of the Revolving Commitments of the Assigning Lender following such an Assignment be less than US$10,000,000. Notwithstanding the foregoing, where any such Assignment is being made while a Default or an Event of Default has occurred and is continuing, none of the restrictions contained in this subsection 23.5.4 shall apply to such Assignment. 23.5.5 Except as specifically set forth in this Section 23.5, nothing in this Agreement, expressed or implied, is intended to or shall confer on any Person other than the respective parties hereto and their successors or assignees permitted hereunder any benefit or any legal or equitable right, remedy or other claim under this Agreement. 23.5.6 Any Lender may at any time create a Lien on all or a portion of its rights hereunder in order to secure all of its obligations to the Bank of Canada, provided, however, that the creation of such Lien shall not result in the release of such Lender with respect to any of its obligations hereunder or a substitution of such Lender as a party hereto by any beneficiary of such Lien. 23.5.7 The fees incurred by any Lender with respect to any assignment or participation contemplated in this Section (including, without limitation, the fees incurred with respect to the taking of security in favour of such Lender) shall be payable by such Lender. 23.6 Disclosure of Confidential Information For the purposes of Section 23.5, the Borrower hereby authorizes each Lender to provide, on a confidential and need-to-know basis, any prospective assignees, transferees, participants or swap counterparty with this Agreement, the other Operative Documents, as well as all information, reports, budgets, projections and documents, which are made available to each Lender by the Credit Parties in connection with this Agreement, from time to time.

CREDIT AGREEMENT - PAGE 88 23.7 Conversion Rules If for the purpose of obtaining or enforcing a judgment in any court or for any other purpose hereunder (such as, without limitation, to determine the value of any amount expressed in a currency other than that in which is expressed hereunder the amount to which it is being compared), it is necessary to convert any amount in the currency in which it is denominated (the Original Currency) into another currency (the Second Currency), the rate of exchange applied shall be the Exchange Rate for conversion of the Original Currency into the Second Currency applicable on the Business Day on which judgment is given or such determination must be made. 23.8 Currency Indemnity Each of the Credit Parties agrees that its obligations in respect of any amount due and payable to the Finance Parties in the Original Currency hereunder shall, notwithstanding any payment or tender, including pursuant to any judgment expressed or payment made in the Second Currency, be discharged only to the extent that, on the Business Day following receipt of any sums so paid or adjudged to be due hereunder in the Second Currency, the Administrative Agent, on behalf of the Finance Parties, in accordance with normal banking procedure, may purchase in the Canadian money market or the Canadian foreign exchange market, as the case may be, the Original Currency with the amount of the Second Currency so paid or so adjudged to be due; and, if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the Borrower agrees, as a separate obligation and notwithstanding any such payment or judgment to indemnify the affected Finance Parties against such loss and, if the amount of the Original Currency so purchased is greater than the amount originally due in the Original Currency, the Finance Parties agree, notwithstanding any such payment or judgment, to promptly remit to the Borrower any such excess. 23.9 Counterparts: Effectiveness: Electronic Execution 23.9.1 This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Operative Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in the conditions precedent Section of this Agreement, this Agreement shall become effective when it has been executed by the Administrative Agent and when the Administrative Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

CREDIT AGREEMENT - PAGE 89 23.9.2 This Agreement and any other Operative Document may be signed by way of associating or otherwise appending an electronic signature or other facsimile signature of the applicable signatory and the words “execution”, “signed”, “signature””, and words of like import in this Agreement and any other Operative Document shall be deemed to include electronic signatures or other facsimile signature, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature. 23.9.3 Each party hereto agrees that, at any time, the Administrative Agent and each Lender may convert paper records of this Agreement, the other Operative Documents and all other documentation delivered to the Administrative Agent hereunder in such capacity (each, a Paper Record) into electronic images (each, an Electronic Image) as part of the Administrative Agent’s or Lender’s, as applicable, normal business practices. Each party hereto agrees that each such Electronic Image shall be considered as an authoritative copy of the Paper Record and shall be legally binding on the parties and admissible in any legal, administrative or other proceeding as conclusive evidence of the contents of such document in the same manner as the original Paper Record. 23.10 Severability Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction. 23.11 Replacement of Previous Agreements This Agreement replaces and supersedes all verbal or oral agreements, understandings and undertakings between the Finance Parties, or any one thereof, and the Borrower relating to the Revolving Facility, the whole subject to and except for the letter agreement contemplated in Section 9.2. 23.12 No Novation Any security provided to the Finance Parties by the Borrower shall not constitute a payment, nor shall it operate novation of any amount due hereunder and shall not operate by way of compensation, set-off or confusion of, or merge with, any indebtedness or liability of the Borrower or of any other Person or Persons to the Finance Parties or any one thereof under any deed, guarantee, contract, bill of exchange, promissory note, letter of credit, certificate of deposit or other instrument by which the same may now or at any time hereafter be represented or evidenced.

CREDIT AGREEMENT - PAGE 90 23.13 Obligation to Pay Absolute The obligations of the Credit Parties to make payments on the Revolving Loans as and when in this Agreement provided shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances without any right of compensation or set- off and notwithstanding any defence, right of action or claim of any nature whatsoever which the Credit Parties may at any time have or have had against the Finance Parties, whether in connection with this Agreement or otherwise. 23.14 Inconsistency with Security Documents Unless otherwise herein provided, to the extent that any provision of this Agreement is inconsistent with the provisions of any of the Security Documents, the provisions of this Agreement shall prevail. 23.15 Risk of Superior Force The Borrower expressly assumes all risks of superior force, such that the Borrower shall be bound to timely execute each and every of its obligations under this Agreement notwithstanding the existence or occurrence of any event or circumstance constituting a superior force within the meaning of Article 1693 of the Civil Code of Québec. 23.16 Governing Law This Agreement and the interpretation and enforcement thereof shall be governed by and in accordance with the Laws of the province of Québec and the federal Laws of Canada applicable therein. 23.17 Submission to Jurisdiction Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Québec sitting in the judicial district of Montreal with respect to any matter arising hereunder or in relation herewith. The parties hereto irrevocably consent to service of process by mail or in any other manner permitted by relevant Law. 23.18 Language The parties hereto have expressly required that this Agreement and all deeds, documents and notices relating thereto be drafted in the English language. Les parties aux présentes ont expressément exigé que la présente convention et tous les autres contrats, documents ou avis qui y sont afférents soient rédigés en langue anglaise. [INTENTIONALLY LEFT BLANK]

CREDIT AGREEMENT - SIGNATURE PAGE IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first above written. THE LION ELECTRIC COMPANY LA COMPAGNIE ÉLECTRIQUE LION, as Borrower Per: and Per: Address: 921 ch. De la Rivière du Nord Saint-Jérôme, Québec J7Y 5G2 Attention: Vice President, Chief Legal Officer and Corporate Secretary Email: [Redacted - Mail address] With a copy to: [Redacted - Mail address]

CREDIT AGREEMENT - SIGNATURE PAGE NORTHERN GENESIS ACQUISITION CORP., as Guarantor Per: and Per: Address: 2915 Ogletown Rd., Suite 2999 Newark, DE 19713 Attention: Vice President, Chief Legal Officer and Corporate Secretary Email: [Redacted - Mail address] With a copy to: [Redacted - Mail address]

CREDIT AGREEMENT - SIGNATURE PAGE THE LION ELECTRIC CO. USA INC., as Guarantor Per: and Per: Address: 2915 Ogletown Rd., Suite 2999 Newark, DE 19713 Attention: Vice President, Chief Legal Officer and Corporate Secretary Email: [Redacted - Mail address] With a copy to: [Redacted - Mail address]

CREDIT AGREEMENT - SIGNATURE PAGE LION ELECTRIC MANUFACTURING USA, INC., as Guarantor Per: and Per: Address: 2915 Ogletown Rd., Suite 2999 Newark, DE 19713 Attention: Vice President, Chief Legal Officer and Corporate Secretary Email: [Redacted - Mail address] With a copy to: [Redacted - Mail address]

CREDIT AGREEMENT - SIGNATURE PAGE LION ELECTRIC HOLDING USA INC., as Guarantor Per: and Per: Address: 2915 Ogletown Rd., Suite 2999 Newark, DE 19713 Attention: Vice President, Chief Legal Officer and Corporate Secretary Email: [Redacted - Mail address] With a copy to: [Redacted - Mail address]

CREDIT AGREEMENT - SIGNATURE PAGE NATIONAL BANK OF CANADA as Lender Per: and Per: Address: 1155 Metcalfe Street, 23rd Floor Montréal, Québec H3B 4S9 Attention: Managing Director Email: [Redacted - Mail address] With a copy to: [Redacted - Mail address]

CREDIT AGREEMENT - SIGNATURE PAGE BANK OF MONTREAL as Lender Per: and Per: Address: 105 St-Jacques, 3rd floor, Montreal, Qc H2Y 1L6 Attention: Caroline Halle Telecopier: 514-877-7714 Email: [Redacted - Mail address] With a copy to: [Redacted - Mail address]

CREDIT AGREEMENT - SIGNATURE PAGE FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC as Lender Per: and Per: Address: 1170 rue Peel, Suite 300, Montreal (Qc) H3B 0A9 Attention: Michel Tolédano, Director, Corporate Banking Telecopier: 514-281-4317 Email: [Redacted - Mail address]

CREDIT AGREEMENT - SIGNATURE PAGE NATIONAL BANK OF CANADA as Administrative Agent Per: and Per: For purposes of all Draw Requests, Conversion Requests, Reduction Notices, Repayment Notices: Address: 500 Place d’Armes, 26e étage Montréal (Québec), H2Y 2W3 Attention: Agency Group Email: [Redacted - Mail address] For all other purposes: Address: 1155 Metcalfe Street, 23rd Floor Montréal, Québec H3B 4S9 Attention: Managing Director Telecopier: 514-390-7850 Email: [Redacted - Mail address]

CREDIT AGREEMENT SCHEDULE “A” - PAGE 1 SCHEDULE “A” THE LENDERS AND THEIR REVOLVING COMMITMENTS Portions of this Schedule “A” have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K because they both are not material and would likely cause competitive harm to the Company if publicly disclosed. NAME OF LENDER REVOLVING FACILITY National Bank of Canada [Redacted - Commercially sensitive information] Bank of Montreal [Redacted - Commercially sensitive information] Fédération des Caisses Desjardins du Québec [Redacted - Commercially sensitive information] TOTAL US$100,000,000200,000,000

CREDIT AGREEMENT SCHEDULE “B” - PAGE 1 SCHEDULE “B” DEFINITIONS 1. Definitions 1 month CDOR BA Rate means, for any day, the CDOR BA Rate for BAs having a one month maturity. Accounts refers collectively to the Cdn$ Account and the US$ Account and Account refers, in connection with Canadian Dollars, to the Cdn$ Account and in connection with US Dollars, to the US$ Account. Account Branch means the branch of the Administrative Agent specified from time to time by the Administrative Agent to the Borrower. Account Debtor shall mean any Person who is or may become obligated with respect to, or on account of, a Trade Account. Acquisition with respect to any Person, means a transaction or series of transactions whereby such Person purchases, acquires or obtains: 1. the Control of another Person; 2. the whole or substantially all of another Person’s properties and assets; or 3. the whole or substantially all of a business, line of business or division of another Person; the whole either directly or through Subsidiaries. Administrative Agent means National Bank of Canada, in its capacity as Administrative Agent for the Lenders for the purposes of this Agreement and the other Operative Documents, and includes any successor thereto in such capacity. Administrative Agent’s Account means the bank account of the Administrative Agent designated from time to time by the Administrative Agent to the Lenders for purposes of making the inter-lender advances contemplated in Section 22.2. Administrative Agent’s Office means generally, the office of the Administrative Agent specified from time to time by the Administrative Agent to the Borrower. Adjusted Consolidated Basis means the Borrower and each of its present and future Subsidiaries other than the Financing Subsidiaries. Advance means any amount of money or credit advanced or to be advanced (as the context requires) to the Borrower pursuant to this Agreement, whether by way of Direct Advance by the Lenders, discounting of BAs by the Lenders or issue by the LC Issuing Lender of LCs.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 2 Affected Funds has the meaning ascribed to it in Section 20.5. Affected Lender means a Lender who shall have issued a notice to the Administrative Agent pursuant to Section 20.1 or Section 20.3. Affected Loan has the meaning ascribed to it in Section 20.1. Affected Type of Loan has the meaning ascribed to it in Section 20.1. Affiliate means any Person which, directly or indirectly, Controls, is Controlled by or is under direct or indirect common Control with, any other Person. AML Legislation has the meaning ascribed thereto in subsection 14.12.1. Anti-Corruption Laws means all laws, rules, and regulations of any jurisdiction applicable to a Credit Party or any of their Subsidiaries from time to time concerning or relating to bribery or corruption. Applicable Law means any Law applicable to any specified Person or its property. Asset Disposition means, with respect to any Person, direct or indirect sale, exchange, assignment, lease, license, transfer, or other disposition of any Business Assets (whether now owned or hereinafter acquired), by such Person, whether in one transaction or a series of transactions. Assignment or Assign means the sale, assignment, transfer or other disposition of the Revolving Loan or any portion thereof, of a Lender and the equivalent portion of the corresponding Revolving Commitment and other obligations of such Lender under this Agreement (provided that, even if no Revolving Loans are outstanding, the Revolving Commitment of any Lender may be transferred) but expressly excludes any Participation, and Assigning, Assignor and Assignee have the correlative meanings. Authorization means any authorization, approval, consent, exemption, licence, permit, franchise or no-action letter from any Governmental Authority having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s Business Assets or from any Person in connection with any easement, servitude or contractual rights. Available Revolving Facility means, as at any time, as determined by the Administrative Agent, the difference between (i) the Revolving Facility Cap then in effect, and (ii) the Revolving Loans then outstanding. Notwithstanding the foregoing, the Administrative Agent, acting reasonably, shall have the right from time to time to establish Reserves against the Borrowing Base in such amounts as the Administrative Agent may from time to time establish or revise in its Permitted Discretion. The amount of any such Reserves shall be subtracted from the Borrowing Base when calculating the amount of the Available Revolving Facility. The Administrative Agent shall provide written notice to the Borrower at least five (5) days prior to establishing any new Reserve.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 3 Available Swingline Facility means, as at any time, as determined by the Swingline Lender, the difference between (a) the lower of (i) the Swingline Commitment Amount then in effect and (ii) the difference between the aggregate amount of the Revolving Commitment of the Swingline Lender and the Revolving Loan of the Swingline Lender at such time (excluding the Swingline Loan then outstanding), and (b) the Swingline Loan then outstanding. BA means, with respect to any Lender other than a Non-BA Lender, a Draft issued by the Borrower and accepted by such Lender pursuant to this Agreement. BA Equivalent Note means, with respect to any Non-BA Lender, a non-interest bearing promissory note and any depository bill within the meaning of the Depository Bills and Notes Act (Canada). BA Proceeds means, with respect to any BA, the difference between the Discounted Proceeds thereof and the Stamping Fee relating thereto. Battery Assembly Plant & Innovation Centre means (i) the battery assembly plant to have an approximate area of 150,000 square feet (the ““Battery Plant””), and (ii) the innovation centre (the ““Innovation Centre””) to have an approximate area of 200,000 square feet, in each case to be constructed on the Land. Battery Plant & Innovation Centre Sale and Leaseback Transaction means any Sale and Leaseback Transaction relating to the Battery Assembly Plant & Innovation Centre. Borrower refers to The Lion Electric Company / La Compagnie Électrique Lion, a corporation constituted under the Laws of the Province of Québec and includes any successor thereto. Borrowing Base means, at any date, the amount expressed in US Dollars equal to the aggregate of the following amounts: 1. the Eligible Amount of Insured Accounts; plus 2. ninety (90%) in value of the then outstanding and unpaid Investment Grade Eligible Accounts of the Credit Parties (without duplication of those taken into account as Eligible Insured Accounts) which are validly and effectively subject to the Security Documents; plus 3. seventy-five percent (75%) in value of the then outstanding and unpaid Eligible Accounts of the Credit Parties (without duplication of those taken into account as Eligible Insured Accounts and the Investment Grade Eligible Accounts) which are validly and effectively subject to the Security Documents;

CREDIT AGREEMENT SCHEDULE “B” - PAGE 4 plus 4. an amount for Inventory equivalent to 90% of the Net Orderly Liquidation Value of the Eligible Inventory validly and effectively subject to the Security Documents; and less 5. all Preferred Claims and any other Reserves, in such amounts and with respect to such matters as may be established by the Administrative Agent from time to time in the exercise of its Permitted Discretion to reflect events, conditions, contingencies or risks related to the Borrower or the Borrowing Base as the Administrative Agent shall deem necessary or appropriate, provided that the Administrative Agent shall provide written notice to the Borrower at least five (5) days prior to establishing any new Reserve. All calculations made in the determination of the Borrowing Base shall be made in US Dollars. Where, in the determination of the Borrowing Base, the Borrower is required to convert into US Dollars amounts denominated in another currency, the Borrower shall use the Exchange Rate. Borrowing Base Certificate means a certificate, substantially in the form of the one attached hereto as SCHEDULE “E”, executed by a Responsible Officer of the Borrower. Borrowing Date means any day on which an Advance is made, whether it be a Drawdown, a conversion or a rollover. Business Assets means the property and assets, tangible and intangible, corporeal and incorporeal, movable and immovable, of a specified Person. Business Day shall mean (i) with respect to any Cdn Prime Rate Loan or any other type of Advance denominated in Canadian Dollars and all matters pertaining thereto, any day excluding Saturday, Sunday and any day on which banks are not open for regular business in Montréal, Quebec or Toronto, Ontario; (ii) with respect to any US Base Rate Loan or any other type of Advance denominated in US Dollars (except as provided in clause (iii) of this definition) and all matters pertaining thereto, any day excluding Saturday, Sunday and any day on which banks are not open for regular business in New York, U.S.A. or Montréal, Quebec or Toronto, Ontario, and (iii) with respect to any LIBORTerm SOFR Rate Loan and all matters pertaining thereto, any day which is a day for dealings by and between banks in US Dollars in the LondonUS interbank market, excluding Saturday, Sunday and any day on which banks are not open for regular business in London, England or New York, U.S.A., or Montréal, Quebec or Toronto, Ontario. Canadian Dollars or Cdn$ means the lawful currency of Canada. Capital Expenditures shall mean all payments or accruals for any fixed assets or improvements or for replacements, substitutions or additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP. Capital Stock means common shares, preferred shares or other equivalent equity interests (howsoever designated) of capital stock of a body corporate, equity preferred or common interests in a limited liability company, limited or general partnership interests in a partnership or any other equivalent such ownership interest.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 5 Cash Equivalent Investments means: 1. direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the government of Canada or the United States of America (or by any agency thereof to the extent such obligations are backed by the credit of Canada or the United States of America, as the case may be), in each case maturing within one year of the date such Investment is made; 2. marketable general obligations issued by any state of the United States of America or any Province or territory of Canada or any political subdivision of any such state, Province or territory or any public instrumentality thereof maturing within one year of the date such Investment is made and, at the time of such Investment, having a credit rating of A-1 from S&P or its equivalent from Moody’s or its equivalent from DBRS; 3. investments in Canadian certificates of deposit, banker’s acceptance and time deposits maturing within twelve (12) months of the date such Investment is made, issued, guaranteed by or placed with, and money market deposit accounts issued or offered by (i) any Lender, or (ii) any commercial bank, trust company or credit union organized or licensed under the Laws of the United States of America, or any state thereof, or Canada, or any Province or territory hereof, having a credit rating of A-1 from S&P or its equivalent from Moody’s or its equivalent from DBRS; 4. commercial paper maturing no more than 270 days from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s; 5. bank accounts or securities accounts maintained with any commercial bank, trust company or credit union organized or licensed under the Laws of the United States of America, or any state thereof, or Canada, or any Province or territory hereof, having a credit rating of A-1 from S&P or its equivalent from Moody’s or its equivalent from DBRS; and 6. investments in money market funds or other mutual funds that invest solely in, or repurchase obligations that are comprised solely of the types of Investments described in clauses 1 to 5 above. Cdn Dollar LC Liability, with respect to any Lender, means, as at any time, the Rateable Share of such Lender in the face amount of the LCs denominated in Canadian Dollars issued under the Revolving Facility, and Cdn Dollar LC Liabilities refers collectively to the Cdn Dollar LC Liabilities of all Lenders. Cdn$ Account refers to the bank account in Cdn$ referred to in Section 22.5.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 6 CDOR BA Rate means on any day the annual rate of interest which is the rate determined as being the average of the quotations of all financial institutions listed in respect of the rate for Canadian Dollar bankers’ acceptances for the relevant period displayed and identified as such on the “Reuters Screen CDOR Page” (as defined in the International Swaps and Derivatives Association, Inc. 2000 definitions, as modified and amended from time to time) as of 10:00 A.M. Toronto, Ontario local time on such day and, if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 A.M. Toronto, Ontario local time to reflect any error in a posted rate of interest or in the posted average annual rate of interest with notice of such adjustment in reasonable detail evidencing the basis for such determination being concurrently provided to the Borrower). If such rates are not available on the Reuters Screen CDOR Page on any particular day, then the CDOR BA Rate on that day shall be the rate applicable to Canadian Dollar bankers’ acceptances for the relevant period quoted for customers in Canada by the Administrative Agent as of 10:00 A.M. Toronto, Ontario local time on such day; or if such day is not a Business Day, then on the immediately preceding Business Day. Where the CDOR BA Rate, as so determined, would result in a negative rate, then it shall be deemed to be zero. Change in Law means, after the date hereof, (i) the adoption or the coming into force of any Law, directive, guideline (whether or not having the force of law) or the interpretation or the administration thereof by a Governmental Authority or other authority charged with such interpretation or administration, (ii) any change in any Law, directive or guideline (whether or not having the force of law), or in the interpretation or the administration thereof by any Governmental Authority or other authority charged with the interpretation or administration thereof, (iii) any reversal by any Governmental Authority or other authority of an interpretation of any Law, directive or guideline (whether or not having the force of Law). Clean-Up means the remediation, containment, removal, treatment, elimination or disposal of any Hazardous Material. Collateral Access Agreement means a landlord waiver, bailee letter, non-disturbance agreement, acknowledgement agreement or similar agreement executed by any lessor, mortgagee, warehouseman, processor, consignee or other Person (other than a Credit Party) in possession of, having a Lien upon, or having rights or interests in any location at which inventory is situate, in favour of and for the benefit of the Administrative Agent, its successors and assigns, and in form and content reasonably satisfactory to the Administrative Agent. Compliance Certificate means a certificate, substantially in the form of the one attached hereto as SCHEDULE “P”, signed by one (1) Responsible Officer of the Borrower. Control, Controls and Controlled when used with respect to any Person means the power to appoint the majority of the members of the board of directors of such Person, directly or indirectly, whether through ownership of Capital Stock, by contract or otherwise, it being understood, however, that where the power to manage such Person has been, entirely or substantially, removed from its board of directors through a unanimous shareholder’s agreement or otherwise or when such Person does not have a board of directors, then it shall mean the power to direct the management and policies of such Person, directly or indirectly.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 7 Conversion Date means any day on which a conversion or rollover is effected. Conversion Request means a notice, substantially in the form of the one attached hereto as SCHEDULE “F”, issued to the Administrative Agent by the Borrower pursuant to Section 8.1. Counterparts has the meaning ascribed to it in Section 23.9. Counterparty means, at any time and in respect of any Derivative Instrument, the counterparty of the Borrower under such Derivative Instrument at such time. Covenant Testing Period means a period (a) commencing on the last day of the fiscal quarter of the Borrower most recently ended prior to a Covenant Trigger Event for which Borrower is required to deliver to Agent quarterly or annual financial statements pursuant to Section 15.3 or 15.4 of this Agreement, and (b) continuing through and including (but ending on) the first day after such Covenant Trigger Event that the Available Revolving Facility has equaled or exceeded 12.5% of the Revolving Facility Cap then in effect for thirty (30) consecutive days. Covenant Trigger Event means if at any time the Available Revolving Facility is less than 12.5% of the Revolving Facility Cap for five (5) consecutive Business Days. Credit Parties shall mean the Borrower and the Guarantors, and Credit Party refers to any one thereof. Credit Parties’ Counsel means Stikeman Elliott LLP and their local counsel or agents. Debt for Borrowed Money, with respect to any Person, means, without duplication, such Person’s: 1. obligations for borrowed money; 2. obligations under letters of credit or letters of guarantee or obligations to financial institutions who issued such letters of credit or letters of guarantee for the account of such Person; 3. obligations under banker’s acceptances, depository bills or depository notes (as these latter two expressions are defined in the Depository Bills and Notes Act (Canada); 4. Purchase Money Obligations; 5. obligations evidenced by bonds, debentures or promissory notes; 6. redeemable shares of its Capital Stock which are either redeemable at the option of the holder thereof, are redeemable at a fixed date or are redeemable during fixed intervals, in each case during the Revolving Period or within the six months immediately following the Revolving Period. For the purposes hereof, the amount of Debt for Borrowed Money of any such Capital Stock which shall be taken into consideration at any time shall be the maximum fixed redemption or repurchase price therefor payable during the Revolving Period or within the six months immediately following the Revolving Period;

CREDIT AGREEMENT SCHEDULE “B” - PAGE 8 7. attributable debt with respect to Sale and Leaseback Transactions; 8. balance of sale prices on Acquisitions and earn-outs and similar payment obligations of such Person, but, in this latter case, only (i) if such obligations are payable under the relevant acquisition documents, and (ii) to the extent such obligations become fixed or when they are required to appear in the liabilities section of the balance sheet of such Person; 9. the Mark to Market Exposure of such Person pursuant to any Derivative Instrument; and 10. obligations under Guarantees with respect to obligations referred to in paragraphs 1 to 9 inclusively. Default means any one of the events set forth in Article 17, the occurrence or failure to occur of which constitutes, or with the passage of time or the giving of notice or both, would constitute an Event of Default. Derivative Instruments means any “Swap Transaction” as defined in the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. and/or any agreement evidencing such transaction. Direct Advance refers to any Advance with respect to which the Borrower has requested that interest thereon be calculated on a Prime Rate Basis, a US Base Rate Basis or a LiborTerm SOFR Rate Basis. Discount Rate means (i) with respect to any BA accepted by a Lender that is a bank under SCHEDULE “I” of the Bank Act (Canada), the CDOR BA Rate for the applicable Selected Period, and (ii) with respect to any BA accepted by any Lender that is not a bank under SCHEDULE “I” of the Bank Act (Canada) or any BA Equivalent Note discounted by any Non-BA Lender, the CDOR BA Rate for the applicable Selected Period, plus 0.10%. Discounted Proceeds means, with respect to any BA, an amount equal to the result of the following mathematical formula, rounded to the nearest whole cent: where: “A” is the Discount Rate;

CREDIT AGREEMENT SCHEDULE “B” - PAGE 9 “B” is the number of days comprised in the Selected Period selected by the Borrower with respect to the relevant BAs such Lender is requested to issue; and “C” is 365. Distributions, with respect to any Person, means: 1. the payment or declaration of any dividend or the making of any distribution of any kind or character (whether in cash or property but expressly excluding any such distribution by way of the payment of dividends by the issuance of common stock) in respect of any class of the Capital Stock of such Person or to the holders of any class of its Capital Stock; and 2. the purchase, redemption or other acquisition or retirement for value of any of its Capital Stock or of any options, warrants or rights to purchase or acquire shares of its Capital Stock. Draft means a blank non-interest bearing bill of exchange within the meaning of the Bills of Exchange Act (Canada) or a blank depository bill within the meaning of the Depository Bills and Notes Act (Canada), as applicable, drawn by the Borrower and addressed to a Lender, made payable to that Lender, bearer or a clearing house bearing such distinguishing letters and numbers and being in such form as each Lender may require. Draw Request means a notice, substantially in the form of the one attached hereto as SCHEDULE “G”, issued by the Borrower to the Administrative Agent in connection with any Drawdown requested by the Borrower under the terms hereof. Drawdown means a fresh Advance which is not derived from a conversion or rollover pursuant to Article 8. Drawdown Date means any day on which a Drawdown is made. EBITDA means, with respect to the Borrower, for any period of twelve (12) consecutive months, on an Adjusted Consolidated Basis, the sum of (a) the net earnings (loss) of the Borrower for such period before (y) the Borrower’s SPAC expenses, and (z) other extraordinary, unusual items and non- recurring expenses, such other extraordinary, unusual and non-recurring items and expenses not to exceed US$5,000,000 (prior to giving effect to such add-backs) and (b) to the extent deducted in determining the net income of the Borrower for such period, Interest Expense, non-cash expenses related to stock-based compensation, non-cash changes in fair value of share warrant obligations, income tax expense or benefit, non-cash foreign exchange translation gains or losses and depreciation expense and amortization expense. For greater certainty, EBITDA generated by Investments and Subsidiaries that are not Guarantors and which are accounted for in the Adjusted Consolidated Basis shall never exceed 10% of the EBITDA of the Borrower on an Adjusted Consolidated Basis and should it exceed 10% then any excess thereof shall not be accounted for in the EBITDA of the Borrower for the purposes of monitoring compliance with the financial covenants hereunder; Effective Date has the meaning ascribed to it in Section 12.1.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 10 Eligible Accounts means all Trade Accounts of the Credit Parties created in the ordinary course of their business that arise out of such Credit Parties’ sale of goods or rendition of services, but excluding any Trade Account or portion thereof (provided, that such exclusion criteria may be revised from time to time by the Administrative Agent in its Permitted Discretion): 1. as to which any of the representations or warranties contained herein or in any other Operative Document pertaining to such Trade Account is not true or correct; 2. that is not paid within ninety (90) days from its original invoice date if consisting of Eligible Canadian Accounts and one hundred and twenty (120) days if consisting of Eligible US Accounts; 3. as to which the payment is made or, based on historical practice, knowledge of a Credit Party or otherwise, expected to be made within five (5) Business Days of shipment; 4. owed to a Credit Party by an Affiliate, shareholder (direct or indirect), employee, officer or director of a Credit Party; 5. owed to a Credit Party by a Governmental Authority, except for Trade Accounts owing by a Governmental Entity in respect of which the Credit Parties have complied, to the reasonable satisfaction of the Administrative Agent, with the Assignment of Claims Act, 31 USC §3727 or the Financial Administration Act (Canada) or with any applicable state, provincial, county or municipal law of similar purpose and effect, as applicable; 6. payable by an Account Debtor whose place of business and jurisdiction of organization is in any jurisdiction other than Canada or the United States; 7. which is being disputed by the Account Debtor thereof; 8. that is otherwise considered to constitute bad debts or doubtful accounts under GAAP; 9. for which any portion thereof the Account Debtor may claim set-off or compensate, but only to the extent thereof; 10. that is an obligation of an Account Debtor in respect of whom an Insolvency Event has occurred; 11. upon which (i) the relevant Credit Party’s right to receive payment is not absolute or is contingent upon the fulfillment of any condition whatsoever, or (ii) the relevant Credit Party is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process; 12. to the extent of any Taxes, concessions, offsets, deductions, contracts, returns, rebates, discounts, credits, allowances, chargebacks or understandings with the Account Debtor therein that in any way could reasonably be expected to adversely affect the payment of, or the amount of, such Trade Account;

CREDIT AGREEMENT SCHEDULE “B” - PAGE 11 13. with respect to which an invoice, acceptable to the Administrative Agent in form and substance, has not been sent to the Account Debtor thereof; 14. that arises from any bill-and-hold or other sale of goods which remains in the Credit Party’s possession or under its control (except to the extent title to the Inventory has passed to the customer and such bill-and-hold arrangements are temporary in nature and not revocable. 15. that is not an asset to which the relevant Credit Party has good and marketable title, is not freely assignable or as to which the Administrative Agent’s interest therein is not a first-ranking Lien that is perfected or opposable to third parties (subject to Permitted Liens that arise by operation of law); 16. that is evidenced by a negotiable instrument unless such instrument has been duly endorsed and delivered to the Administrative Agent; 17. that is the obligation of an Account Debtor to whom a Credit Party is or may become liable for goods sold or services rendered by the Account Debtor to a Credit Party, but only to the extent of the liability of the Credit Party to such Account Debtor; 18. that arises with respect to goods which are delivered on a cash-on-delivery basis or placed on consignment, guaranteed sale or other terms by reason of which the payment by the account debtor may be conditional; 19. constitutes a Tax credit; 20. that is otherwise subject to a Factoring or Securitization Program; 21. owed by an Account Debtor located in any jurisdiction which requires filing of a ““Notice of Business Activities Report”” or other similar report in order to permit the Credit Party to seek judicial enforcement in such jurisdiction of payment of such Trade Account, unless the Credit Party has filed such report or qualified to do business in such jurisdiction; or 22. does not comply in all material respects with the requirements of all applicable laws and regulations, whether Federal, state or local, including without limitation the Federal Consumer Credit Protection Act, the Federal Truth in Lending Act and Regulation Z of the Federal Reserve Board. Eligible Amount of Insured Account means, in respect of each Eligible Insured Account, the lesser of (i) 90% in value of such Eligible Insured Account, and (ii) the insured portion of such Eligible Insured Account provided that in no event may the Eligible Amount of Insured Account of any Eligible Insured Account exceed the maximum coverage available in respect of such Eligible Insured Account under the applicable receivable insurance agreement. Eligible Canadian Account means an Eligible Account that is payable by an Account Debtor whose place of business and jurisdiction of organization is in Canada.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 12 Eligible Insured Accounts means Trade Accounts who meet all of the criteria to be Eligible Accounts except paragraph 5 thereof, which qualify as Eligible Accounts, as the case may be, and whose payment is insured by a receivable insurance provider reasonably acceptable to the Administrative Agent, provided that the benefits of any insurance are specifically charged to and in favour of the Finance Parties free from any other Lien (other than Permitted Liens) and any such charge is duly accepted and acknowledged by such insurance provider. Eligible Inventory, as at the date of determination, all Inventory (other than slow moving, packaging and crating supplies used or consumed in the normal course of business), raw materials, work-in-progress and finished goods of the Credit Parties (valued at the Net Orderly Liquidation Value) that meet the following criteria (provided, that such exclusion criteria may be revised from time to time by the Administrative Agent in its Permitted Discretion): 1. as to which any of the representation or warranties contained herein or in any other Operative Document pertaining to such Inventory, raw material, work-in-progress or finished goods is true and correct; 2. are assets of a Credit Party to which it has good and marketable title, are freely assignable and are not subject to any Liens other than Permitted Liens, and over which the Administrative Agent has first priority Liens, other than Permitted Liens that arise by operation of Law; 3. are held on premises owned or operated by a Credit Party and located in Canada or the United States; 4. are not discontinued or excess items or used items held for resale; 5. are of good and merchantable quality, free from any material defects and are not obsolete, unsalable, shopworn, damaged, unfit for further processing or of substandard quality, in the Administrative Agent’s credit judgment using its Permitted Discretion; 6. if In-Transit Inventory, such Inventory forming part of the Borrowing Base does not exceed $5,000,000 in appraised value and is (i) fully insured to the satisfaction of the Administrative Agent, (ii) is fully paid or its payment is fully backed by appropriate bills of lading properly and indicates that such Inventory is “FOB” from the supplier’s location, (iii) fully covered by marine insurance reasonably acceptable to the Administrative Agent, (iv) the Credit Party retains title of said Inventory while in transit, and (v) if such In-Transit Inventory is being shipped from a location outside of Canada, it has been shipped for delivery within 30 days of the date such In-Transit Inventory is deemed eligible hereunder, but has not yet been delivered into the possession of any Credit Party; 7. meet all standards imposed by any Governmental Entity in all material respects, including with respect to its production, acquisition or importation (as the case may be); 8. are not placed or held on consignment; 9. are not held for rental or lease by or on behalf of a Credit Party;

CREDIT AGREEMENT SCHEDULE “B” - PAGE 13 10. do not breach or violate any warranty, representation or covenant contained in this Agreement or any other Operative Document; 11. are not subject to any licensing, patent, royalty, trademark, trade name or copyright agreement with any third parties which would prevent the Administrative Agent to exercise its Lien rights thereon; 12. do not require the consent of any Person for the completion or manufacture, sale or other disposition of such Inventory, raw material, work-in- progress or finished goods by the Credit Parties and such completion, manufacture or sale does not constitute a breach or default under any contract or agreement to which any Credit Party is a party of to which such Inventory, raw material, work-in-progress or finished goods, as the case may be, is or may become subject; or 13. are not so identified to a contract to sell that it constitutes, and has otherwise given rise to, a Trade Account. Enterprise Value means, for any given Permitted Acquisition, the aggregate consideration paid or payable taking into account all payments in cash, the value of payments in kind, the assumption of liabilities, any deferred payments, the expected value of earn-out payments and other payments reasonably expected to be paid as part of the aggregate consideration; Environmental Law means any applicable statute, Law, ordinance, code, rule, regulation, directive, guideline, policy, authorization, injunction, order in council, judgment, having force of law or being res judicata, as the case may be, with respect in whole or in part to the environment or its protection, adopted, issued or rendered by any Governmental Authority, court or arbitrator, including, without limitation, environmental permits. Environmental Losses has the meaning ascribed to it in Section 20.6. Equivalent means the equivalent in any currency of any value or sum denominated in any other currency using the Exchange Rate, the whole as calculated by the Administrative Agent as required under the terms hereof on the date that any such calculation is so required to be made. Erroneous Payments has the meaning ascribed to it in Section 22.10. Event of Default means any of the events described in Article 17. Exchange Rate means the rate of exchange announced by the Bank of Canada on the Business Day preceding the day as of which any determination of such rate is required to be made under the terms hereof, as the daily average exchange rate for conversions of the Original Currency into the Second Currency. Where, at any time, such rate is not announced by the Bank of Canada, then the Administrative Agent may, in its discretion, select in substitution to the Bank of Canada a third party financial information provider who regularly announces the relevant rate of exchange. Excluded Accounts means any (i) payroll accounts, (ii) tax and fiduciary accounts, (iv) escrow accounts holding funds for the benefit of third parties (other than the Borrower or any Guarantor), or (v) accounts at no time holding more than US$5,000,000 in the aggregate for all such accounts under this clause (v).

CREDIT AGREEMENT SCHEDULE “B” - PAGE 14 Excluded Assets means (i) any leased interest in any real or immovable property (including, without limitation, the last day of the term of any lease of real or immovable property), (ii) any real or immovable right, title or interest in the Lands or in the Battery Plant & Innovation Centre, (iii) any Capital Stock in a Financing Subsidiary or any Subsidiary thereof and any asset transferred pursuant to the terms of a Qualified Financing Transaction, (iv) motor vehicles, aircraft and other assets subject to certificates of title, except to the extent a Lien can be perfected by the filing of a financing statement or similar statement, (v) commercial tort claims that are not expected to result in a judgment or settlement payment in favor of a Credit Party in excess of US$5,000,000 (as determined by the Borrower in good faith), (vi) any governmental or regulatory licenses, authorizations, certificates, charters, franchises, approvals and consents (whether federal, state, provincial, territorial or otherwise) to the extent a Lien therein is prohibited or restricted thereby or requires any consent, acknowledgment or authorization from a Governmental Authority not obtained (without any requirement to obtain such consent, acknowledgment or authorization) other than to the extent such prohibition, restriction or requirement is ineffective under applicable law and other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Civil Code of Quebec or other applicable law notwithstanding such prohibition, (vii) any property to the extent the pledge thereof or grant of Lien therein (a) is prohibited or restricted by any Law or would require any consent, approval or authorization of any Governmental Authority or other authority not obtained (without any requirement to obtain such any consent, approval or authorization) (other than proceeds and receivables thereof and rights to payment therefrom, the assignment of which is expressly deemed effective under the Civil Code of Quebec or other Applicable Law notwithstanding such prohibition), (b) would cause the destruction, invalidation or abandonment of such asset under Law, or (c) is prohibited by any contract or would require any consent, approval, license or other authorization of any third party (other than Borrower or its Subsidiaries) (provided that such requirement existed on the Effective Date or at the time of the acquisition of such asset, as applicable, and was not incurred in contemplation thereof (other than in the case of capital leases and purchase money financings)) or Governmental Authority or other regulatory authority not obtained (without any requirement to obtain such consent, approval, license or other authorization), in each case, other than to the extent such prohibition or restriction is ineffective under Law, provided that if and when the prohibition which prevents the granting of a Lien in any such Property is removed, terminated or otherwise becomes unenforceable as a matter of law (including, without limitation, the termination of any such security interest resulting from the satisfaction of the Indebtedness secured thereby), and notwithstanding any previous release of Lien provided by the Administrative Agent requested in connection with respect to any such Indebtedness, the Excluded Assets will no longer include such Property and the Administrative Agent will be deemed to have, and at all times to have had, a security interest in such property and the Collateral will be deemed to include, and at all times to have included, such Property without further action or notice by any Person; (viii) margin stock, (ix) any property that is subject to a capital lease, purchase money Lien or similar arrangement, in each case permitted by this Agreement, to the extent that a grant of a Lien therein (a) would violate or invalidate such lease, license, sublicense or agreement or purchase Lien or similar arrangement or create a right of termination in favor of any other party thereto

CREDIT AGREEMENT SCHEDULE “B” - PAGE 15 (other than Borrower or any of its Subsidiaries) after giving effect to the applicable anti-assignment provisions of the Civil Code or other Law (other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under Law notwithstanding such prohibition) or (b) would require Governmental Authority or other regulatory approval, consent or authorization not obtained (without any requirement to obtain such approval, consent or authorization), other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Civil Code of Quebec or other Law notwithstanding such prohibition, provided that if and when the prohibition which prevents the granting of a Lien in any such Property is removed, terminated or otherwise becomes unenforceable as a matter of law (including, without limitation, the termination of any such security interest resulting from the satisfaction of the Indebtedness secured thereby), and notwithstanding any previous release of Lien provided by the Administrative Agent requested in connection with respect to any such Indebtedness, the Excluded Assets will no longer include such Property and the Administrative Agent will be deemed to have, and at all times to have had, a security interest in such property and the Collateral will be deemed to include, and at all times to have included, such Property without further action or notice by any Person; (x) letter of credit rights, except to the extent perfection of Liens therein is accomplished by the filing of a financing statement or similar public registration, (xi) any intent-to-use trademark applications filed in the United States Patent and Trademark Office, pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. Section 1051, prior to the accepted filing of a “Statement of Use” and issuance of a “Certificate of Registration” pursuant to Section 1(d) of the Lanham Act or an accepted filing of an “Amendment to Allege Use” whereby such intent-to-use trademark application is converted to a “use in commerce” application pursuant to Section 1(c) of the Lanham Act to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable federal law, (xii) assets where the burden or cost (including any adverse tax consequences to the Borrower or any Subsidiary) of obtaining a Lien therein or perfection thereof exceeds the practical benefit to the Finance Parties afforded thereby as reasonably determined between the Borrower and the Administrative Agent, (x) any assets to the extent a Lien in such assets or perfection thereof would result in adverse tax consequences to the Borrower or any Subsidiary as determined by the Borrower in good faith, in consultation with the Administrative Agent, unless requested by the Administrative Agent during the existence of an Event of Default, (xiii) any assets located in or governed by the law of any jurisdiction other than the United States or Canada, including any Intellectual Property located or registered in a jurisdiction other than the United States or Canada, unless requested by the Administrative Agent during the existence of an Event of Default, and (xiv) “consumer goods” as defined in the personal property security legislation of any jurisdiction. Excluded Taxes means any of the following Taxes imposed on or with respect to a Lender or Administrative Agent or required to be withheld or deducted from a payment to a Lender or Administrative Agent, (a) Income Tax or any other Taxes imposed on or measured by net income (however denominated), net worth, net profits, franchise, capital Taxes, and branch profits Taxes or similar doing business Taxes or other Taxes which are in the nature of doing business Taxes, in each case, (i) imposed as a result of such Lender or the Administrative Agent being organized under the laws of, or having its principal office or, having booked its participation for tax purposes in an office, in the jurisdiction imposing such Tax (or any political subdivision thereof)

CREDIT AGREEMENT SCHEDULE “B” - PAGE 16 or (ii) imposed as a result of a present or former connection between such Lender or the Administrative Agent and the jurisdiction imposing such Tax, (b) Taxes attributable to such Person’sPerson’s failure to comply with Section 2.12(d), (c) any Taxes imposed on any Person under or with respect to FATCA, (d) any Taxes payable (i) as a result of a Lender of the Administrative Agent not dealing at arm’sarm’s length with a Credit Party (within the meaning of the Income Tax Act (Canada)) at the time of the payment or (ii) as a result of such Lender or the Administrative Agent being a “"specified shareholder”" (as defined in subsection 18(5) of the Income Tax Act (Canada)) of a Credit Party or a Person that does not deal at arm’sarm’s length with any such specified shareholder (other than where the non-arm’snon-arm’s length relationship arises, or where such Lender or Administrative Agent is a “"specified shareholder””, or does not deal at arm’sarm’s length with a “"specified shareholder”", as a result of such Lender or Administrative Agent having become a party to, received or perfected a security interest under or received or enforced any rights under the Revolving Loan). Factoring or Securitization Program means any transaction or program relating to the disposition of accounts receivable, whether by way of factoring, invoice discounting or securitization. Federal Funds Effective Rate means, for any day, an annual interest equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York. Where the Federal Funds Effective Rate, as so determined, would result in a negative rate, then it shall be deemed to be zero. Fee Letter means the letter dated as of the date hereof among the Administrative Agent and the Borrower relating to the payment of certain fees. Finance Parties refers collectively to the Lenders, the Hedge Providers and the Administrative Agent, and Finance Party refers to any one thereof. Financial Statements means, with respect to any Person, for any period, all prepared in accordance with GAAP, the balance sheet of such Person as at the end of such period and the related statements of income, of comprehensive income, of shareholders’ equity and of cash flows for such period, setting forth in each case, in comparative form, the figures for the corresponding period of the previous fiscal quarter or for the previous fiscal year, as the case may be. Financing Subsidiary means (x) a Subsidiary of Borrower which engages in no activities other than in connection with the financing or securitization of property under a Qualified Financing Transaction and which is designated by the Borrower as a Financing Subsidiary pursuant to a written notice to the Administrative Agent, together with any Subsidiary of a Financing Subsidiary; provided that (a) no portion of obligations (contingent or otherwise) (i) are guaranteed by the Borrower or any other Credit Party, other than under a QFT Investment permitted by the terms hereof, comprising a pledge of the Capital Stock or other interests in such Financing Subsidiary (an “incidental pledge”) and guarantees of obligations (other than the principal of, and interest on, Debt for Borrowed Money) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with the property relating to the activities of the Credit Parties contemplated in Section 13.19 and which

CREDIT AGREEMENT SCHEDULE “B” - PAGE 17 is subject to such Qualified Financing Transaction, (ii) it is not recourse to or obligates Borrower or any other Credit Party in any way other than through a QFT Investment permitted by the terms hereof, an incidental pledge or pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with the property relating to the activities of the Credit Parties contemplated in Section 13.19 and which is subject to such Qualified Financing Transaction or (iii) subjects any property or asset of the Borrower or any other Credit Party (other than an incidental pledge or assets as provided in the definition of Qualified Financing Transaction), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with the property relating to the activities of the Credit Parties contemplated in Section 13.19 and which is subject to such Qualified Financing Transaction, (b) with which neither Borrower nor any other Credit Party has any material contract, agreement, arrangement or understanding (other than pursuant to the Qualified Financing Transaction) other than (i) through a QFT Investment permitted by the terms hereof, or (ii) on terms no less favorable to Borrower or such Credit Party than those that might be obtained at the time from Persons who are not Affiliates of Borrower, and (c) with which neither Borrower nor any other Credit Party has any obligation to maintain or preserve such Subsidiary’s financial condition, other than through a QFT Investment permitted by the terms hereof or (y) any Subsidiary of a Financing Subsidiary. For the avoidance of doubt, Borrower and any other Credit Party may enter into Standard Undertakings for the benefit of a Financing Subsidiary. First Amendment Effective Date has the meaning ascribed thereto in the First Supplemental Credit Agreement. First Supplemental Credit Agreement means the first supplemental credit agreement dated as of January 25, 2022 entered into among the Borrower, the guarantors named on the signature pages thereof, as Guarantors, the lenders named on the signature pages thereof, as Lenders and the Administrative Agent. Fixed Charge Coverage Ratio shall mean, for any period of twelve (12) consecutive months determined in accordance with GAAP, calculated on an Adjusted Consolidated Basis, the ratio of: (i) EBITDA for such period less (a) Capital Expenditures for the applicable period which are not financed through the incurrence of any Debt for Borrowed Money, provided that, the first US$250,000,000 of Capital Expenditures which are incurred during the period starting on the Effective Date and ending on the second (2nd) anniversary of this Agreement and which are not financed through the incurrence of Debt for Borrowed Money shall be deemed to be financed through the incurrence of any Debt for Borrowed Money for purposes of this definition notwithstanding anything to the contrary, (b) cash income taxes paid during such period, (c) Distributions paid in cash during such period; to (ii) the sum of (a) regularly scheduled payments on Debt for Borrowed Money to the extent permitted under this Agreement, and (b) the Interest Expense paid in cash for such period. For greater clarity, in the event that the Borrower uses the Revolving Facility to finance Capital Expenditures, same shall be considered as not financed for the purpose of calculating the Fixed Charge Coverage Ratio.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 18 GAAP means, with respect to the Borrower, the generally accepted accounting principles in Canada, consistently applied. As of the Effective Date, the Borrower uses the International Financial Reporting Standards (IFRS). Governmental Authority means Canada, the provinces thereof, any other sovereign country and any other regional, municipal, state, provincial, local or other subdivision of any such jurisdiction, and any other governmental entity of any such jurisdiction and includes any agency, department, commission, office, régie, ministry, tribunal, central bank or other Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government. Guarantee means, with respect to any Person (the First Person), any Debt for Borrowed Money of another Person (the Second Person) which such First Person has guaranteed or in respect of which such First Person is liable, contingently or otherwise, including, without limitation, liable by way of agreement to purchase property or services, to provide funds for payment, to supply funds to or otherwise Invest in such Second Person, or to assure a creditor of such Second Person against loss, including under or on account of Environmental Laws, other than endorsements for collection or deposit in the ordinary course of business. Furthermore, Guarantee, Guaranteed and Guaranteeing shall have correlative meanings. Guarantors means, as of the Effective Date, The Lion Electric Co. USA Inc. and Northern Genesis Acquisition Corp., and any other Person which has executed and delivered to the Administrative Agent, for the benefit of the Finance Parties, a Guarantee guaranteeing the Secured Obligations of the Borrower and the other Credit Parties. Hazardous Materials means any contaminant, pollutant, toxic substances, hazardous material, residual material, waste, dangerous goods, hazardous substances as such terms are defined in any applicable Environmental Law. Hedge Contracts is the collective reference to the Derivative Instruments entered into from time to time between any of the Credit Parties and any Lender or Hedge Provider, and Hedge Contract refers to any one thereof. Hedge Provider Accession Instrument means the instrument substantially in the form of the one attached hereto as SCHEDULE “H”. Hedge Provider refers to (i) Affiliate of a Lender that entered into a Hedge Contract with any Credit Party and that appointed the Administrative Agent as its agent and hypothecary representative, pursuant to a Hedge Provider Accession Instrument, but only in respect of Hedge Contracts entered into while it is an Affiliate of a Lender, and (ii) any financial institution that entered into a Hedge Contract with any Credit Party while it was a Lender but has since ceased to be a Lender, but only in respect of the trades under Hedge Contracts entered into while it was a Lender, and Hedge Providers refers collectively to all such Persons. Income Taxes means taxes based on or measured by income or profit of any nature of kind.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 19 Indebtedness includes, without duplication, for any Person: 1. obligations representing the deferred purchase price of property or services; 2. obligations, whether or not assumed, secured by Liens on, or payable out of the proceeds or production from, property owned by such Person; 3. Debt for Borrowed Money of such Person; 4. any other obligations which in accordance with GAAP would constitute a liability on the balance sheet of such Person; 5. any obligation described above or any Guarantee, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any Business Assets of such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and 6. obligations under Guarantees in respect of any of the foregoing. Indemnified Parties refers collectively to the Finance Parties, each of their Affiliates as well as their respective directors, officers, employees, advisors, representatives and agents and Indemnified Party refers to any one thereof. Indemnified Taxes means Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Credit Parties under the Revolving Loans. Insolvency Event means with respect to any Person, the occurrence of any of the following events: 1. such Person applies for, consents to, or acquiesces in the appointment of a receiver, receiver and manager, statutory manager, trustee or similar official for all or substantially all of its assets; or 2. such Person is declared to be in a final judgment or admits in writing that it is unable to pay its debts generally when they fall due; or 3. such Person takes any steps to obtain or is granted protection from its creditors, under any Applicable Law; or 4. (a) the commencement of an involuntary proceeding against such Person (i) seeking bankruptcy, liquidation, reorganization, dissolution, winding up, a composition or arrangement with creditors, a readjustment of debts, or other relief with respect to it or its debts under any bankruptcy laws or other customary insolvency actions or (ii) seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its assets, the issuance of a writ of attachment, execution, or similar process, or like relief and such involuntary proceeding shall remain undismissed and unstayed for a period of sixty (60) days, (b) an order for relief is entered against such

CREDIT AGREEMENT SCHEDULE “B” - PAGE 20 Person under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other present or future federal bankruptcy or insolvency Laws of Canada as now or hereafter in effect or any similar laws in the United States of America, (c) filing by such Person of an answer admitting the material allegations of a petition filed against it in any involuntary proceeding commenced against it, (d) consent by such Person to any relief referred to in this paragraph 4 or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it; or 5. anything analogous or having a substantially similar effect to any of the events specified above happens under the Applicable Law of any applicable jurisdiction. Intellectual Property means all of the patents, trademarks, service marks, trade names, copyrights, technology, know-how and processes and other intellectual property of the Credit Parties. Interest Expenses means, for any given period, with respect to the Borrower on an Adjusted Consolidated Basis, the aggregate of interest and other financing charges expensed on account of such period with respect to Debt for Borrowed Money, including, interest, discount financing fees, commissions, discounts and other fees and charges payable with respect to letters of credit, letters of guarantee, standby fees, the interest component of capital leases and net payments (if any) pursuant to Hedge Contracts involving interest, all as determined in accordance with GAAP. Interest Payment Date means: 1. with respect to the Prime Rate Loans and the US Base Rate Loans, (i) the first (1st) Business Day of each and every calendar month of each year with respect to amounts of interest accrued to and including the last day of the previous month and (ii) the last day of the Revolving Period with respect to amounts of interest accrued to and including the immediately preceding day; 2. with respect to the LiborTerm SOFR Rate Loans, for each Selected Amount: , the last Business Day of each applicable Selected Period, and, if any (i) the Selected Maturity Date applicable to such Selected Amount where the relevant Selected Period is three (3) months or less; or (ii) where the relevant Selected Period is greaterPeriod is longer than three (3) months90 calendar days, the last Business Day following each period of three (3) months duringfalling on or prior to the 90th day of such Selected Period and the Selected Maturity Date applicable to such Selected Amount; and; in each case, with respect to amounts of interest accrued to and including the immediately preceding day. 3. with respect to LC Liabilities, (i) the first (1st) Business Day of each and every calendar quarter of each year with respect to amounts of LC Fees and LC Fronting Fees accrued

CREDIT AGREEMENT SCHEDULE “B” - PAGE 21 to and including the last day of the previous quarter, and (ii) the last day of the Revolving Period with respect to amounts of LC Fees and LC Fronting Fees accrued to and including the immediately preceding day. In-Transit Inventory means Inventory that is in transit from third party vendors to a Credit Party and which Inventory has been paid for or will be paid for by such Credit Party on terms, is owned by such Credit Party, and is fully insured. Inventory means, in respect of a Person, all inventory, merchandise, goods and other personal (movable) property which are held by or on behalf of such Person for sale or lease or are furnished or are to be furnished under a contract of service or which constitute raw materials, work in process or materials used or consumed or to be used or consumed in such Person’s business or in the processing, production, promotion, delivery or shipping of the same, including other supplies. Investment means any loan, advance (other than commission, travel and similar advances to officers and employees made in the ordinary course of business), extension of credit (other than accounts receivable arising in the ordinary course of business) or contribution of capital to any other Person or any acquisition of Capital Stock, deposit accounts, certificates of deposit, mutual funds, bonds, notes, debentures or other securities of any other Person or any structured notes, and Investing, Invest and Invested shall have correlative meanings. For greater certainty, Acquisitions shall not be treated as Investments. Investment Grade Eligible Accounts means Eligible Accounts which have either (i) a Standard & Poor’s rating of BBB- or better, or (ii) a Moody’s rating of Baa3 or better. Land means, initially, the land having an aggregate approximate area of 1,610,000 sq. ft composed of (i) the parcel of land where the Battery Plant is intended to be built as shown on the plan provided to the Agent; and (ii) the parcel of land where the Innovation Centre is intended to be built as shown on the plan provided to the Agent. Law means all applicable provisions of laws, ordinances, codes, rules, regulations, orders, orders in council, directives, decrees, administrative orders, guidelines, policies of any Governmental Authority, as well as the applicable provisions of any treaty and any order and decree of any tribunal and arbitrator after the expiration of any appeal period. LCs is the collective reference to any outstanding letter of guarantee or any stand-by or other letter of credit (excluding a documentary letter of credit) and all renewals and substitutions therefor, issued from time to time by the LC Issuing Lender under the Revolving Facility, in accordance with the provisions hereof. LC Fees refers collectively to the fees payable pursuant to the provisions of Section 7.3. LC Fronting Fees refers collectively to the fees payable pursuant to the provisions of Section 7.4.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 22 LC Issuing Lender means National Bank of Canada in its capacity as the Lender that, under the terms of Section 7.2 has the exclusive right to issue LCs under the Revolving Facility and includes any successor thereto in such capacity. LC Issuing Office means the office of the LC Issuing Lender located at 600, rue De La Gauchetière Ouest, 5e étage, Montréal (Québec) (to the attention of the LC Department and the Director at the address set forth with the Administrative Agent’s signature below), or such other office in Canada as the LC Issuing Lender may specify from time to time. LC Liability with respect to any Lender, means the collective reference to the Cdn Dollar LC Liability, the US Dollar LC Liability and the LC liability under other currencies of such Lender, and LC Liabilities means the aggregate of all LC Liabilities of all Lenders. LCFS Credits means low carbon fuel standard credits of any relevant jurisdiction, or other programs of a similar nature. Lender refers to any Person named in SCHEDULE “A” hereto from time to time and includes any successor and assignee of such Person but does not include any Person which ceases to be a party hereto in accordance with the terms hereof, and Lenders is the collective reference to all such Persons. Lenders’ Counsel means Fasken Martineau DuMoulin LLP. Libor means, for the Selected Period of any Selected Amount, the interest rate per annum, expressed as a percentage, which appears on the applicable Reuters page as of 11:00 a.m., London (England) time, on the relevant Quotation Date. If such rate is not available on such day, Libor means, for the Selected Period of any Selected Amount, the interest rate per annum, as a percentage, which the Administrative Agent, in accordance with its normal practice, would be prepared to offer to leading banks in the London Interbank Market, for delivery on the first day of the Selected Period and for such Selected Period deposits in US Dollars of comparable amounts to the aggregate requested Advance, at or about 11:00 a.m., London (England) time on the relevant Quotation Date. Where Libor, as so determined, would result in a negative rate, then it shall be deemed to be zero. Libor Basis means the calculation of interest on the US Dollar Loan, or any portion of any thereof as provided in Sections 6.3 and 6.4. Libor Loan, with respect to any Lender, means, as at any time, that portion of the Loan of such Lender with respect to which the Borrower has elected to pay interest on a Libor Basis, and Libor Loans means the aggregate of all Libor Loans of all Lenders. Lien means any interest in property, or the fruits, revenues or profits derived therefrom, securing an obligation owed to, or a claim by, a Person other than the owner (which for the purposes hereof shall include a possessor under a title retention agreement and a lessee under a capital lease or in a sale and leaseback transaction), whether such right arises under common law, civil law, any Law or a contract, including, without limitation, prior claims (within the meaning of the Civil Code of Québec), by way of mortgage, pledge, charge, lien, assignment by way of security,

CREDIT AGREEMENT SCHEDULE “B” - PAGE 23 hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, deemed trust, title retention, capital lease, discount, factoring or securitization arrangement deemed trust, on recourse terms, and any right of a lessor pursuant to a lease or capital lease that would be capitalized on the balance sheet of the owner of such property or pursuant to an analogous deed with respect to property or the fruits or revenues or profits derived therefrom. Liquidity means cash and Cash Equivalent Investments. Loan Transfer Agreement refers to an agreement substantially in the form of the one attached hereto as SCHEDULE “I” whereby a Lender makes an Assignment. Loss Event has the meaning ascribed to it in Section 20.5. Non-Material Leased Premises has the meaning ascribed to it in Section 11.2. Majority Lenders means at any time (i) where there are only (2) Lenders, both Lenders, and (ii) otherwise, Lenders whose Revolving Commitments represent at least 662/3% of the Revolving Facility or, if the Revolving Commitments have been terminated, Lenders to which at least 662/3% of the Revolving Loans are due. Mark to Market Exposure in connection with a Person’s liability under any Derivative Instrument to which it is a party, means, as at any determination date, the amount determined by the Counterparty under such Derivative Instrument, using the standard methodology by such Counterparty, as being the negative mark to market value of such Derivative Instrument as of such day. Material Adverse Effect means a material adverse effect (i) upon the business, financial condition, operations or properties of the Credit Parties (taken as a whole), or (ii) on the ability of the Credit Parties to perform their obligations under the Operative Documents. Material Leased Premises has the meaning ascribed to it in Section 11.2. Maturity Date means August 11, 2024. MEI Debt Agreement means that certain offer letter dated as of June 17, 2021 pursuant to which Investissement Québec committed to provide to the Borrower a loan in a maximum principal amount of up to Cdn$50,000,000. NBC’s Prime Rate means the rate of interest, expressed as an annual rate, quoted or announced on such day by National Bank of Canada in the City of Montréal, as being its reference rate then in effect for determining interest rates on commercial loans made in Canada, in Canadian Dollars. NBC’s US Base Rate means the rate of interest, expressed as an annual rate, quoted or announced on such day by National Bank of Canada in the City of Montréal, as being its reference rate than in effect for determining interest rates on commercial loans made in Canada, in US Dollars.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 24 Negative EBITDA Permitted Acquisitions means any Permitted Acquisition that contributes negatively to the EBITDA of the Borrower calculated on an Adjusted Consolidated Basis as established on a pro forma basis, on the basis of the most recent audited consolidated financial statements of the Person or business being acquired pursuant to such Acquisition. Net Orderly Liquidation Value means the appraised value of Eligible Inventory net of liquidation expenses, conducted on a net orderly liquidation basis, and confirmed in an appraisal report reasonably satisfactory to the Administrative Agent by an accredited appraiser mandated or accepted by the Administrative Agent (including Gordon Brothers Valuation and Appraisal Services) at the expense of the Borrower. Net Proceeds means, to the extent applicable: 1. with respect to any Asset Disposition, the cash proceeds actually received from such disposition (including any cash received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as an when so received), less, only, the sum of all (i) reasonable amounts required to be paid to holders of prior-ranking Permitted Liens (if any); (ii) all reasonable fees to third party financial, legal or other professional advisors (including, without limitation, reasonable legal fees), commissions and other out-of-pocket bona fide direct expenses (as evidenced by supporting documentation provided to the Administrative Agent upon request therefor by the Administrative Agent), incurred in connection with such Asset Disposition; and (iii) income taxes reasonably estimated to be actually payable within one (1) year of the date of such Asset Disposition as a result of any gain recognized in connection with such Asset Disposition; 2. with respect to the issuance or incurrence of Debt for Borrowed Money, the cash proceeds actually received from the issuance or incurrence of such Debt for Borrowed Money, less, only, the sum of (i) the principal amount of the Debt for Borrowed Money refinanced by the issuance or incurrence of such Debt for Borrowed Money, and (ii) all reasonable fees to third party financial, legal, or other professional advisors (including, without limitation, reasonable legal fees), commissions and other out-of-the-pocket bona fide direct expenses (as evidenced by supporting documentation provided to the Administrative Agent upon request therefor by the Administrative Agent) incurred in connection with such issuance or incurrence of Debt for Borrowed Money; 3. with respect to the issuance of Capital Stock, the cash proceeds actually received from such issuance, less, only, the reasonable fees to third party financial, legal, or other professional advisors (including, without limitation, reasonable legal fees), commissions and other out-of-the-pocket bona fide direct expenses (as evidenced by supporting documentation provided to the Administrative Agent upon request therefor by the Administrative Agent) incurred in connection with such issuance; and 4. with respect to any insurance proceeds, the cash proceeds actually received from any insurance, less, only the reasonable fees to third party financial, legal, or other professional advisors (including, without limitation, reasonable legal fees), commissions and other out-of-the-pocket bona fide direct expenses (as evidenced by supporting documentation provided to the Administrative Agent upon request therefor by the Administrative Agent) incurred in connection with any claim under such insurance.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 25 Non-BA Lender means any Lender which does not or cannot in the ordinary course of business accept bills of exchange under the Bills of Exchange Act (Canada) or depository bills under the Depository Bills and Notes Act (Canada), which would constitute banker’s acceptances for the remaining Lenders, and Non-BA Lenders is the collective reference to all such Persons. Operative Documents refers collectively to this Agreement, the Security Documents, the Hedge Contracts, the Guarantees and each document, instrument or agreement entered into by or between any Credit Party, any Finance Party or any other Person in connection with the transactions contemplated herein or therein or which is supplemental hereto or thereto, and Operative Document refers to any one thereof. Original Currency has the meaning ascribed to it in Section 23.7. Participation means the sale or granting by any Lender of any participating interest in any Revolving Loan owing to such Lender and in the Revolving Commitment of such Lender or any other interest of such Lender under this Agreement, provided however, that (a) the granting or sale of such participating interest does not result in any change to the obligations of such Lender under this Agreement to any other party hereto, nor does it provide the purchaser or grantee of such interest with any rights hereunder, (b) such Lender shall remain a party to this Agreement and solely responsible for the performance of its obligations hereunder, (c) the Borrower and the Finance Parties shall continue to deal solely and directly with such Lender in connection with this Agreement, (d) the purchaser or grantee or such interest shall not be considered as a “Lender” pursuant to this Agreement, (e) all amounts payable by the Borrower to such Lender shall be determined as if such Lender had not granted such Participation, and (f) the consent of such participant shall not be required (either directly, as a restraint on such Lender’s ability to consent hereunder or otherwise) for any amendments, waivers or consents with respect to any Operative Document or to exercise or refrain from exercising any powers or rights such Lender may have under or in respect of the Operative Documents. Pension Plan means any plan, program, arrangement or understanding that is a pension plan for the purpose of any applicable pension benefits or tax laws of Canada or the United States of America or any other country or any political subdivisions thereof (whether or not registered under any such laws) which is maintained, administered or contributed to by (in virtue of a legal obligation to maintain, administer or contribute to such a plan, program, arrangement or understanding) any Credit Party in respect of any employment in Canada, the United States of America or any other country or of any political subdivisions thereof, all related funding agreements and all related agreements, arrangement and understandings in respect of, or related to, any benefits to be provided thereunder or the effect thereof on any other compensation or remuneration of any employee. Periodic Term SOFR Determination Day has meaning given to that term in the definition of “Term SOFR Rate”.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 26 Permitted Acquisition means any Acquisition by a Credit Party (i) where the Person or business being acquired pursuant to such Acquisition carries out the same or similar or related activities as the Borrower, as contemplated in Section 13.19, (ii) that would not be reasonably expected to have a Material Adverse Effect, (iii) that does not constitute a hostile or unsolicited acquisition (iv) where on the date of such Acquisition, the Ratios provided for in Section 15.1 but, in the case of the Fixed Charge Coverage Ratio, if applicable at such time, established on a pro forma basis after giving effect to such Acquisition, are maintained by the Borrower, and (iv) to the extent required by Section 11.4, the acquired Person shall become a Guarantor. Permitted Discretion means reasonable (from the perspective of a secured asset-based lender) credit judgment exercised in good faith in accordance with customary business practices of the Administrative Agent for comparable asset-based lending transactions. Permitted Liens means, with respect to any Credit Party, as at any time, any one or more of the following: 1. Liens securing the obligations of a Credit Party under a Factoring or Securitization Program that is permitted pursuant to subsection 16.5.4, provided such Liens charge only the accounts receivable (including proceeds thereof, and including any collection account into which such accounts receivable are collected) sold pursuant to such program; 2. prior claims and Liens for taxes, rates, assessments or governmental charges or levies not at the time due nor delinquent or, if due, the validity of which is being contested diligently at the time by, inter alios, any Credit Party in good faith by appropriate proceedings, and prior claims and legal hypothecs for the excess of the amount of any past due taxes or utilities for which a final assessment or account has not been received over the amount of such taxes or utilities as estimated and paid, inter alios, by such Credit Party, the whole provided that such Credit Party has set aside on its books adequate reserves with respect thereto; 3. undetermined or inchoate Liens arising or potentially arising under Law which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which, although filed or registered, relate to obligations not due or delinquent; 4. restrictions, easements, rights-of-way, restrictive covenants, licenses, servitudes, watercourse, right of way, right of access or user or other similar rights in land (including, without restriction, rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other Persons and rights reserved to or vested in any Governmental Authorities or other public authority by the terms of any lease, license, franchise, grant or permit to terminate or to require annual payments as a condition to the continuance thereof, which do not, either individually or in the aggregate, materially impair the value, use, development, management, ownership or operation of the property subject thereto and do not materially adversely affect the marketability of such property;

CREDIT AGREEMENT SCHEDULE “B” - PAGE 27 5. the rights reserved to or vested in Governmental Authorities or other public authorities or agencies by Law or by the terms of leases, licenses, franchises, grants or permits, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof, but only to the extent that same does not in the aggregate materially impair the value, use, development, management, ownership or operation of the property subject thereto and do not materially adversely affect the marketability of the such property; 6. reservations in any original grants from the Crown of any land or interest therein, exceptions under Law to title, and reservations of minerals right (including coal, oil and natural gas) in any grants from the Crown or from any other predecessors in title; 7. Liens given to a public utility, Governmental Authority or other public authority when required by such utility, Governmental Authority or other authority in connection with the development, management, ownership and operation of property; 8. any builder’s, mechanic’s, architect’s, engineer’s, supplier’s of material, labourer’s, carrier’s, warehousemen’s, materialmen’s or other similar Liens incidental to the repair, improvement or maintenance of property or out of the furnishing of materials, supplies or services, where the action to enforce the same has not proceeded to a final judgment, is being defended or contested in good faith by such Credit Party and such Credit Party has set aside on its books adequate reserves with respect thereto; 9. Liens arising out of judgments or awards with respect to which the delays of appeal have not expired or such Credit Party has appealed in good faith and has set aside on its books adequate reserves with respect thereto, and with respect to which there are no execution proceedings, but only to the extent that failure to pay such judgments does not otherwise constitute an Event of Default; 10. Liens or deposits in connection with bids, tenders and contracts (excluding those relating to the borrowing of money or the repayment of borrowed money) of such Credit Party or to secure workers’ compensation, unemployment insurance or other similar assessments under Law, or to secure costs of litigation when required by Law, and surety or appeal bonds or deposits; 11. zoning, use and building Laws and other restrictions of Governmental Authorities as to the use of property; 12. subdivision agreements, site plan control agreements, servicing agreements and other similar agreements with municipalities or other Governmental Authorities affecting the development or use of the real or immovable property which do not, either individually or in the aggregate, materially impair the value, use, development, management, ownership or operation of the property subject thereto and do not materially adversely affect the marketability of such property;

CREDIT AGREEMENT SCHEDULE “B” - PAGE 28 13. title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the value, use or marketability of property for the purposes for which it is held; 14. any Lien securing Purchase Money Obligations permitted to be outstanding under subsection 16.2.7; provided that, each such Lien only affects the property with respect to which the Purchase Money Obligation it secures was incurred, and provided further that no Lien securing any Purchase Money Obligation shall be applicable to any Capital Stock in any Person; 15. Liens in favour of the lenders (including Finalta) under the Tax Credit Loans securing the same, provided such Liens shall be first ranking (and the Lenders shall execute a cession of rank) on the government incentives and tax credits and rank subsequent to the Liens of the Administrative Agent on all other assets; 16. Liens in favour of Investissement Québec (other than on the Land) securing Indebtedness under the MEI Debt Agreement, provided such Liens shall rank subsequent to the Liens of the Agent on any other property until such time as Investissement Québec identifies a list of equipment specifically financed with the proceeds of the MEI Debt Agreement (such list of equipment to be acceptable to the Majority Lenders, acting reasonably) at which time the Liens of Investissement Québec on such specifically financed equipment shall be first ranking and the Agent shall execute a cession of rank of the Liens created under the Security Documents if concurrently therewith Investissement Québec releases all of its Liens on the assets of the Credit Parties other than its Liens on such specifically financed equipment; 17. Liens in connection with Battery Plant & Innovation Centre Sale and Leaseback Transaction; 18. Liens charging the Land and/or the Battery Plant & Innovation Centre securing Debt for Borrowed Money approved by the Majority Lenders and referred to in subsection 16.2.13; and 19. any other Lien consented to by the Administrative Agent in writing. Person means an individual, corporation, company, estate, partnership, trust, joint venture, other legal entity, unincorporated association or Governmental Authority. Preferred Claims means, at any time, the amount or amounts established in the Permitted Discretion of the Administrative Agent for amounts secured by any Liens which rank or are capable of ranking in priority to the Security Documents and/or for which amounts which may represent costs relating to the enforcement of the Security Documents, including, without limitation: 1. amounts due and not paid for wages or vacation pay;

CREDIT AGREEMENT SCHEDULE “B” - PAGE 29 2. amounts due and not paid under any legislation relating to workers’ compensation or to employment insurance; 3. all amounts deducted or withheld and not paid and remitted when due under the Income Tax Act (Canada) or other legislation related to Taxes; 4. amounts currently or past due and not paid for realty, municipal or similar taxes; 5. amounts due and owing in respect of pension fund obligations; and 6. all other like charges and demands, in respect of which any Governmental Authority may claim a prior Lien or other similar claim. Prime Rate means for any Lender on any day, a rate per annum equal to the greater of (i) the NBC’s Prime Rate on such date and (ii) the 1 month CDOR BA Rate on such day plus 1%. Prime Rate Basis means the calculation of interest on the Prime Rate Loans, or any portion thereof, or on any other amount with respect to which this Agreement or any other Agreement contemplated hereunder stipulates that it shall bear interest at a rate established, calculated and payable in accordance with Sections 4.3 and 4.5. Prime Rate Loan, with respect to any Lender, means, as at any time, that portion of the Revolving Loan of such Lender with respect to which a Borrower has elected or, under the terms of this Agreement, is required to pay interest on a Prime Rate Basis, and Prime Rate Loans means the aggregate of all Prime Rate Loans of all Lenders. Proceeds of Realization refers to any and all monies received, collected, generated or that arose from the exercise of any Rights, Remedies and/or Recourses including any monies involved in any operation of compensation or set-off. Purchase Money Obligation means, with respect to any Person, any indebtedness incurred in respect of the cost of acquisition of movable or immovable property, including by way of conditional sales contract, lease or capital lease that would be capitalized in the balance sheet of the owner of such property, in accordance with GAAP, which indebtedness existed at the time of acquisition, or was created, issued, incurred, assumed or Guaranteed approximately at the same time as the acquisition and includes any extension, renewal or refinancing of any such indebtedness if the amount thereof outstanding on the date of such extension, renewal or refinancing is not increased, it being expressly understood that Purchase Money Obligation shall not include any indebtedness incurred in connection with any Sale and Leaseback Transaction. QFT Investments refers collectively to the Investments or Guarantees made by the Credit Parties in or for the benefit of Financing Subsidiaries or any transfer of assets by the Credit Parties to Financing Subsidiaries without consideration in connection with, or related to a Qualified Financing Transaction, including any transfer of Inventory, accounts and other related property and assets, whether now existing or arising in the future, including all contracts and all guarantees or other obligations in respect thereof, proceeds thereof and other assets which are

CREDIT AGREEMENT SCHEDULE “B” - PAGE 30 customarily transferred in connection with any Qualified Financing Transaction. For the purposes of monitoring compliance with the Investment covenant set forth in clause 16.6.1.3, the QFT Investments shall be accounted at the time of their incurrence at fair market value notwithstanding that such QFT Investments may be entered into between the Credit Parties and the Financing Subsidiaries without consideration or below fair market value, as the case may be; Qualified Financing Transaction means any transaction or series of transactions entered into by the Borrower or any of its Subsidiaries pursuant to which the Borrower or any of its Subsidiaries sells, conveys or otherwise transfers to (i) a Financing Subsidiary or any other Person (in the case of a transfer by the Borrower or any of its Subsidiaries) or (ii) any other Person (in the case of a transfer by a Financing Subsidiary), Inventory, accounts and other related property and assets, whether now existing or arising in the future, including all Capital Stock and other investments in a Financing Subsidiary, all contracts and all guarantees or other obligations in respect thereof, proceeds thereof and other assets which are customarily transferred or in respect of which Liens are customarily granted in connection with an asset securitization or other financing transaction; provided that the financing terms, covenants, termination events and other provisions (including collateralization levels) thereof shall be on customary market terms for transactions involving assets such as, or similar to, the assets subject thereto (as determined in good faith by an officer of the Borrower). Quotation Date means, in relation to any Selected Period, the day on which quotations would ordinarily be given by prime banks in the relevant interbank market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that Selected Period provided that, if, for any such Selected Period, quotations would ordinarily be given on more than one date, the Quotation Date for that Selected Period shall be the last of those dates. The Quotation Date for a Selected Period relating to a LiborTerm SOFR Rate Loan is two (2) Business Days’ prior to the first day of such Selected Period. Rateable Share means, with respect to any Lender: 1. in connection with the fees, expenses and costs as well as the Proceeds of Realization and the Realization Costs, the credit and compensating balances and indemnities, the ratio of the Revolving Loan of such Lender to the Revolving Loans; and 2. with respect to the Revolving Facility, the ratio of the Revolving Commitment of such Lender to such Revolving Facility. Ratios refers collectively to the financial tests referred to in Section 15.1. Realization Costs refers collectively to: 1. all costs and expenses incident to the exercise of Rights, Remedies and/or Recourses including reasonable and documented fees and out-of-pocket expenses of counsel, accountants and other professionals, escrow fees, recording fees, broker’s fees, any fees, costs and expenses incurred in connection with any sale or foreclosure of any property or assets, and all applicable transfer and mutation taxes that may be imposed by reason of any such sale or foreclosure and the delivery of any and all instruments in connection therewith;

CREDIT AGREEMENT SCHEDULE “B” - PAGE 31 2. any claim or debt, in principal, interest, fees and accessories which, notwithstanding the provisions of this Agreement, by Law is payable by preference over the Revolving Loans; and 3. the fees, costs and expenses of the Finance Parties, including, without limitation, any indemnity in favour of any one thereof. Reduction Notice means a notice, substantially in the form of the one attached hereto as SCHEDULE “J”, issued by the Borrower to the Administrative Agent in connection with any cancellation or reduction of the Revolving Facility. Registration means any notice to or filing, publication, recording or registration with any Governmental Authority having jurisdiction with respect to any specified Person, transaction or event, or any of such Person’s Business Assets. Release shall mean (i) when used as a verb: release, spill, leak, emit, deposit, discharge, leach, migrate, dump, issue, empty, place, seep, exhaust, abandon, bury, incinerate or dispose into the environment and (ii) when used as a noun, has a correlative meaning. Relevant Margin has the meaning ascribed to it in SCHEDULE “C” Rent Reserve means a Reserve in an amount equal to the sum of three (3) months rent or other third party payment, as the case may be, for each of the leased premises, warehouses and third party premises for which a reasonably satisfactory Collateral Access Agreement has not been obtained and at which Eligible Inventory included in the Borrowing Base is located. Repayment Notice means a notice, substantially in the form of the one attached hereto as SCHEDULE “K”, issued by the Borrower to the Administrative Agent in connection with any repayment of the whole or any part of the Revolving Loans. Required Lenders means, for any purpose, either the Majority Lenders or all of the Lenders depending on who has the authority to instruct the Administrative Agent for that purpose as provided for in this Agreement. Reserves means reserves that reduce the Borrowing Base consisting of reserves against Eligible Accounts and Eligible Inventory, as applicable, established from time to time by the Administrative Agent in its Permitted Discretion, including, without limitation Rent Reserves, Preferred Claims and reserves in respect of dilution in excess of the percentage assumed by the Administrative Agent for the purpose of establishing the advance rates used to calculate the Borrowing Base. Reset Date has the meaning ascribed to it in SCHEDULE “C”. Resigning Administrative Agent has the meaning ascribed to it in Section 21.15.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 32 Responsible Officer means with respect to any Person, the president, the chief executive officer, the chief financial officer and the corporate secretary of such Person or any other officer or a director of such Person acceptable to the Administrative Agent provided that, with respect to financial matters, one of the Responsible Officers shall be the president, the chief executive officer or the chief financial officer of such Person. Revolving BA Liability, with respect to any Lender, means, as at any time, the aggregate of the face amount of the BAs accepted by such Lender under the Revolving Facility and still outstanding, after deducting therefrom any amount held under Section 10.4 in connection with such BAs, and Revolving BA Liabilities refers collectively to the Revolving BA Liabilities of all Lenders. Revolving Commitment means, with respect to any Lender, as at any time, the aggregate amount which such Lender has agreed to make available to the Borrower under the Revolving Facility pursuant to Section 2.1. Revolving Facility as at any time, refers collectively to the aggregate of the Revolving Commitments of the Lenders at such time. Revolving Facility Cap means, at any time, the lesser of (i) the Revolving Facility then in effect, and (ii) Borrowing Base then in effect. Revolving Loan, with respect to any Lender, means, as at any time, the aggregate of the principal amount of Advances of such Lender then outstanding under the Revolving Facility, including the Revolving BA Liability and the LC Liability of such Lender. Revolving Period has the meaning ascribed thereto in subsection 2.4.1. Rights, Remedies and/or Recourses with respect to any Person, refers to any personal action, provisional measure, any other immovable (real) or movable (personal) right, any other remedy, whether or not hypothecary, or whether same is exercised under the terms of any security or any other recourse whatsoever and including: 1. the right to accelerate any Indebtedness owed to such Person or to demand payment of any Indebtedness payable on demand or to demand payment under any Guarantee; 2. the right to institute or prosecute any litigation; 3. the right, whether legal or conventional, to effect compensation or set-off; 4. the right to initiate or prosecute insolvency proceedings or enforcement proceedings; and 5. the exercise of the rights or a creditor under any bankruptcy, insolvency, reorganization and enforcement proceeding. Sale and Leaseback Transaction, with respect to any Person, means any transaction or series of transactions whereby such Person sells, transfers or otherwise disposes of any of its properties and assets to another Person and such Person leases or rents, as lessee, the same property under a lease.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 33 Sales Taxes means sales, transfer, turnover or value added taxes of any nature or kind, including Canadian goods and services taxes and federal, state and provincial sales and excise taxes. Sanctions means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authorities. Sanctions Authorities, with respect to any Person, refers to the United Nations and any Governmental Authority having jurisdiction over such Person, including: (i) the Canadian Government, (ii) the United States Government, (iii) Switzerland, (iv) the European Union and with regard to (i) – (iv) above, the respective governmental institutions and agencies of any of the foregoing including, without limitation, OFAC and the United States Department of State. Sanctions List means the “Specially Designated Nationals and Blocked Persons” list or the “Sectoral Sanctions Identifications” list maintained by OFAC or any similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities. Sanctioned Person refers to: 1. a Person that is listed on any Sanctions List; 2. a Person that is located, organized or resident in a country or territory that is the target of country-wide or territory-wide Sanctions; 3. a Person directly or indirectly owned or controlled by, or acting for or on behalf of, any Person that is referred to in clauses 1 or 2 of this definition; 4. a Person with whom a subject of a Sanctions Authority (including any Finance Party) would be prohibited or restricted by Law from engaging in trade, business or other activities; 5. a Person who is otherwise a target of Sanctions (namely a person with whom a U.S. Person or other national under the jurisdiction of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or 6. a Person who is affiliated with a Person listed above. Second Currency has the meaning ascribed to it in Section 23.7. Secured Obligations refers collectively to the performance by the Credit Parties of all of their obligations under the Operative Documents, including, without limitation whether such obligations arise before or after the filing of a petition in bankruptcy and including all interest as well as indemnified costs, fees, and charges after the entry of an order for relief in a case under Title 11 of the United States Bankruptcy Code or any similar proceeding, whether or not such interest or indemnified costs, fees and charges would be an allowed claim in such proceeding, the obligation of the Credit Parties to repay the Revolving Loans upon the terms and conditions

CREDIT AGREEMENT SCHEDULE “B” - PAGE 34 provided for hereunder, the obligations of the Credit Parties under Hedge Contracts, any indebtedness or liability of the Credit Parties resulting from cash management agreements entered into with any Finance Party or any Affiliate thereof relating to netting services, automatic clearing house arrangements, employees’ credit or purchase cards, overdraft protections and similar arrangements in each case incurred in the ordinary course of business and any indebtedness or liability of the Credit Parties under any credit card program with any Finance Party or any Affiliate thereof. Security Documents is the collective reference to documents and agreements entered into from time to time pursuant to Article 11. Selected Amount means, with respect to each Lender: 1. in connection with BAs, the aggregate face amount of BAs of such Lender having the same Borrowing Date and Selected Maturity Date and outstanding or requested to be outstanding under the Revolving Facility; 2. in connection with LCs, the Rateable Share of such Lender of the maximum liability of the LC Issuing Lender under each LC outstanding or requested to be outstanding under the Revolving Facility; and 3. in connection with LiborTerm SOFR Rate Loans, the Rateable Share of such Lender of the Loan outstanding or requested to be outstanding on a LiborTerm SOFR Rate Basis. Selected Maturity Date means, with respect to BAs, LCs and LiborTerm SOFR Rate Loans, the maturity date selected by the Borrower under any Draw Request or Conversion Request, as the case may be. Selected Period means, with respect to any Selected Amount, the period commencing as of and from the Borrowing Date applicable to such Selected Amount up to and including the day preceding the Selected Maturity Date applicable to such Selected Amount. SIF means Her Majesty The Queen in Right of Canada, represented by the Minister of Industry of Canada. SIF Debt Agreement means that certain contribution agreement to be entered into and pursuant to which SIF shall commit to provide to the Borrower a loan in a maximum principal amount of up to Cdn$49,950,000. SOFR means a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).

CREDIT AGREEMENT SCHEDULE “B” - PAGE 35 Stamping Fee refers to the fee payable with respect to any BA pursuant to the provisions of Section 5.4. Stand-By Fees refers collectively to the fees payable pursuant to the provisions of Section 9.1. Standard Undertakings means all representations, warranties, covenants, indemnities, performance guarantees and servicing obligations entered into by Borrower or any other Credit Party and relating to the sale, design, development, manufacturing, and distribution of purpose-built all-electric medium and heavy-duty urban vehicle and related equipment, such as charging infrastructure and telematics, which are customary in connection with any Qualified Financing Transaction including, to cooperate with any lessor or Financing Subsidiary for an effective marketing strategy, not to compete with any lessor or Financing Subsidiary for the leasing of vehicles; Subordinated Debt refers to Debt for Borrowed Money which complies with the following conditions: 1. the maturity date thereof is at least six (6) months after the Maturity Date at the time incurred; 2. there are no mandatory or scheduled repayments of principal nor mandatory or scheduled reduction of commitment prior to the date referred to in paragraph 1 above; 3. there are no payments of interest on such Debt for Borrowed Money; 4. the rights of the lender(s) in respect of such Debt are made expressly subject and subordinate to the rights of the Lender hereunder and under the other Operative Documents, and the repayment of such Deb for Borrowed Money (whether as to principal, interest or otherwise) is postponed (unlimited standstill) to the repayment in full of all Secured Obligations, the whole pursuant to the a subordination agreement acceptable to the Lenders; and 5. no Credit Party has granted or is required to grant any Lien or any guarantee as security for the repayment of such Debt for Borrowed Money. Subsidiary of any Person means any Person (i) which is Controlled, directly or indirectly by such first Person or (ii) a majority of whose Voting Capital Stock, on a fully diluted basis, is owned directly or indirectly, beneficially or otherwise, by such first Person. A Person shall be deemed to be a Subsidiary of another Person if it is a Subsidiary of a Person that is that other’s Subsidiary. Swingline Commitment Amount means, on any date, the lesser of (i) the Revolving Commitment of the Swingline Lender on such date and (ii) US$10,000,000. Swingline Facility means the swingline facility which the Swingline Lender has agreed to make available to the Borrower pursuant to subsection 2.7.1. Swingline Lender means National Bank of Canada and includes any successor thereof in such capacity.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 36 Swingline Loan means, as at any time, the aggregate of the principal amount of Advances of the Swingline Lender then outstanding under the Swingline Facility. Swingline Redistribution means a redistribution among the Lenders of the amounts outstanding under the Revolving Loans and the Swingline Loan, the whole as contemplated in Section 22.4. Tangible Net Worth means, in respect of the Borrower, on any day, on an Adjusted Consolidated Basis, the assets of the Borrower minus the aggregate amount appearing on the consolidated balance sheet of the Borrower in respect of goodwill, deferred costs, loans to shareholders, future income taxes, and other similar intangible assets (and for greater certainty, contract costs, work in progress and prepaid expenses shall be considered as tangible assets), and total liabilities of the Borrower (other than any liabilities related to warrant obligations), determined in accordance with GAAP. Tax Credit Loans means the loans under the (i) Convention de prêt amendée et refondue among Finalta and the Borrower dated as of May 6, 2021, as amended, restated, supplemented or otherwise modified from time to time, and (ii) any other additional loan agreements added from time to time in respect of government incentive or tax credit financing. Taxes means all taxes of any kind or nature whatsoever including capital taxes, realty taxes (including utility charges which are collectible like realty taxes), business taxes, property transfer taxes, Income Taxes, Sales Taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the Effective Date or at any time in the future, by any Governmental Authority having power to tax, together with penalties, fines, additions to tax and interest thereon, and Tax shall have a correlative meaning. Term SOFR shall mean, for any Selected Period, with respect to Term SOFR Rate Loans made hereunder, the Term SOFR Reference Rate for a tenor comparable to the applicable Selected Period on the day (such day, the Periodic Term SOFR Determination Day) that is two (2) Business Days prior to the first day of such Selected Period, as such rate is published by the Term SOFR Administrator; provided, however, if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date (as defined in SCHEDULE “D”) with respect to the Term SOFR Reference Rate has not occurred, then the Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term SOFR Determination Day. Term SOFR Administrator means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion). Term SOFR Rate shall mean, for any Selected Period, with respect to Term SOFR Rate Loans, the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for a Selected Period of

CREDIT AGREEMENT SCHEDULE “B” - PAGE 37 one-month’s duration, 0.26161% (26.161 basis points) for a Selected Period of three-months’ duration, and 0.42826% (42.826 basis points) for a Selected Period of six-months’ duration, provided that, if the Term SOFR Rate determined as provided above shall ever be less than zero for any Selected Period, then the Term SOFR Rate shall be deemed to be zero for such Selected Period. Term SOFR Rate Basis means the calculation of interest on the US Dollar Loan, or any portion of any thereof as provided in Sections 6.3 and 6.4. Term SOFR Rate Loan, with respect to any Lender, means, as at any time, that portion of the Loan of such Lender with respect to which the Borrower has elected to pay interest on a Term SOFR Rate Basis, and Term SOFR Rate Loans means the aggregate of all Term SOFR Rate Loans of all Lenders. Term SOFR Reference Rate means the forward-looking term rate based on SOFR. Trade Accounts in respect of any Person, refers to the right of any Person to payment for goods sold or for services rendered in the ordinary course of business by that Person. Type means, with respect to any Advance, its nature as a Prime Rate Loan, as a US Base Rate Loan, as a LiborTerm SOFR Rate Loan, as an issue of BAs or as an issue of LCs. US Base Rate means, on any day, a rate per annum equal to the greater of (i) NBC’s US Base Rate on such date and (ii) the Federal Funds Effective Rate on such day plus 1%. US Base Rate Basis means the calculation of interest on the US Base Rate Loan, or any portion thereof, or on any other amount with respect to which this Agreement or any other Operative Document contemplated hereunder stipulates that it shall bear interest at a rate established, calculated and payable in accordance with Sections 4.4 and 4.5. US Base Rate Loan, with respect to any Lender, means, as at any time, that portion of the Revolving Loan of such Lender with respect to which a Borrower has elected or, under the terms of this Agreement, is required to pay interest on a US Base Rate Basis, and US Base Rate Loans means the aggregate of all US Base Rate Rate Loans of all Lenders. US Dollars or US$ means the lawful currency of the United States of America. US Dollars Account refers to the bank account in US$ referred to in Section 22.5. US Dollar LC Liability with respect to any Lender, means at any time, the Rateable Share or such Lender in the face amount of the LCs denominated in US Dollars issued under the Revolving Facility, and US Dollar LC Liabilities refers collectively to the US Dollar LC Liabilities of all Lenders. US Dollar Loan, with respect to any Lender, means, as at any time, the aggregate of the principal amount of Advances of such Lender then outstanding in US Dollars under the Revolving Facility, including the US Dollar LC Liability of such Lender.

CREDIT AGREEMENT SCHEDULE “B” - PAGE 38 US Dollar LC Liability with respect to any Lender, means, as at any time, the Rateable Share of such Lender in the face amount of the LCs denominated in US Dollars issued under the Revolving Facility. 2. Additional References To the extent the context so admits, any reference in this Agreement, or in any agreement ancillary thereto, to: 1. arm’s length shall be construed in the same manner it is used in the Income Tax Act (Canada); 2. fair market value shall be construed as the price, expressed in terms of money and money’s worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm’s length, where neither party is under any compulsion to act; 3. include, includes and including shall be construed to be followed by the statement “without limitation” and none of such terms shall be construed to limit any word or statement which it follows to the specific or similar items or matters immediately following it; 4. losses and expenses shall be construed as losses, costs, expenses, damages, penalties, causes of action, actions, judgments, suits, proceedings, claims, claims over, demands and liabilities, including any applicable court costs and reasonable legal fees and disbursements on a solicitor and client basis, and loss and expense shall be construed in like manner; 5. rights shall be construed as rights, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and right shall be construed in like manner; 6. obligations shall be construed as indebtedness, obligations, responsibilities, duties and liabilities (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and obliged, obligation and obligated shall be construed in like manner; 7. successor of a body corporate shall be construed so as to include (i) any amalgamated or other corporation of which such body corporate or any of its successors is one of the amalgamating or merging corporations, (ii) any corporation resulting from any court approved arrangement of which such body corporate or any of its successors is party, (iii) any corporation resulting from the continuance of such body corporate or any successor of it under the laws of another jurisdiction of incorporation and (iv) any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any corporation referred to in clause (i), (ii) or (iii);

CREDIT AGREEMENT SCHEDULE “B” - PAGE 39 8. where under the terms hereof, a definition relating to amounts outstanding under the Revolving Loans consists of a collective reference to amounts which are denominated in Canadian Dollars or US Dollars, as the case may be, unless otherwise indicated, such definition shall be read as referring to that amount expressed in its Equivalent in US Dollars for any portion thereof denominated in Canadian Dollars. 3. References to Agreements Each reference in this Agreement to any agreement (including this Agreement and any other defined term that is an agreement) shall be construed so as to include such agreement (including any attached schedules) and each amendment, supplement, amendment and restatement, novation and other modification made to it at or before the time in question. The terms this Agreement, this Credit Agreement, this Credit Agreement, hereof, hereunder and similar expressions refer to this agreement and not to any particular Article, Section, subsection, paragraph, subparagraph, clause or other portion of this agreement. 4. Reference to Statutes Each reference in this Agreement to any code, statute, regulation, official interpretation, directive or other legislative enactment of any Canadian or foreign jurisdiction (including any political subdivision thereof) shall be construed so as to include such code, statute, regulation, official interpretation, directive or enactment and each amendment, reenactment, reissuance or replacement thereof made at or before the time in question.

CREDIT AGREEMENT SCHEDULE “C” - PAGE 1 SCHEDULE “C” DEFINITION OF RELEVANT MARGIN AND STAND-BY FEE [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “D” - PAGE 1 SCHEDULE “D” LIBOR REPLACEMENT SETTING LANGUAGE EFFECT OF BENCHMARK TRANSITION EVENT Notwithstanding anything to the contrary herein or in any other Operative Document (and any Hedge Contract will be deemed not to be an Operative Document for purposes of this SCHEDULE “D”): a) Replacing LIBOR. On March 5, 2021 the Financial Conduct Authority (FCA), the regulatory supervisor of the LIBOR’s administrator (IBA), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1-month, 3-month, 6-month and 12- month LIBOR tenor settings. On the earlier of i. the date that all Available Tenors of LIBOR have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and ii. the Early Opt-in Effective Date, if the then-current Benchmark is LIBOR, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Operative Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Operative Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis and the interest payment dates will be determined by the Administrative Agent pursuant to clause (e) below. (1) b) Replacing Future Benchmarks. Upon Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Operative Document, upon the occurrence of a Benchmark Transition Event, the Administrative Agent may amend this Agreement to replace the then current Benchmark with a Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Operative Document in respect of any Benchmark setting at or after. Any such amendment will become effective at 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacementsuch proposed amendment is provided to the Borrower and the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Operative Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. c) Benchmark Replacement after a Term SOFR Event. Notwithstanding anything to the contrary herein or in any other Operative Document, if a Term SOFR Event has occurred prior to the time of the next setting of the then-current Benchmark, then the sum of (i) Term SOFR and (ii) the applicable percentage specified in clause (1)(a) of the definition of Benchmark

CREDIT AGREEMENT SCHEDULE “D” - PAGE 2 Replacement will become the applicable Benchmark Replacement and will replace the then-current Benchmark for all purposes hereunder or under any Operative Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Operative Document; provided that this clause (c) will not be effective unless the Administrative Agent has delivered to the Lenders and the Borrower a notice of the occurrence of such Term SOFR Event. d) Unavailability of Benchmark. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for an Advance of, conversion to or renewal of Revolving Loans to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Administrative Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to US Base Rate Loans. During the period referenced in the foregoing sentence, the component of US Base Rate based upon the Benchmark will not be used in any determination of US Base Rate. (2) e) Benchmark Replacement Conforming Changes. In connection with the implementation, use, adoption and administration of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Operative Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective at 5:00 p.m. (Toronto time) on the fifth Business Day after the date such proposed amendment is provided to the Borrower and the Lenders without any further action or consent of any other party to this Agreement or any other Operative Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. (3) f) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement, and (ii) the effectiveness of any Benchmark Replacement Conforming Changes. The Administrative Agent will promptly notify the Borrower and the Lenders of the removal or reinstatement of any tenor of a Benchmark pursuant to paragraph (4) below. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this ScheduleSCHEDULE “D”, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this ScheduleSCHEDULE “D”.

CREDIT AGREEMENT SCHEDULE “D” - PAGE 3 (4) Unavailability of Tenor of Benchmark. AtNotwithstanding anything to the contrary herein or in any other Operative Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or USD LIBOR), then the Administrative Agent may remove any tenor of such Benchmark that is unavailable or non-representative : (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate), and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion, or (B) the administrator of such Benchmark or the regulatory supervisor for the administrator of this Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks, then the Administrative Agent may modify the definition of “Selected Period” (or any similar or analogous definition) for any Benchmark settings at or after such time, to remove such unavailable, non-representative, non compliant or non aligned tenor, and (ii) for if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) settings and (ii), or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Selected Period” (or any similar or analogous definition) for all Benchmark settings at or after such time, to reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings that has ceased to be unavailable or non-representative. (5) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a Loan made based upon the Term SOFR Rate or any conversion to or rollover of a Loan made based upon the Term SOFR Rate to be made, converted or rolled over during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for, or a conversion to, a USBase Rate Loan, as applicable. (6) h) Definitions. In this ScheduleSCHEDULE “D”, the following terms have the meanings set out below“: “Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (ix) if the then- currentsuch Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest perioda Selected Period, or (iiy) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case as of such date and not including any tenor for such

CREDIT AGREEMENT SCHEDULE “D” - PAGE 4 Benchmark that is then-removed from the definition of Selected Period pursuant to paragraph (4) above. “Benchmark” means, initially, the LIBOR; in respect of loans in US Dollars that are not US Base Rate Loans, the Term SOFR Reference Rate, provided that if a replacement of the Benchmark Transition Event has occurred pursuant to this Schedulewith respect to the Term SOFR Reference Rate or the then-current Benchmark for US Dollars, then “Benchmark” means the applicable Benchmark Replacement in respect of US Dollars to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to Benchmark will include, as applicable, the published component used in the calculation thereof pursuant to paragraph (1) above. ““Benchmark Replacement” means, for any Available Tenor” means, with respect to any Benchmark Transition Event the sum of: (a) the alternative benchmark rate that has been selected by the Administrative Agent and the Borrower for US Dollars giving due consideration to (i) any selection or recommendation of a benchmark rate or mechanism for determining such a rate by the Relevant Governmental Body, and (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for credit facilities in US Dollars; and (b) the related Benchmark Replacement Adjustment; 1) For purposes of clause (a) of this Schedule, the first alternative set forth below that can be determined by the Administrative Agent: a) the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one-month’s duration, 0.26161% (26.161 basis points) for an Available Tenor of three-months’ duration, and 0.42826% (42.826 basis points) for an Available Tenor of six-months’ duration, or b) the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of the LIBOR with a SOFR-based rate having approximately the same length as the interest payment period specified in clause (a) of this Schedule; and 2) For purposes of clause (b) of this Schedule, the sum of (i) the alternate benchmark rate and (ii) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. dollar- denominated syndicated credit facilities at such time; provided that, if theany such Benchmark Replacement as so determined pursuant to clause (1) or (2) above would be less than the Floor, thesuch Benchmark Replacement willshall be deemed to be the Floor for the purposes of this Agreement and the other LoanOperative Documents.

CREDIT AGREEMENT SCHEDULE “D” - PAGE 5 “Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body, or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for United States Dollar- denominated syndicated or bilateral credit facilities in Canada at such time, as applicable. “Benchmark Replacement Conforming Changes” means, with respect to either the use or adoption administration or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “US Base Rate, the definition of ” “Business Day,” the definition of “Selected Period” or any similar or analogous definition,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or renewalrollover notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement andrate or to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacementrate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Operative Documents). “Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark: (a) In the case of Clause (a) or Clause (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein, and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or (b) In the case of Clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative or non-compliant with or non-aligned with the

CREDIT AGREEMENT SCHEDULE “D” - PAGE 6 International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks; provided that such non-representativeness, non-compliance or non-alignment will be determined by reference to the most recent statement or publication referenced in such Clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date. (c) For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of Clause (a) or Clause (b) of this definition with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof). “Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then current Benchmark: (a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); (b) Benchmark Transition Event means, with respect to any then-current Benchmark other than the LIBOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York (or the published component used in the calculation thereof), the Relevant Governmental Body, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating (or such component), which states that a) the such administrator of such Benchmark (or such component) has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, (or such component) permanently or indefinitely,; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component); or (c) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative or in compliance with or aligned with the International Association of Securities Commissions (IOSCO) Principles for Financial Benchmarks.

CREDIT AGREEMENT SCHEDULE “D”- PAGE 7 “Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Operative Document in accordance with this SCHEDULE “D”,, and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Operative Document in accordance with this SCHEDULE “D”. “Floor” means the benchmark rate floor, if any, provided in this Agreement with respect to Term SOFR Rate. b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored. Daily Simple SOFR means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining Daily Simple SOFR for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish in its sole discretion another convention which is consistent with the purpose of this Schedule. Early Opt-in Effective Date means, with respect to any Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (Montreal time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders. Early Opt-in Election means the occurrence of: a) a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and b) the joint election by the Administrative Agent and the Borrower to trigger a fallback from LIBOR and the provision by the Administrative Agent of written notice of such election to the Lenders.

CREDIT AGREEMENT SCHEDULE “D” - PAGE 8 Floor means 0%. “Relevant Governmental Body” means in respect of United States Dollars, the Board of Governors of the Federal Reserve System of the United States or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System of the United States or the Federal Reserve Bank of New York, or any successor thereto. “Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment. SOFR means a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time). Term SOFR means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body. Term SOFR Event means the determination by the Administrative Agent that (i) Term SOFR has been recommended for use by the Relevant Governmental Body, (ii) the administration of Term SOFR is administratively feasible for the Administrative Agent and (iii) a Benchmark Transition Event has previously occurred resulting in a Benchmark Replacement that is not based on Term SOFR.

CREDIT AGREEMENT SCHEDULE “E” - PAGE 1 SCHEDULE “E” FORM OF BORROWING BASE CERTIFICATE [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “F” - PAGE 1 SCHEDULE “F” FORM OF CONVERSION REQUEST [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “H” - PAGE 1 SCHEDULE “G” FORM OF DRAW REQUEST [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “H” - PAGE 2 SCHEDULE “H” FORM OF HEDGE PROVIDER ACCESSION INSTRUMENT [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “H” - PAGE 3 CONSENT FROM THE BORROWER AND THE GUARANTORS [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “I” - PAGE 1 SCHEDULE “I” FORM OF LOAN TRANSFER AGREEMENT [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “J” - PAGE 1 SCHEDULE “J” FORM OF REDUCTION NOTICE [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “K” - PAGE 1 SCHEDULE “K” FORM OF REPAYMENT NOTICE [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “L” - PAGE 1 SCHEDULE “L” FORM OF COLLATERAL ACCESS AGREEMENT [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “M” - PAGE 1 SCHEDULE “M” LIST OF IMMOVABLE PROPERTIES [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “N” SCHEDULE “N” CORPORATE STRUCTURE [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “O” - PAGE 1 SCHEDULE “O” LIST OF REGISTERED INTELLECTUAL PROPERTY [Redacted - Schedule]

CREDIT AGREEMENT SCHEDULE “P” - PAGE 1 SCHEDULE “P” FORM OF COMPLIANCE CERTIFICATE [Redacted - Schedule]